

Interim report as of 30 June 2003

AEM SPA



"Each photograph is a stage in an explorative journey, an experience in wich I try to suspend plans and judgments to follow a different map designed by the expression of one's eyes".

Luigi Bussolati

The images, wich accompany the Interim Report, are some of those realized for AEM S.p.A. by a young Italian photographer: Luigi Bussolati.

The young artist has worked for months in the Cassano d'Adda and Famagosta powerstations and in the large AEM construction sites in Valtellina where, between the mountains, AEM has upgraded the hydroelectric power production plants.

Contents

The AEM Group as of 30 June 2003

AEM SPA

Power Grid Management

- 99.99% — AEM Elettricità S.p.A.
- 99.99% — AEM Gas S.p.A.
- 99.99% — AEM Trasmissione S.p.A.
- 100% — Metroweb S.p.A.
- 71.44% — Serenissima Gas S.p.A. (*)

Market

- 100% — AEM Trading S.r.l.
- 99.99% — AEM Energia S.p.A.
- 71.44% — Serenissima Energia S.r.l.
- 40% — Plurigas S.p.A.
- 100% — AEM Calore & Servizi S.p.A.
- 100% — Servizi Calore Milano S.r.l.

Services

- 100% — AEM Service S.r.l.
- 100% — Zincar S.r.l.
- 33.33% — Electrone S.p.A.
- 55% — Valdisotto Energia S.r.l.

Other Equity Investments

- 13.4% — Edipower S.p.A.
- 17.49% — AGAM Monza S.p.A.
- 49% — Malpensa Energia S.r.l.
- 49% — e-Utile S.p.A.
- 39.87% — Mestni Plinovodi d.o.o.
- 35.76% — Società Servizi Valdisotto S.p.A.
- 35% — Alagaz S.p.A.
- 30% — Consorzio 3A
- 25% — Energheia S.r.l.
- 5.4% — Atel Aar e Ticino SA di Elettricità

Business Activities:

- Power Grid Management
- Market
- Services
- Other Equity Investments

(*) AEM S.p.A.'s investment in Serenissima Gas S.p.A. amounts to 79.4%, net of treasury shares.

Highlights of the AEM Group

Economic data - millions of euro	06.30.2003	06.30.2002
Net revenues	**703.1**	**521.3**
External charges	(417.5)	(340.5)
Payroll and related costs	(64.6)	(52.4)
Gross operating income	**221.0**	**128.4**
Amortization, depreciation and provisions	(61.5)	(51.1)
Operating income	**159.5**	**77.3**
Financial income and expenses	(21.5)	(8.8)
Share of net income of companies carried at equity	0.1	(21.8)
Extraordinary income/(expenses) net	225.3	1.6
Income before taxation	**363.4**	**48.3**
Minority interests	(0.6)	0.5
Income before taxation for the period pertaining to the Group	**362.8**	**48.8**
Operating income/Net revenues	**22.7%**	**14.8%**

Financial data - millions of euro	06.30.2003	06.30.2002
Operating cash flows	402.5	189.3
Net investments	(30.3)	(260.2)
Free cash flows	372.2	(70.9)

Equity data - millions of euro	06.30.2003 (*)	12.31.2002
Net capital invested	2,335.2	2,344.4
Group shareholders' equity and minority interests	1,432.1	1,182.0
Net financial position	(903.1)	(1,162.4)

(*) The balances as of 30 June 2003 have been calculated with reference to the gross income for the period.

Main operating data	06.30.2003	06.30.2002
Customers served (in thousands)	1,716	1,302
Employees (average number for the period)	3,051	2,543
Electricity distributed (in millions of kWh)	3,596	1,739
Electricity sold (in millions of kWh)	3,304	2,551
Methane gas distributed (in millions of cubic metres)	713	691
Methane gas sold (in millions of cubic metres)	866	669
Heat sold (in millions of kWht)	312	187

Significant ratios	06.30.2003	06.30.2002
Average 3-month Euribor 1st Half of 2003	2.534%	3.402%
Average price of Brent crude 2nd Half 2003 (US$/bbl)	28.768	23.091

AEM S.p.A.'s stockmarket performance

During the first half of 2003, AEM's listed stock suffered a drop of 2.2%. During the same period, the loss of the Mibtel index was 1.6%.

Daily average trading was around 1.3 million shares, up during the second quarter of the year when compared with the first.

The capitalization of the Group as of 30 June 2003, amounted to Euro 2.291 billion.

During the course of the first 6 months, the stock reflected a trend ever closer to that of the main securities in the utility sector, when compared with that which occurred in the past when AEM was much more closely tied to the securities in the technological sector.

AEM is a component of the MIDEX index. At an international level, AEM is present on the following indices: Dow Jones Euro Stoxx, Dow Jones Stoxx and Bloomberg Europe.

AEM - price and volumes



6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Volumes
1,45
1,4
1,35
1,3
1,25
1,2
1,15
1,1
1,05
1
€ per share
02.01.2003
23.01.2003
13.02.2003
06.03.2003
27.03.2003
17.04.2003
13.05.2003
03.06.2003
24.06.2003
Prices
Volumes

Directors and Officers

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Francesco Randazzo

Directors
Gianni Castelli
Giulio Del Ninno
Mario Mauri
Paolo Oberti
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman
Luigi Carlo Spadacini

Auditors
Alfredo Fossati
Italo Bruno Vergallo

Alternate Auditors
Gianfranco Antonioli
Francesco Arancio

Independent Auditors
Reconta Ernst & Young S.p.A.

As far as the nature of the powers granted to the Directors is concerned, reference should be made to the section "Appointments of the Directors and Officers" on page 113.



Directors' comments on the performance of operations

Economic, equity and financial summary of the AEM Group

This interim report does not take into consideration the effects associated with the taxation for the accounting period, which are difficult to estimate as of the period end date. Therefore, the balance sheet and cash flow statement comparisons relating to the captions or account grouping influenced by the fiscal effects, are not consistent.

AEM Group

Statement of income

millions of euro	06.30.2003	% on revenues	06.30.2002	% on revenues	Change	% 03/02
Net revenues	**703.1**	**100.0**	**521.3**	**100.0**	**181.8**	**34.9**
Revenues from sales	609.7	86.7	424.1	81.4	185.6	43.8
Other revenues	93.4	13.3	97.2	18.6	(3.8)	(3.9)
External charges	**(417.5)**	**(59.4)**	**(340.5)**	**(65.3)**	**(77.0)**	**22.6**
Payroll and related costs	(64.6)	(9.2)	(52.4)	(10.1)	(12.2)	23.3
Gross operating income (EBITDA)	**221.0**	**31.4**	**128.4**	**24.6**	**92.6**	**72.1**
Amortization and depreciation	(56.6)	(8.1)	(43.0)	(8.2)	(13.6)	31.6
Provisions	(4.9)	(0.7)	(8.1)	(1.6)	3.2	(39.5)
Operating income (EBIT)	**159.5**	**22.7**	**77.3**	**14.8**	**82.2**	**106.3**
Share of net income of companies carried at equity	0.1	0.0	(21.8)	(4.2)	21.9	(100.5)
Financial income/(expense), net	(21.5)	(3.1)	(8.8)	(1.7)	(12.7)	144.3
Income from operating activities	**138.1**	**19.6**	**46.7**	**9.0**	**91.4**	**195.7**
Extraordinary income/(expense), net	225.3	32.0	1.6	0.3	223.7	13,981.3
Income before taxation	**363.4**	**51.7**	**48.3**	**9.3**	**315.1**	**652.4**
Less: loss/(income) pertaining to minority interests	(0.6)	(0.1)	0.5	0.1	(1.1)	(220.0)
Income for the period pertaining to the Group before taxation	**362.8**	**51.6**	**48.8**	**9.4**	**314.0**	**643.4**

During the first six months of 2003, the consolidated net revenues of the AEM Group amounted to Euro 703.1 million (Euro 521.3 million as of 30 June 2002), up 34.9%.

The growth in sales revenues is mainly attributable to the rise in the volumes of electricity sold and distributed (respectively 3,303.9 and 3,596.2 million kWhs; +29.5% and +106.8%) to a large extent the consequence of the acquisition of the ENEL's Milan and Rozzano business segments, municipalities in which the sales to restricted customers reached 2,730 million kWhs (+103.3%).

The contribution from the gas sector was also positive due to the rise in volumes sold and distributed (respectively 866.5 and 712.8 million cubic metres; +29.5% and +3.1%), as was the contribution from sales of heat (312 million thermal kWhs, +67.1%) and related services whose growth benefited from the acquisition of the company, Siemens Facility Management Services S.p.A., which took place at the end of 2002.

The six-month period in question distinguished itself due to higher costs of raw materials in international markets whose effect on sales revenues can be estimated at around Euro 31 million (involving an essentially similar effect with regards to costs).

External charges amounted to Euro 417.5 million (Euro 340.5 million as of 30 June 2002), with an increase of 22.6%.
This trend is explained by the greater purchases of electricity and gas to support the demand of the Group's customers. As far as the electricity sector is concerned in particular, the demand coverage was ensured by recourse to self production for 1,804 GWhs (2,093 GWhs in the first half of 2002) and by the acquisition from third party producers for 1,656 GWhs (550 GWhs in the first six months of 2002). Production activities disclose a significant increase in the hydroelectric sector (+38.7%) against a significant drop in thermoelectric production (–46.7%) due to the suspension of the production activities of the 320 MW thermoelectric unit for the anticipated repowering measures.

With regards to cost containment, shareholders are informed of the disappearance of the tax on the so-called hydroelectric yield, which was still recorded in the accounts during the first half of 2002 for Euro 16.2 million, as well as the reduction of the regulated costs for the use of the gas infrastructures (transport and storage).

Payroll and related costs amounted to Euro 64.6 million (Euro 52.4 million as of 30 June 2002) including those costs deriving from the extension of the consolidation scope, which compared with the same period in 2002 now includes the acquisition of the ENEL business segment and the company AEM Calore & Servizi S.p.A. (consolidated on a line-by-line basis).

The significant growth in revenues against a more contained growth in operating costs has led to an increase of 72.1% in the gross operating income, which reached the Euro 221.0 million (Euro 128.4 million as of 30 June 2002).

Following amortization and depreciation charges for Euro 56.6 million (Euro 43.0 million as of 30 June 2002) and provisions for risks and charges for Euro 4.9 million (Euro 8.1 million as of 30 June 2002), the net operating income (EBIT) amounted to Euro 159.5 million (Euro 77.3 million as of 30 June 2002), registering an increase of 106.3%.
The provisions for risks include the estimate of possible charges for Euro 3.1 million pertaining to the six-month period against regulatory measures on the tariffs applied to activities for the sale and distribution of electricity to the restricted market.

The balance of financial operations was negative for a total of Euro 21.5 million (Euro –8.8 million as of 30 June 2002). The increase in financial expense is due to the growth in indebtedness supporting the investment activities realized in the previous year.

Income from operating activities amounts to Euro 138.1 million (Euro 46.7 million as of 30 June 2002), up 195.7%.

Net extraordinary income and expense reflects the capital gain realized on the sale of the equity investment in Fastweb S.p.A., which was concluded on 23 June 2003 for a price of Euro 277 million, against a book value of the investment, in the consolidated financial statements, of Euro 80 million adjusted by the consolidation reserve amounting to Euro 28 million established in 2001.
The income before taxation and before income pertaining to minority shareholders came to Euro 363.4 million (Euro 48.3 million as of 30 June 2002).

Consolidated income before taxation for the period, net of the portion of income pertaining to minority shareholders, amounted to Euro 362.8 million (Euro 48.8 million as of 30 June 2002).

Balance sheet

The total capital invested as of 30 June 2003 totalled Euro 2,335.2 million (Euro 2,344.4 million as of 31 December 2002).

Net investments in tangible and intangible fixed assets amounted to Euro 126.9 million. Financial fixed assets disclosed a net decrease of Euro 96.8 million, essentially consequent to the sale of the equity investment in Fastweb S.p.A..

Working capital presented an increase of Euro 19.4 million.

Among sources, consolidated shareholders' equity, amounting to Euro 1,432.1 million (Euro 1,182.0 million as of 31 December 2002) increased due to the difference between the gross income for the period pertaining to the Group, amounting to Euro 362.8 million, the dividends distributed by the parent company AEM S.p.A., for Euro 75.6 million and the reversal to the statement of income the consolidation reserve deriving from the equity valuation of the investment in Fastweb S.p.A. for Euro 28.6 million.

The negative net consolidated financial position, totaling Euro 903.1 million (Euro –1,162.4 million as of 31 December 2002) therefore discloses an improvement of Euro 259.3 million.

The equity position as of 30 June 2003, presented on a comparative with the balances relating to the closure of the previous accounting periods, is summarized in the following table:

millions of euro	06.30.2003	%	12.31.2002	%	Change	% 03/02
Capital invested						
Fixed assets, net	2,403.2	102.9	2,431.8	103.7	(28.6)	(1.2)
Working capital	(68.0)	(2.9)	(87.4)	(3.7)	19.4	(22.2)
Total capital invested	**2,335.2**	**100.0**	**2,344.4**	**100.0**	**(9.2)**	**(0.4)**
Sources of coverage						
Shareholders' equity of the Group	**1,432.1**	**61.3**	**1,182.0**	**50.4**	**250.1**	**21.2**
– Medium/long-term financial receivables	125.5	5.4	5.3	0.2	120.2	2,267.9
– Medium/long-term financial payables	691.2	29.6	821.8	35.1	(130.6)	(15.9)
Medium/long-term net financial indebtedness	565.7	24.2	816.5	34.8	(250.8)	(30.7)
– Short-term financial indebtedness	461.7	19.8	406.2	17.3	55.5	13.7
– Short-term financial assets	124.3	5.3	60.3	2.6	64	106
Short-term net financial indebtedness	337.4	14.4	345.9	14.8	(8.5)	(2.5)
Total net financial position	**903.1**	**38.7**	**1,162.4**	**49.6**	**(259.3)**	**(22.3)**
Total sources	**2,335.2**	**100.0**	**2,344.4**	**100.0**	**(9.2)**	**(0.4)**

The statement of cash flows discloses that the transactions for the period have generated financial resources at the consolidated level for Euro 402.5 million (Euro 189.3 million as of 30 June 2002).

Investment activities absorbed resources for Euro 30.3 million (Euro -260.2 million as of 30 June 2002).
The financing activities of the Group absorbed resources for Euro 309.9 million, as a consequence among other items, the subscription of the convertible bond issued by e.Biscom S.p.A. to finance the acquisition of Fastweb S.p.A. shares. As of 30 June 2003, AEM S.p.A. sold the equity investment in Fastweb S.p.A. for Euro 277.2 million, purchased the equity investment in Metroweb S.p.A. for Euro 37 million and subscribed a convertible bond issued by e.Biscom for Euro 120 million. The difference of around Euro 120 million has remained deposited with the banks pending the subscription of the second portion of the bond issue.

The table below contains a summary relating to the composition of the net financial indebtedness of the AEM Group as of 30 June 2003, presented on a comparative basis with the previous position as of 30 June 2002.

millions of euro	06.30.2003	06.30.2002
CASH FLOWS GENERATED BY OPERATIONS		
Income before taxation for the period	362.8	48.8
Amortization and depreciation	56.6	43.1
Changes in assets and liabilities	(16.9)	97.4
Total	**402.5**	**189.3**
CASH FLOWS ABSORBED BY INVESTMENT ACTIVITIES		
Net investments in tangible, intangible and financial fixed assets	(30.3)	(260.2)
FREE CASH FLOWS	**372.2**	**(70.9)**
CASH FLOWS ABSORBED BY FINANCING ACTIVITIES		
Amounts due to banks	(90.6)	141.6
Financial receivables	(121.8)	(0.2)
Amounts due to other providers of finance	(1.0)	-
Payables in current account due to Municipality of Milan	16.5	(36.1)
Change in consolidation reserve	(28.6)	-
Income distributed	(75.6)	(75.6)
Change in shareholders' equity pertaining to minority shareholders	(8.8)	(0.5)
Total	**(309.9)**	**29.2**
CHANGE IN LIQUID FUNDS	**62.3**	**(41.7)**
LIQUIDITY AT THE BEGINNING OF THE PERIOD	**60.4**	**84.8**
LIQUIDITY AT THE END OF THE PERIOD	**122.7**	**43.1**

Significant events after the end of the first six months

- As of 10 July 2003, the remainder of the bond issued by e.Biscom S.p.A., which had remained un-opted, was subscribed for Euro 117.9 million.

- As of 29 July 2003, the meeting of the shareholders of Edipower S.p.A., the company in which an investment is held, authorized a share capital increase for Euro 1 billion, which was fully subscribed to on 27 August at the unit price per share of Euro 1.35 of which Euro 0.35 by way of share premium. Once re-capitalization had taken place (3 September 2003), the interest of AEM S.p.A. rose from 13.4% to 16% also due to the failure to adhere by AEM Torino. The proceeds from the share capital increase will be used to partly reimburse the loan contracted for the purchase of Eurogen S.p.A. from Enel S.p.A. maturing on 12 September 2003.

- On 4 August 2003, the shareholders' meeting of AEM S.p.A. authorized the Board of Directors to issue bonds not convertible into shares of the Company for a total not greater than Euro 1 billion. The authority can be exercised within a period of five years. In accordance with Article 16 of the Articles of Association of AEM S.p.A., the shareholders' meeting authorized the subscription of an additional equity investment in Edipower S.p.A. and possible future transactions for converting into cash the e.Biscom S.p.A. convertible bond subscribed to by AEM S.p.A..

- As of 3 September 2003, the company Edipower S.p.A. concluded the tolling agreements with the industrial partners Aem Milano, Aem Torino, Atel and Edison, which will become effective at the end of the transitory regime of the future electricity market for a duration of eight years. The withdrawal quota of the electricity due to Aem Milano therefore passed from 16.75% to 20% in consideration of the increased equity investment in Edipower S.p.A.. It is expected that the production capacity, which will be made available overall by Edipower to the industrial partners, will reach 8,000 MWs by the end of 2008.

Outlook for operations in the second half of the year

The operating results during the first half of 2003 reflect a performance which has considerably improved with respect to the same period in 2002.

When evaluating the result obtained, in terms of the evolution of the entire accounting year, it is necessary however to take into account the abolition of the hydroelectric yield, since the month of December 2002, which during the first half of the previous year burdened the financial statements for Euro 16.2 million. The benefit deriving from this abolition will not be indicated in the year end result since both sets of financial statements will not present this caption. Furthermore, shareholders are informed that during the second half of 2002, benefit had been gained from the acquisition of the Enel power grids for Milan and Rozzano, which will reduce the improvement with respect to the previous year evidenced during the first half of 2003.

During the second half of 2003, the economic effects of certain investment projects currently being completed will positively manifest. In particular, it is pointed out that the production activities will be supported by the entry into service of the new 390 MW combined cycle featuring elevated energy efficiency, at the thermoelectric power station of Cassano d'Adda.

During the course of the second six months of the year, the implementation of the new organizational model will be completed, posing the twofold objective: on the one hand, by more fully responding to the changes which are affecting the utilities sector, both at national and international level, and, on the other hand, by encouraging the growth of the AEM's value.



Consolidated financial statements

Balance sheet
Assets

	Consolidated financial statements as of 06.30.2003		Consolidated financial statements as of 12.31.2002		Consolidated financial statements as of 06.30.2002	
A) AMOUNTS DUE FROM SHAREHOLDERS AND UNPAID						
B) FIXED ASSETS						
I Intangible fixed assets						
1) Start-up and deferred charges		10,850,662		12,354,142		2,169,056
2) Research, development and advertising costs		34,865				
3) Industrial patents and intellectual property rights		2,265,345		2,467,711		2,877,036
4) Concessions, licences, trademarks and similar rights		9,597,654		7,001,702		3,490,317
5) Goodwill		115,719,123		121,917,445		
6) Consolidation difference		42,555,321		10,855,764		12,400,212
7) Intangible assets in process of formation and advances		6,626,584		985,895		542,470
8) Other intangible fixed assets		12,981,602		13,402,989		18,026,104
Total intangible fixed assets		**200,571,156**		**168,985,648**		**39,505,195**
II Tangible fixed assets						
1) Land and buildings		180,523,654		181,369,000		179,138,000
2) Plant and machinery:						
– Non-transferable plant and machinery	1,485,554,325		1,462,710,000		1,101,041,000	
– Transferable works	180,725,512		183,342,631		184,739,880	
		1,666,279,837		1,646,052,631		1,285,780,880
3) Industrial and commercial equipment		7,121,562		7,916,000		7,999,000
4) Other tangible fixed assets		15,543,254		14,239,001		15,243,192
5) Construction in progress and advances		234,604,796		215,703,166		155,196,905
Total tangible fixed assets		**2,104,073,102**		**2,065,279,798**		**1,643,357,977**
III Financial fixed assets						
1) Equity investments in:						
a) subsidiary companies	15,000		9,538,627			
b) associated companies	14,268,717		94,421,475		88,836,401	
c) other companies	258,606,771		265,559,337		156,597,382	
Total equity investments		272,890,488		369,519,439		245,433,783
2) Long-term receivables:						
a) due from subsidiary companies						
b) due from associated companies						
– beyond 12 months	5,175,684		5,175,683		1,368,989	
– within 12 months						
	5,175,684		5,175,683		1,368,989	
c) due from the Municipality of Milan						
d) due from third parties						
– beyond 12 months	5,923.796		6,194,437		5,986,889	
– within 12 months	482,619		233,371		343,025	
	6,406.415		6,427,808		6,329,914	
Total long-term receivables		11,582,098		11,603,491		7,698,903
3) Other securities		120,325,967		79,673		79,673
4) Own shares						
Total financial fixed assets		**404,797,553**		**381,202,603**		**253,212,359**
Total fixed assets (B)		**2,709,441,812**		**2,615,468,049**		**1,936,075,531**

	Consolidated financial statements as of 06.30.2003		Consolidated financial statements as of 12.31.2002		Consolidated financial statements as of 06.30.2002	
C) CURRENT ASSETS						
I Inventories						
1) Raw, ancillary and consumable materials:						
a) materials	7,863,306		6,952,320		7,311,583	
b) fuels	32,438,415		29,939,630		15,235,241	
c) other						
		40,301,721		36,891,950		22,546,824
2) Work in progress and semi-finished products						
3) Contract work in progress		14,536,453		11,131,315		13,302,061
4) Finished products and goods for resale						
5) Advances						
6) Other						
Total inventories		**54,838,173**		**48,023,265**		**35,848,885**
II Receivables						
1) Due for sale of energy and for services provided		272,018,975		368,796,862		254,557,102
2) Due from subsidiary companies				8,762,727		
3) Due from associated companies		1,470,452		2,471,068		1,233,049
4) Due from the parent company		65,007,663		71,039,111		55,067,571
5) Due from third parties:						
- due from the CCSE	3,039,637		1,985,776		1,484,182	
- due from financial transactions					25,000,000	
- advances	1,758,296		1,882,846		303,741	
- due from employees	63,440		46,821		60,439	
- due from affiliated companies			150,649			
- other sundry receivables	71,564,430		44,097,204		42,672,109	
		76,425,804		48,163,296		69,520,471
Total receivables		**414,922,894**		**499,233,064**		**380,378,193**
III Financial assets not held as financial fixed assets						
1) Equity investments in subsidiary companies						
2) Equity investments in associated companies						
3) Other equity investments		1,576,955				
5) Other securities		2,706		2,706		2,706
Total financial assets		**1,579,661**		**2,706**		**2,706**
IV Liquid funds						
1) Bank and post office deposits						
Banks - Post Office	122,503,484		60,204,365		17,762,185	
		122,503,484		60,204,365		17,762,185
2) Cheques						
3) Cash and equivalents on hand		233,442		157,952		330,246
Total liquid funds		**122,736,926**		**60,362,317**		**18,092,431**
Total current assets (C)		**594,077,653**		**607,621,352**		**434,322,215**
D) ACCRUED INCOME AND PREPAID EXPENSES		**20,919,104**		**1,760,778**		**4,483,840**
TOTAL ASSETS		**3,324,438,570**		**3,224,850,179**		**2,374,881,586**

Balance sheet
Liabilities and shareholders' equity

	Consolidated financial statements as of 06.30.2003		Consolidated financial statements as of 12.31.2002		Consolidated financial statements as of 06.30.2002	
A) SHAREHOLDERS' EQUITY						
I Share capital		936,024,648		936,024,648		936,024,648
II Share premium reserve						
III Revaluation reserves						
IV Legal reserve		67,513,369		65,812,261		65,812,261
V Reserve for own shares in portfolio						
VI Statutory reserves						
VII Other reserves						
a) Reserve for accelerated depreciation	10,676,735		7,876,636		7,876,636	
b) Extraordinary reserve	85,771,670		72,451,129		72,451,129	
c) Consolidation reserve	191,428		28,762,252		28,762,252	
d) Other	2,733		2,733		2,733	
		96,642,566		109,092,750		109,092,750
VIII Retained earnings/accumulated losses		(33,778,025)		(53,221,215)		(53,221,215)
IX Net income for the period				112,711,478		
IX Gross income for the period		362,805,846				48,786,138
Total Group shareholders' equity		**1,429,208,404**		**1,170,419,922**		**1,106,494,582**
Minority interests						
Minority interests in capital and reserves	2,246,809		10,565,092		10,565,092	
Income/loss pertaining to minority shareholders	[illegible]		1,039,188		(509,325)	
Total shareholders' equity pertaining to minority shareholders		**2,853,269**		**11,604,280**		**10,055,767**
Total shareholders' equity (A)		**1,432,061,673**		**1,182,024,202**		**1,116,550,349**
B) PROVISIONS FOR RISKS AND CHARGES						
1) Pensions and similar commitments		84,752		72,651		
2) Taxation		797				361
3) Other risk provisions:						
- future costs						
- specific risks	72,532,737		74,241,165		81,030,137	
- deferred taxation	35,830,561		35,831,151		24,718,783	
Total other risk reserves		108,363,298		110,072,316		105,748,920
Total reserves for risks and charges (B)		**108,448,847**		**110,144,967**		**105,749,281**
C) EMPLOYEE SEVERENCE INDEMNITIES		**71,847,868**		**67,988,152**		**60,539,419**

	Consolidated financial statements as of 06.30.2003		Consolidated financial statements as of 12.31.2002		Consolidated financial statements as of 06.30.2002	
D) PAYABLES						
1) Bonds						
2) Convertible bonds						
3) Due to banks						
- within 12 months	344,914,237		347,299,439		354,047,571	
- beyond 12 months	331,261,671		419,480,681		129,480,681	
		676,175,908		766,780,120		483,528,252
4) Due to other providers of finance						
- within 12 months	70,884,565		29,510,605		5,331,305	
- beyond 12 months	359,970,459		402,319,924			
		430,855,024		431,830,529		5,331,305
5) Advances		64,943,732		61,725,095		44,831,982
6) Amounts owed to suppliers		257,688,788		336,619,432		285,717,218
7) *Payables represented by bills of exchange*						
8) Due to subsidiary companies						
9) Due to associated companies		1,342,304		8,135,571		5,553,538
10) Due to parent company		50,314,076		39,638,149		32,795,923
11) Due to tax authorities		60,940,404		52,261,620		80,903,431
12) Due to social security and welfare institutions		11,041,625		12,400,732		10,102,735
13) Other payables:						
a) due to employees	9,169,829		10,079,870		8,652,171	
b) due to the CCSE	15,605,932		14,819,770		8,336,243	
c) other	94,404,919		98,362,457		95,331,366	
d) due to affiliated companies						
		119,180,680		123,262,097		112,319,780
Total payables (D)		**1,672,482,541**		**1,832,653,345**		**1,061,084,164**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**39,597,641**		**32,039,513**		**30,958,373**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,324,438,570**		**3,224,850,179**		**2,374,881,586**
Memorandum accounts						
guarantees received		148,925,994		157,759,911		175,326,752
guarantees given		346,892,732		321,591,696		244,904,419
guarantees provided						40,670,981
		495,818,726		**479,351,607**		**460,902,152**

Statement of income

	Consolidated financial statements as of 06.30.2003	Consolidated financial statements as of 12.31.2002	Consolidated financial statements as of 06.30.2002
A) VALUE OF PRODUCTION			
1) Revenues from sales and services			
Sale and distribution of electricity to restricted customers	267,954,534	381,443,148	118,952,775
Sale of electricity to suitable customers	30,241,030	41,887,895	73,426,943
Distribution of electricity to suitable customers	8,394,331	6,228,822	2,801,114
Sale of heat	34,081,959	21,700,195	13,205,781
Sale of gas to end users and other companies	269,001,702	372,519,926	215,690,411
Services provided on behalf of users and third parties	70,452,089	158,003,545	79,936,052
Fees for mains connections	11,209,049	19,041,021	7,483,217
Total revenues from sales and services	**691,334,692**	**1,000,824,552**	**511,496,293**
2) Changes in inventories of work-in-progress, semi-finished and finished products			
3) Change in contract work-in-progress	**2,337,585**	**(1,358,547)**	**812,199**
4) Increase for self-contructed fixed assets	**13,190,085**	**25,427,158**	**12,258,461**
5) Other revenues and income			
Sundry	8,077,814	40,046,431	8,910,269
Operating grants:			
1. from the CCSE	1,237,888	732,950	104,362
2. from others	86,419	295,466	
	1,324,307	1,028,416	104,362
Total other revenues and income	**9,402,121**	**41,074,847**	**9,014,631**
Total value of production (A)	**716,264,483**	**1,065,968,010**	**533,581,584**
B) PRODUCTION COSTS			
6) raw, ancillary and consumable materials and goods for resale			
Purchases of energy and fuels	273,285,814	394,115,908	198,336,644
Purchases of other fuels	276,808	551,003	277,263
Purchases of materials	10,972,612	20,184,970	9,808,500
Total costs for raw, ancillary and consumable materials and goods for resale	**284,535,234**	**414,851,881**	**208,422,407**
7) Costs for services			
Tolls for energy transportation	34,467,711	49,467,458	22,825,892
Sub-contracts and works	35,356,475	74,170,126	38,399,032
Other costs	43,088,061	70,721,419	34,424,521
Total costs for services	**112,912,247**	**194,359,003**	**95,649,445**

	Consolidated financial statements as of 06.30.2003		Consolidated financial statements as of 12.31.2002		Consolidated financial statements as of 06.30.2002	
8) Use of third party assets		**10,178,124**		**10,398,860**		**4,937,608**
9) Payroll and related costs						
a) wages and salaries		52,285,979		85,624,519		43,181,170
b) social security contributions		15,081,481		25,273,667		12,702,188
c) employee leaving indemnities		4,970,035		7,106,847		3,529,015
d) pensions and similar commitments		187,656				
e) other costs		739,074		3,008,169		780,397
Total payroll and related costs		**73,264,225**		**121,013,202**		**60,192,770**
10) Amortization, depreciation and writedowns						
a) amortization of intangible fixed assets		16,287,017		26,415,431		10,601,922
b) depreciation of tangible fixed assets:						
1. ordinary depreciation	37,566,925		60,847,331		29,641,502	
2. depreciation of transferable fixed assets	2,706,339		5,636,529		2,831,029	
		40,273,264		66,483,860		32,472,531
c) other fixed assets written off				135,949		
d) writedown of receivables held among current assets and liquid funds		1,174,987		3,761,510		1,154,393
Total amortization, depreciation and writedowns		**57,735,268**		**96,796,750**		**44,228,846**
11) Change in inventories of raw, ancillary and consumable materials and goods for resale		**(2,446,471)**		**(6,434,894)**		**7,470,211**
12) Provisions for risks		**3,766,444**		**21,169,775**		**6,871,582**
13) Other provisions						
14) Other operating expenses						
Taxes, duties, levies and water offtake charges		8,831,109		14,940,053		22,155,660
Other expenses		7,990,410		14,380,361		6,314,325
Total other operating expenses		**16,821,519**		**29,320,414**		**28,469,985**
Total production costs (B)		**556,766,590**		**881,474,991**		**456,242,854**
Difference between value and cost of production (A - B)		**159,497,893**		**184,493,019**		**77,338,730**

Statement of income

	Consolidated financial statements as of 06.30.2003	Consolidated financial statements as of 12.31.2002	Consolidated financial statements as of 06.30.2002
C) FINANCIAL INCOME AND EXPENSES			
15) Income from equity investments			
a) In subsidiary companies			
b) In associated companies		34,351	
c) In other companies	3,030,081	552,477	530,109
Total income from equity investments	**3,030,081**	**586,828**	**530,109**
16) Other financial income			
a) Income from receivables held among fixed assets from:			
1. Subsidiary companies			
2. Associated companies			
3. Parent company			
4. Third parties	17,718	267,501	9,017
	17,718	267,501	9,017
b) Income from securities held as fixed assets	533	561	
c) Income from securities held as current assets		2,103	1,213
d) Income other than the above:			
1. From subsidiary companies		35,968	
2. From associated companies			
3. From parent companies			
4. From third parties	2,518,109	6,395,175	3,662,114
Total other financial income	**2,536,360**	**6,701,308**	**3,672,344**
17) Interest and other financial expenses			
a) Subsidiary companies			
b) Associated companies			
c) Parent companies	122,426	706,518	543,787
d) Third parties	21,701,036	31,178,843	12,023,507
Total interest and other financial expenses	**21,823,462**	**31,885,361**	**12,567,294**
Total financial income and expenses	**(16,257,021)**	**(24,597,225)**	**(8,364,842)**

	Consolidated financial statements as of 06.30.2003	Consolidated financial statements as of 12.31.2002	Consolidated financial statements as of 06.30.2002
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluation			
a) Of equity investments	906,693	743,384	279,721
b) Of financial fixed assets not representing equity investments			
c) Of securities held as current assets not representing equity investments			
d) Other			
Total revaluation	**906,693**	**743,384**	**279,721**
19) Writedowns			
a) Of equity investments	5,997,903	4,577,276	22,564,067
b) Of financial fixed assets not representing equity investments			
c) Of securities held as current assets not representing equity investments			
d) Other			
Total writedowns	**5,997,903**	**4,577,276**	**22,564,067**
Total value adjustments to financial assets	**(5,091,210)**	**(3,833,892)**	**(22,284,346)**
E) EXTRAORDINARY INCOME AND EXPENSE			
20) Extraordinary income			
a) Gains on disposals	225,400,473		
b) Out-of-period income/amounts not payable	140,428	1,634,353	1,589,000
d) Other			
Total extraordinary income	**225,540,901**	**1,634,353**	**1,589,000**
21) Extraordinary expense			
a) Losses on disposals	164,711		
b) Out-of-period expense/amounts not receivable	113,306	5,764,810	1,729
c) Other:			
- Previous year's taxes		61,407	
- Other expense	240		
	240	61,407	
Total extraordinary expense	**278,257**	**5,826,217**	**1,729**
Total extraordinary items	**225,262,644**	**(4,191,864)**	**1,587,271**
INCOME BEFORE TAXATION	**363,412,306**	**151,870,038**	**48,276,813**
22) Income taxes		**38,119,372**	
23) INCOME BEFORE TAXATION FOR THE PERIOD	**363,412,306**		**48,276,813**
23) NET INCOME FOR THE PERIOD		**113,750,666**	
(Income) loss pertaining to minority shareholders	**(606,460)**	**(1,039,188)**	**509,325**
INCOME BEFORE TAXATION FOR THE PERIOD PERTAINING TO THE GROUP	**362,805,846**		**48,786,138**
NET INCOME FOR THE PERIOD PERTAINING TO THE GROUP		**112,711,478**	





Explanatory notes to the financial statements

Form and content of the interim report as of 30 June 2003

The consolidated interim report as of 30 June 2003, has been drawn up in accordance with the obligations required by Article 81 of CONSOB Resolution No. 11971 dated 14 May 1999 and by the subsequent amendments and integrations to the same approved by the CONSOB by means of Resolution No. 12475 dated 6 April 2000, supplemented by the subsequent communication DAC 28034 dated 12 April 2000, as well as by accounting principle No. 30 ("Interim financial statements") issued by the Italian Accounting Profession.

The consolidated accounting schedules relating to the first six months of 2003 have been drawn up under the concept of the company as a going concern, in accordance with the formats required by the Italian Civil Code, both for the balance sheet and for the statement of income and for the contents of the accompanying explanatory notes, with reference to the provisions of the law, interpreted and supplemented by the accounting principles of the Italian Accounting Profession and, where necessary, the accounting standards recommended by the International Accounting Standards Committee - IASC - and referred to by the CONSOB, as well as in accordance with the criteria anticipated by the CONSOB regulations, relating to the drawing up of the consolidated interim report.

The explanatory notes contain all the supplementary information considered necessary for the purposes of providing a true and fair view of the equity, economic and financial position of the Group, relating to the period under review.
The figures in the accounting schedules are compared with those of the corresponding period in the previous year and with those as of the year end of the same year.
The consolidation principles and the accounting policies adopted for the preparation of the consolidated financial statements are consistent with those used for the drawing up of the annual consolidated financial statements for the period ended 31 December 2002.
As permitted by Article 81.7 of CONSOB regulation No. 11971 dated 14 May 1999, the Company has decided to present the period results gross of the related taxation.

This consolidated interim report has been subject to a review by RECONTA ERNST & YOUNG S.p.A., on the basis of the appointment granted to the same by the shareholders at the annual meeting.

Scope of consolidation

The consolidated interim report of the AEM Group includes the parent company AEM S.p.A. and the Italian and foreign subsidiary companies in which AEM S.p.A. directly or indirectly avails of the majority of the voting rights which can be exercised at ordinary shareholders' meetings. On the basis of the faculty granted by Article 37 of Legislative Decree 127/91, the companies over which the parent company exercises joint control with other shareholders on the basis of agreements with them, are also included within the scope of consolidation.
Associated companies of a significant size are carried at equity.
Long-term equity investments in associated companies of an insignificant size and equity investments in other companies, are carried at cost. The cost is not maintained if the investments, as of the period end date, have a permanent value which is lower than their cost.
With respect to 31 December 2002, the scope of consolidation relating to the equity investments consolidated on a line-by-line has undergone an increase following the consolidation of the subsidiaries AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l., which at the end of the previous accounting period were valued respectively at equity and cost, as well as the acquisition of the company Servizi Calore Milano S.r.l. indirectly controlled via AEM Calore & Servizi S.p.A..

Consolidation principles and accounting policies

The consolidation principles and accounting policies adopted for the preparation of the consolidated financial statements for the first half of 2003 are consistent with those used for the annual consolidated financial statements as of 31 December 2002, with the necessary adjustments requested by the nature of the infra-annual reporting, carried out for this interim report.

Shareholders are informed that no exceptions were made, as would be allowed in accordance with Article 2423.4 of the Italian Civil Code, when drawing up these consolidated financial statements.





Commentary on the financial statement captions

1. Balance sheet

This interim report does not take into consideration the effects associated with the taxation for the accounting period, which are difficult to estimate at the period end date. Therefore, the comparisons at balance sheet and cash flow statement level relating to the captions or account groupings influenced by the fiscal effects, are not consistent.

The balance sheet as of 30 June 2003 presents assets totalling Euro 3,324,439 thousand and liabilities amounting to Euro 1,892,377 thousand; the shareholders' equity totals Euro 1,432,062 thousand.
Gross income for the period amounted to Euro 362,806 thousand.

ASSETS

B) Fixed assets

B I) Intangible fixed assets

thousands of euro	06.30.2003	12.31.2002
Start-up and deferred charges costs	10,851	12,354
Research, development and advertising costs	35	
Industrial patents and intellectual property rights	2,205	2,468
Concessions, licences, trademarks and similar rights	9,598	7,002
Goodwill	115,719	121,918
Consolidation difference	42,555	10,856
Intangible assets in process of formation and advances	6,626	986
Other intangible fixed assets	12,982	13,402
Total intangible fixed assets	**200,571**	**168,986**

Historical cost does not include allocations of consolidation differences.

As of 30 June 2003, intangible fixed assets, referable to the capitalization of costs benefiting future accounting periods, amounted to Euro 200,571 thousand (Euro 168,986 thousand as of 31 December 2002), of which Euro 529 thousand relating to the proportional share pertaining to the companies Plurigas S.p.A. and Electrone S.p.A..
In particular:

- start-up and deferred charges costs amount to Euro 10,851 thousand (Euro 12,354 thousand as of 31 December 2002) refer mainly to the capitalization of the costs incurred in 1999 relating to the AEM S.p.A.'s spin-offs; the capitalization of the costs incurred by AEM Distribuzione Elettricità S.p.A. for the acquisition of the electricity power grid from Enel Distribuzione S.p.A.; as well as the costs relating to the share capital increase, which took place in 1999, relating to the subsidiary Metroweb S.p.A. These costs are amortized on a straight-line basis over a period of five years;
- research, development and advertising costs amount to Euro 35 thousand;
- industrial patents and intellectual property rights amount to Euro 2,205 thousand (Euro 2,468 thousand as of 31 December 2002) and concern the capitalization of costs incurred for the purchase of applications software acquired through permanent usage licences. These costs are amortized on a straight-line basis of a period of three years;
- concessions, licences, trademarks and similar rights total Euro 9,598 thousand (Euro 7,002 thousand as of 31 December 2002) and comprise the costs relating to applications software through temporary usage licences. These costs are amortized on a straight-line basis of a period of three years;

- goodwill deriving from the purchase, of the business segment from ENEL Distribuzione S.p.A by AEM Distribuzione Elettricità S.p.A., which took place as of 1 November 2002, and amounted to Euro 115,719 thousand (Euro 121,918 thousand as of 31 December 2002), net of the portion of amortization pertaining to the period. Goodwill, originally amounting to Euro 123,984 thousand, mainly refers to the possessory title of the concessions for the distribution of electricity in the municipalities of Milan and Rozzano (as per the agreement dated 2 May 2001 with the Ministry of Industry, Commerce and Craftsmen). This goodwill is amortized on a straight-line basis over a period of ten years;
- the consolidation differences, amounting to Euro 42,555 thousand (Euro 10,856 thousand as of 31 December 2002), result from acquisition of the controlling interest in the subsidiary Serenissima Gas S.p.A., from the acquisition, during the period under review, of the remaining 33% of the share capital of the subsidiary Metroweb S.p.A., by the Parent Company AEM S.p.A., from the line-by-line consolidation of the subsidiaries AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l., as well as of the company Servizi Calore Milano S.r.l. indirectly owned via AEM Calore & Servizi S.p.A.. These values equal the difference between the purchase value of the equity investment, inclusive of the related charges, and the pertinent portion of the shareholders' equity, and are amortized on a straight-line basis over a period of ten years;
- assets in process of formation and advances amount to Euro 6,626 thousand (Euro 986 thousand as of 31 December 2002) and concern the charges for the realization of new applications software being completed and for improvements being carried out on the building in Corso di Porta Vittoria;
- other intangible fixed assets amount to Euro 12,982 thousand (Euro 13,402 thousand as of 31 December 2002) and concern costs for the adaptation of the utility installations to run on natural gas, the costs incurred for the transformation to methane of the municipal thermal power stations, the costs for the transformation and installation of the heating installations owned by customers and design costs relating to the realization of the Museum in the Bovisa area. These costs are amortized on a straight-line basis over a period of three years, with the exception of the costs relating to leasehold improvements, such as the costs for maintenance measures realized on the buildings in Corso di Porta Vittoria and Via Caracciolo as well as in the sales offices in Sesto San Giovanni, which are amortized in relation to the duration of the related rental contracts. The caption also includes the capitalization of ancillary loan charges by the subsidiary Metroweb S.p.A. and amortized on a straight-line basis over the duration of the loan to which they refer.

Intangible fixed assets as of 30 June 2003 present a net increase of Euro 31,585 thousand, when compared with 31 December 2002, deriving from the offsetting effect of the following items:
- the investments made during the period in question amounting to Euro 12,516 thousand;
- the value of the intangible fixed assets of the companies AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l. consolidated on a line-by-line basis during the period in question and amounting to Euro 1,142 thousand;
- the differences from consolidation relating to the companies Serenissima Energia S.r.l., Metroweb S.p.A., AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l. amounting to Euro 34,218 thousand;
- the value of certain deferred charges relating to leasehold improvements written off by the subsidiary Metroweb S.p.A. for Euro 4 thousand;
- amortization for the period in question amounting to Euro 16,287 thousand.

The composition of the caption "Intangible fixed assets" and the changes, which have taken place during the periods, are illustrated in a specific schedule (attachments No. 1 to these explanatory notes).

B II) Tangible fixed assets

The table below summarizes the main categories of net tangible fixed assets:

thousands of euro	06.30.2003	12.31.2002
Land and buildings	180,523	181,369
Plant and machinery	1,666,280	1,646,053
Industrial and commercial equipment	7,122	7,916
Other tangible fixed assets	15,543	14,239
Construction in progress and advances	234,605	215,703
Total tangible fixed assets	**2,104,073**	**2,065,280**

Historical cost does not include allocations of consolidation differences.

Tangible fixed assets amounting to Euro 2,104,073 thousand (Euro 2,065,280 thousand as of 31 December 2002), present a net increase of Euro 38,793 thousand, deriving from the offsetting effects of the following items:

- the investments made for the realization of plants during the period under review, amounting to Euro 92,209 thousand;
- the value of assets consolidated line-by-line during the period amounting to Euro 367 thousand of the companies AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l.;
- the value of the assets disposed during the period for Euro 13,510 thousand;
- depreciation for the period in question amounting to Euro 40,273 thousand.

In relation to the assets conferred by the Parent Company to the subsidiaries during 1999, shareholders are informed that for the purposes of the preparation of the consolidated financial statements in accordance with the correct accounting principles, steps were taken to eliminate the gains on the conferral, determined as the difference between the book value of the assets conferred and the value of the same determined in the appraisal estimates drawn up by the court-appointed expert, relating to both the conferral of the fibre optics network to the subsidiary Metroweb S.p.A. and the conferral of the business segments relating to the transmission and the distribution of electricity and the distribution of gas and heat, to the subsidiary companies AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A..

"Tangible fixed assets", under the caption "Leased buildings", include the values of the building in Via Caracciolo acquired under lease in 1999 for Euro 16,737 thousand, net of the gain realized by the sale and lease back transaction, for Euro 10,119 thousand and the building in Corso di Porta Vittoria acquired under lease in 2001 for Euro 53,550 thousand, net of the gain realized amounting to Euro 678 thousand. The afore mentioned sale and lease back transactions are recorded in these consolidated financial statements in accordance with the financial lease method, as required by the relevant accounting principles.

Investments

thousands of euro	06.30.2003	12.31.2002
Investments	92,209	262,004

The main investments made during the period by the AEM Group are summarized below:

Land and buildings

a) Non-industrial buildings

The investments amount to Euro 28 thousand and refer mainly to measures carried out on the office blocks in Tirano (Sondrio) and the North Receiver in Milan.

b) Industrial land and buildings

Investments were made for Euro 1,530 thousand and concerned, in particular, restructuring work in Milan: on the industrial buildings of the West Receiver, on the premises in Bovisa, Orobia and Canavese, on the offices of the premises in Trento, Caracciolo and Gonin, and on the Po, Trento and Caracciolo sub-stations. Furthermore, transformations have been carried out on the buildings of the Cassano d'Adda (Milan) powerstation and the buildings in Grosio (Sondrio).

Plant and machinery

a) Hydroelectric generation plants

The investments for Euro 1,218 thousand concerned the replacement of the Pelton wheels and the overhaul of the generator of Unit 2 at the Grosio powerstation, replacement work on the automations at the Premadio (Sondrio) powerstation and work for the expansion of the plant remote-control relating to the intake constructions at the Grosio and Premadio powerstations.

b) Thermoelectric generation plants

Investments were made for Euro 123 thousand relating mainly for the re-powering work of Unit 2 at the Cassano d'Adda station.

c) Heat generation plants

Total investments came to Euro 334 thousand and concerned the enhancement of the co-generation powerstations, in the municipality of Milan, known as Tecnocity and Famagosta, and the heat exchange plants at Figino (in the municipality of Milan) and Sesto San Giovanni (Milan).

d) Transport lines

Investments were made for a total of Euro 130 thousand relating to conservation work on the 220 kV and 130 kV lines.

e) Transformer powerstations

The works carried out on the North, South and West Receivers within the municipality of Milan and at the primary transformer substations at Lambrate, Vigentina and Porta Volta amounted to Euro 102 thousand.

f) Electricity distribution grids

The investments amounted to Euro 10,093 thousand.

The main activities concerned the extension of the low and medium voltage grid, the overhaul of the transformer and sectioning substations and the modernization of the internal installations. In addition, measures were also carried out on the installations of the substations, in the municipality of Milan, known as Trento, Marcello, Loreto, Bassi, Ponzio, Brunelleschi, Caracciolo and Gadio. In conclusion, other works, have concerned the extension of the telephone lines and the low and medium voltage electricity lines situated in Valtellina and the data transmission networks in the Milan premises.

g) Gas distribution mains

Works were carried out for a total of Euro 11,266 thousand.

The main activities carried out concerned the laying of low and medium pressure pipelines,

risers and meters for the maintenance of the grid and the acquisition of new domestic utilities and heating installations. Furthermore, new grid rooms, new cathode protection installations and systems for the remote control of the installations were installed.

h) Heat distribution networks
Investments amounted to Euro 371 thousand and mainly refer to work for the development of the remote heating networks in the areas of Sesto San Giovanni, Tecnocity, Bovisa, Figino and Famagosta.

i) Telecommunications networks
The investments amounting to Euro 9,400 thousand essentially concern work for the realization of the fibre optics networks in the Milan metropolitan area.

Industrial and commercial equipment
New equipment and mobile telephones have been purchased for a total of Euro 169 thousand.

Other tangible fixed assets
Furniture, furnishings and machines for office use were purchased for an overall total of Euro 2,269 thousand.

Works which can be transferred
The investments came to Euro 89 thousand and mainly concerned modification work on the loading tanks at the Lovero (Sondrio) plant and consolidation work on the Premadio-Valgrosina canal.

Construction in progress
a) Non-industrial buildings
This balance amounts to Euro 60 thousand and concerns restructuring works carried out on the buildings situated in the Canavese area of the Municipality of Milan.

b) Industrial buildings
Investments were made for Euro 1,133 thousand mainly relating to work underway on buildings situated in the Municipality of Milan in Piazza Po, in the Bovisa and Orobia areas and on the buildings of the Cassano d'Adda powerstation; in addition, adaptation work was carried out on the buildings used as offices of the North and West Receivers.

c) Electricity generation plants
Investments in constructions came to Euro 29,258 thousand.
As far as hydroelectric generation plants were concerned, the main measures concerned the design of the hydroelectric powerstation in the Conca Fallata district of Milan, the completion of work for the installation of the 4th Unit of the Grosio station and work for the enhancement of the Premadio station, for a total of Euro 7,835 thousand.
As far as thermoelectric generation plants were concerned, investments were made for Euro 21,423 thousand, which mainly involved work associated with the re-powering of Unit 2 at the Cassano d'Adda powerstation.

d) Heat generation plants
Investments underway amounted to Euro 156 thousand and concerned the continuation of work on the Figino, Tecnocity, Bovisa plants and the Policlinico (general hospital).

e) Transformer powerstations
Investments amounted to Euro 1,768 thousand and essentially referred to overhaul work on the North and South Receivers and the primary transformer substations at Lambrate, Porta Venezia, Porta Volta, Vigentina and Musocco.

f) Electricity distribution grids
Investments underway totalled Euro 387 thousand and mainly refer to work underway on the installations of several substations and secondary transformer substations, as well as the continuation of work on the remote control system of the transformer and sectioning substations.

g) Gas distribution mains
Investments amounted to Euro 45 thousand and concern the design of the 4th gas intake and the anti-intrusion systems of the transformer substation of the 2nd Head at Bovisa.

h) Heat distribution networks
Investments underway totalled Euro 159 thousand and concerned the continuation of work for the extension of the remote heating network of the Figino and Sesto San Giovanni areas and the Milan Policlinico (general hospital).

i) Telecommunications networks
Investments underway totalled Euro 12,050 thousand and essentially refer to work for the realization of the fibre optics network in the Milan metropolitan area.

j) Other tangible fixed assets
Investments underway totalled Euro 952 thousand and were associated with the development of certain computerized information systems.

k) Works which can be transferred
The main activities concerned the continuation of excavation and construction work for the realization of the new Viola Canal, for a total amount of Euro 9,119 thousand.

Decreases

Decreases in tangible fixed assets totalled Euro 13,510 thousand, which net of accumulated depreciation came to Euro 737 thousand, and refer to the partial disposal of the land of the Premadio Powerstation, the demolition of the housing block of the Via Gonin warehouse, the disposal of the ash collection plant of Unit 2 at the Cassano d'Adda thermoelectric powerstation, the disposal of several sections of telephone line in Valtellina, the disposal of transformer and sectioning substations, low and medium voltage cables, the internal installations in the utility premises, underground pipelines, risers and meters considered no longer functional for corporate activties, the sale of several vehicles, as well as the write-off of certain costs capitalized in previous years relating to activities for laying of the telecommunications networks by Metroweb S.p.A. associated with the "*additional charge for maintenance costs deriving from the occupation of public space by telecommunications operators*" whose application was finally declared not legitimate by the Council of State by means of sentence dated May 2003.

Accumulated depreciation

thousands of euro	06.30.2003	12.31.2002
Accumulated depreciation	310,133	270,608

Accumulated depreciation, after depreciation for the period amounting to Euro 40,273 thousand, totalled Euro 310,133 thousand and covers 14.2% of the value of the plants operating as of 30 June 2003. The total amount of this depreciation essentially reflects the fact that the transactions for the conferral of the business segments relating to the transmission and the distribution of electricity, gas and heat from AEM S.p.A. to the subsidiary companies took place

on a net balance basis, such that the assets were recorded net of depreciation in the balance sheet of the receiving companies.

The depreciation of tangible fixed assets has been calculated on the basis of the technical-economic rates considered to be representative of the residual possibility of utilization and useful life of the tangible fixed assets.

The minimum and maximum rates applied by category are as follows:

◦ non-industrial buildings	1.3% - 12.5%
◦ industrial land and buildings	0.8% - 12.5%
◦ production plant	1.0% - 13.7%
◦ transport lines	0.3% - 12.5%
◦ transformer powerstations	1.3% - 83.3%
◦ distribution grids	0.7% - 83.3%
◦ sundry equipment	3.3% - 20.0%
◦ mobile telephones	100.0%
◦ furniture and furnishings	5.0% - 12.5%
◦ electric and electronic office machines	5.0% - 25.0%
◦ vehicles	10.0% - 16.7%

Assets, which can be transferred free-of-charge on expiry of the concession relating to hydro-electric plant, are depreciated hypothesising a renewal of the concessions for a further thirty years; this renewal was also taken into account for the concessions having already expired as of the date of drawing up these consolidated financial statements.
AEM S.p.A. believes that the adoption of this time period adequately represents the useful life attributed to transferable plant and is supported by current legislation. The Bersani Decree No. 79/1999 in fact anticipates the renewable nature of the hydroelectric concessions for thirty years as from the expiry date, on condition that the grantor presents a programme for improving the productivity of the related installations.

The fixed assets for which changes have taken place in the useful life due to variations in the conditions of the original estimate of the residual possible utilization, as a consequence of corporate plans which anticipate the replacement of said assets, have been depreciated taking into account the residual future utility.

Furthermore, shareholders are informed that, during the period under review, no financial charges have been capitalized.

A summary schedule has been drawn up for the "Tangible fixed assets" (attachment No. 2 to these explanatory notes), which indicates for each caption the opening balance, the changes during the period, the closing balance of the fixed assets and the relative accumulated depreciation.

B III) Financial fixed assets

B III 1) Equity investments

B III 1 a) Equity investments in subsidiary companies

These amount in total to Euro 15 thousand (Euro 9,539 thousand as of 31 December 2002) and refer exclusively to the equity investment in AEM Delmi S.r.l. which has not been consolidated line-by-line. The caption includes Euro 10 thousand relating to the purchase, in December 2002, of 100% of the share capital of the company and Euro 5 thousand for the payment made in April 2003 to cover the losses of the previous year.

As of 31 December 2002, this caption included the equity investments in the companies AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l. which as of 30 June 2003 were consolidated line-by-line.

B III 1 b) Equity investments in associated companies

thousands of euro	06.30.2003	12.31.2002
Equity investments	14,268	94,421

Equity investments in associated companies carried at equity amount to Euro 14,268 thousand and present a decrease of Euro 80,153 thousand when compared with the prior year end.

The table below illustrates the composition and changes during the period:

Equity investments in associated companies - thousands of euro	Historical cost	Revaluations	Writedowns	Other changes	Net value
Balance as of 31 December 2002	**87,004**	**31,706**	**(21,648)**	**(2,641)**	**94,421**
Changes during the first half of 2003:					
- changes in the share capital	-	-	-	-	-
- acquisitions	-	-	-	-	-
- conferrals	-	-	-	-	-
- subscriptions	-	-	-	-	-
- disposals	(70,148)	(28,571)	18,349	-	(80,370)
- revaluations	-	385	-	-	385
- writedowns	-	-	(262)	-	(262)
- reimbursements	(35)	-	-	-	(35)
- reclassifications	-	-	-	-	-
- shareholders' loans	-	-	-	-	-
- other changes	-	-	-	129	129
Total changes as of 30 June 2003	**(70,183)**	**(28,186)**	**18,087**	**129**	**(80,153)**
Balance as of 30 June 2003	**16,821**	**3,520**	**(3,561)**	**(2,512)**	**14,268**

The changes, which took place during the accounting period, mainly concerned:

- the decrease amounting to Euro 80,370 thousand due to the sale of the equity investment in Fastweb S.p.A. equating to 30.8% of the share capital of the company, which took place on 23 June 2003, by AEM S.p.A. to e.Biscom S.p.A; this value comprises the historical cost incurred for the acquisition of the equity investment, as well as the adjustments made following the valuation using the equity method, carried out in previous years;
- the writedowns amounting to Euro 262 thousand relating to the pertinent portion of the loss incurred during the period by the associated company Mestni Plinovodi d.o.o., which has been carried at equity;
- the revaluations totalling Euro 385 thousand of the value of the pertinent portions of the pre-tax income, realized during the period, by the associated companies Società Servizi Valdisotto S.p.A. (Euro 27 thousand), Malpensa Energia S.r.l. (Euro 136 thousand) and e-Utile S.p.A. (Euro 222 thousand), which have been carried at equity;
- the reimbursement amounting to Euro 35 thousand of a portion of the consortium funds of Consorzio Italpower.

B III 1 c) Equity investments in other companies

Equity investments in other companies amount to Euro 258,605 thousand (Euro 265,559 thousand during 2002), and present a decrease, amounting to Euro 6,954 thousand, when compared with the financial statements for the period ended 31 December 2002, as analyzed in the following table:

Equity investments in other companies - thousands of euro	Historical cost	Revaluations	Writedowns	Writebacks	Net value
Balance as of 31 December 2002	**284,070**	**-**	**(18,511)**	**-**	**265,559**
Changes during the first half of 2003:					
- changes in the share capital	-	-	-	-	-
- acquisitions	-	-	-	-	-
- conferrals	-	-	-	-	-
- subscriptions	-	-	-	-	-
- disposals	(170)	-	-	-	(170)
- writedowns	-	-	(5,736)	-	(5,736)
- writebacks	-	-	-	521	521
- reclassifications	(1,577)	-	-	-	(1,577)
- other changes	8	-	-	-	8
Total changes as of 30 June 2003	**(1,739)**	**-**	**(5,736)**	**521**	**(6,954)**
Balance as of 30 June 2003	**282,331**	**-**	**(24,247)**	**521**	**258,605**

The changes during the year mainly concerned:

- the writedown for Euro 5,736 thousand of the equity investment in the company AEM di Torino S.p.A. made on a prudent basis in order to align the historical cost to the average market value of the last six month period;
- the reclassification for Euro 1,577 thousand, among the current assets, of the equity investment in ASM di Brescia S.p.A. relating to the future sale of the same;
- the writeback, for Euro 521 thousand, of the equity investment in e.BISCOM S.p.A. in order to align the historical cost to the average market value of the last six month period;
- the sale of the equity investment in Anphora S.r.l. corresponding to 11% of the share capital of the company for Euro 170 thousand.

The equity investment in Edipower S.p.A. was lodged as security in order to guarantee the loans granted to the same by banks. The voting rights relating to the shares pledged as security remain the property of AEM S.p.A.. Furthermore, shareholders are informed that Interbanca, Unicredito S.p.A. and the Royal Bank of Scotland, the financing partners in Edipower S.p.A. have a put option in reference to their Edipower shares, which can be exercised from the fifth year subsequent to that of entering into the shareholders' agreement. Should the put options be exercised, each shareholder must acquire Edipower shares, for its pertinent portion, which in the case of AEM MI may reach a maximum of 3.35%.

For the equity investments which are part of the financial fixed assets included and excluded from the scope of consolidation and for the equity investments carried at both equity and at cost, specific summary schedules have been drawn up (attachments Nos. 3 and 4 to the explanatory notes).

B III 2) Long-term receivables

thousands of euro	06.30.2003	12.31.2002
Amounts due from subsidiary companies	**5,175**	**5,175**
of which:		
- beyond 12 months	5,175	5,175
- within 12 months	-	-
Amounts due from third parties	**6,407**	**6,428**
of which:		
- beyond 12 months	5,924	6,195
- within 12 months	483	233

The caption in question comprises the medium/long-term receivables outstanding as of 30 June 2003 and amounts in total to Euro 11,582 thousand (Euro 11,603 thousand as of 31 December 2002). The balance comprises:

- amounts due from associated companies for Euro 5,175 thousand, which emerge unchanged with respect to the close of the financial statements as of 31 December 2002. Of this amount, Euro 1,545 thousand relates to the first nine tranches of the financial receivable granted to the associated company Alagaz S.p.A. for the realization of the "Methane Conversion of Porgolovo" project in St. Petersburg and, Euro 3,630 thousand relating to the long-term financial receivables due from Energheia associated with the initial tranche of the loan originally granted by AIR Liquide Italia S.r.l. to Energheia and undertaken by AEM S.p.A. as foreseen by the acquisition contract for the company;
- amounts due from third parties, which amount to Euro 6,407 thousand (Euro 6,428 thousand as of 31 December 2002) and comprise:
  - Euro 426 thousand for amounts due from employees (Euro 410 thousand as of 31 December 2002), of which Euro 214 thousand is due within 12 months and relates to loans granted to employees;
  - Euro 269 thousand for amounts due from users (Euro 246 thousand as of 31 December 2002);
  - Euro 659 thousand for guarantee deposits (Euro 325 thousand as of 31 December 2002);
  - Euro 5,053 thousand for amounts due from the tax authorities for IRPEF (personal income tax) advances (Euro 5,447 thousand as of 31 December 2002), applied to employee leaving indemnities accrued in favour of employees in service at the end of 1997 and paid over to the tax authorities, partly in July and partly at the end of November 1998, as established by tax legislation in force as from 1997. These receivables are revalued at the end of each accounting period, in accordance with the criteria anticipated by Article 2120 of the Italian Civil Code; the financial gain, which derives from the revaluation, has been recorded in the statement of income among other financial income.

Changes during the year and the maturity of these receivables are illustrated in the table below:

thousands of euro	Balance as of 12.31.2002	Change during the period	Balance as of 06.30.2003	Receivables due Within 12 months	Within 5 years	Beyond 5 years
Amounts due from subsidiary companies	**5,175**	**-**	**5,175**	**-**	**5,175**	**-**
Amounts due from third parties						
- due from employees	410	16	426	214	212	-
- sundry receivables due from users	246	23	269	269	-	-
- guarantee deposits	325	334	659	-	659	-
- due from tax authorities	5,447	(394)	5,053	-	5,053	-
Total	**11,603**	**(21)**	**11,582**	**483**	**11,099**	**-**

No value adjustments have been made to long-term receivables, since they are considered to be fully recoverable.

B III 3) Other securities

thousands of euro	06.30.2003	12.31.2002
Other securities	120,326	80

As of 30 June 2003, this balance came to Euro 120,326 thousand (Euro 80 thousand as of 31 December 2002) and essentially refers to the subscription of 50% of the bond issued by e.Biscom as of 23 June 2003, as well as to Government securities or those guaranteed by the Government, due beyond 12 months, which AEM S.p.A. intends to hold until their natural maturity.
During the period in question, no adjustments were made for permanent losses in value.

C) Current assets
C I) Inventories

thousands of euro	06.30.2003	12.31.2002
Inventories	54,838	48,023

As of 30 June 2003, inventories were as follows and presented, when compared with the end of the previous year, the following changes:

thousands of euro	Balance as of 12.31.2002	Changes during the period	Balance as of 06.30.2003
Raw, ancillary and consumable materials:			
- materials and equipment	8,330	1,208	9,538
- obsolescence reserve	(1,377)	(298)	(1,675)
	6,953	910	7,863
- fuels	29,939	2,500	32,439
- other stocks	-	-	-
Total raw, ancillary and consumable materials	**36,892**	**3,410**	**40,302**
Contract work in progress	11,131	3,405	14,536
Total	**48,023**	**6,815**	**54,838**

Changes in the reserve, recorded to adjust the value of inventories, are as follows:

thousands of euro	Balance as of 12.31.2002	Provisions	Uses	Other changes	Balance as of 06.30.2003
Obsolescence reserve	1,377	307	(9)		1,675

Inventories of materials present an increase of Euro 910 thousand.
Inventories of fuel at Group level, amounting in total to Euro 32,439 thousand, refer mainly to the inventories of Plurigas S.p.A. consolidated on a proportionate basis.
The value of the materials inventories has been adjusted to their effective value, via the obsolescence reserve.
This reserve, which at period end amounted to Euro 1,675 thousand (Euro 1,377 thousand as of 31 December 2002), was provided in order to writedown the materials which over the medium-term are slow-moving and those considered obsolete; during the period under review, a provision was made to this reserve for Euro 307 thousand, following the classification as obsolete of certain materials existing in inventories, while the reserve was used for Euro 9 thousand against the elimination of certain materials already considered obsolete.
The adjustment of the weighted average cost of the materials and fuel inventories to market value, was carried out directly on the closing value of the inventories, without resorting to an adjustment to the price fluctuation provision.
It should also be taken into account that the cost of materials in inventories, calculated according to the weighted average method, does not appreciably differ from the current value at period end; in fact, this balance is greater by Euro 140 thousand when compared to that reported in the financial statements as of 30 June 2003.

Contract work in progress at period end amounts to Euro 14,536 thousand (Euro 11,131 thousand at the end of the previous year) and includes Euro 6,352 thousand in relation to work in progress for the Municipality of Milan relating to the overhaul and enhancement of the city's public illumination and traffic light systems, Euro 3,994 thousand for work carried out by the subsidiary Metroweb relating to the realization of an integrated telephone system for the Lombardy Region and work carried out for other telecommunications operators, Euro 1,182 thousand for work carried out by the subsidiary AEM Calore & Servizi

S.p.A., as well as Euro 3,008 thousand for contract work in progress awarded by the Municipality of Milan to Zincar S.r.l. for the realization of projects concerning sustainable urban mobility.

C II) Receivables

Amounts due for sale of energy and services provided

thousands of euro	06.30.2003	12.31.2002
Amounts due for sale of energy and services provided	272,019	368,797

This balance, which amounts in total to Euro 272,019 thousand (Euro 368,797 thousand as of 31 December 2002), net of the related allowance for doubtful receivables amounting to Euro 6,414 thousand, is due in full within 12 months and comprises:

thousands of euro	Balance as of 12.31.2002	Change during the period	Balance as of 06.30.2003	Receivables due		
				Within 12 months	Within 5 years	Beyond 5 years
Amounts due for the sale of energy	135,619	7,417	143,036	143,036	-	-
Amounts due for the sale of energy for invoices to be issued	129,353	(69,522)	59,831	59,831	-	-
Total amounts due for the sale of energy	**264,972**	**(62,105)**	**202,867**	**202,867**	**-**	**-**
Amounts due for services	36,578	14,288	50,866	50,866	-	-
Amounts due for services for invoices to be issued	72,337	(47,637)	24,700	24,700	-	-
Total amounts due for services	**108,915**	**(33,349)**	**75,566**	**75,566**	**-**	**-**
Allowance for doubtful receivables	**(5,090)**	**(1,324)**	**(6,414)**	**(6,414)**	**-**	**-**
Total	**368,797**	**(96,778)**	**272,019**	**272,019**	**-**	**-**

The changes in the provision, adjusting the value of the receivables for sale of energy and the services provided, are analyzed in the table below:

thousands of euro	Balance as of 12.31.2002	Provisions	Uses	Other changes	Balance as of 06.30.2003
Allowance for doubtful receivables due from users and customers	5,090	996	(467)	795	6,414

Amounts due for the sale of energy, amounting to Euro 202,867 thousand (Euro 264,972 thousand as of 31 December 2002), show a decrease of Euro 62,105 thousand; this performance is influenced by the seasonal trend of electricity sales and above all else gas sales, which as of 30 June 2003 led to a significant decrease in the exposure towards customers

when compared with the year end values, partly off-set by the line-by-line consolidation, as from 2003, of the subsidiary company AEM Calore & Servizi S.p.A..
Amounts due for the services provided, amounting to Euro 75,566 thousand (Euro 108,915 thousand as of 31 December 2002), essentially concern amounts due from ASM Brescia S.p.A. for services relating to the management of the Cassano d'Adda thermoelectric power-station, amounts due from third parties for sundry services, amounts due from the Gestore della Rete di Trasmissione Nazionale – Operator of the National Transport Grid (GRTN) covering costs relating to power plants and accessory plants of the national transport grid utilized for the transfer of electricity. Shareholders are informed that amounts due from the GRTN claimed in accordance with Legislative Decree No. 25 dated 18 February 2003, which provides for the retroactive abolition as of 1 January 2002 of the hydroelectric yield, paid by the AEM Group to GRTN during the previous year, have been classified under the caption "other sundry receivables" for Euro 33,557 thousand.
As of 30 June 2003, the allowance for doubtful receivables amounts to Euro 6,414 thousand and has increased by Euro 1,324 thousand when compared with the end of the previous accounting period, as a consequence of changes during the period and the line-by-line consolidation of the company AEM Calore & Servizi S.p.A.. It also comprises the writedown on receivables due from users for interest on delayed payment recorded at the end of the period. This allowance is considered adequate with respect to the risk to which it refers.

Amounts due from subsidiary companies

As of 30 June 2003, this balance amounted to zero; as of 31 December 2002, the balance included the amounts due from the companies AEM Calore e Servizi S.p.A. and Serenissima Energia S.r.l. because they were not consolidated on a line-by-line basis.

Amounts due from associated companies

thousands of euro	06.30.2003	12.31.2002
Amounts due from associated companies	1,470	2,471

This caption amounts to Euro 1,470 thousand (Euro 2,471 thousand as of 31 December 2002), net of the writedowns amounting to Euro 36 thousand. The balance comprises both amounts due for supplies and services already invoiced, and amounts due for supplies and services to be invoiced. Amounts due from associated companies mainly refer to amounts due from Malpensa Energia S.r.l., AEM-Bonatti S.c.a.r.l., Consorzio Italpower, and e-Utile S.p.A.. The amounts due from associated companies mainly derive from trade transactions, are all recoverable within 12 months and essentially concern sales of energy, materials and equipment, various services provided, as well as rental income. As of 30 June 2003 and compared with the previous year, they present a decrease of Euro 1,001 thousand due mainly to the reclassification of the amounts due from Fastweb S.p.A., a company in which AEM S.p.A. no longer holds an equity interest as of 23 June 2003.
As of 30 June 2003, the allowance for doubtful receivables amounted to Euro 36 thousand. The increase, equal to Euro 4 thousand when compared with 31 December 2002, is the consequence of the provision made during the period under review, within the limits allowed by tax legislation and justified on a statutory basis, in order to adjust the amounts due from associated companies to their estimated realizable value.

Amounts due from parent company

thousands of euro	06.30.2003	12.31.2002
Amounts due from parent companies	65,008	71,039

As of 30 June 2003, amounts due from the Municipality of Milan amounted to Euro 65,008 thousand, net of the related allowance for doubtful receivables totalling Euro 993 thousand, and essentially concern the supply of energy, services and supplies of materials for the realization and the management of the public illumination systems and the city traffic light network. This caption shows a decrease, when compared with the financial statements as of 31 December 2002, amounting to Euro 6,031 thousand. Said receivables are all due within 12 months.
The allowance for doubtful receivables amounts to Euro 993 thousand, the increase of Euro 164 thousand when compared with 31 December 2002 is due to the provision made in the period under review, within the limits allowed by tax legislation and justified on a statutory basis, in order to adjust the amounts due from the Municipality of Milan to their estimated realizable value.

Amounts due from third parties

thousands of euro	06.30.2003	12.31.2002
Amounts due from third parties	**76,426**	**48,163**
of which:		
- due from the CCSE	3,040	1,986
- advances to suppliers	1,758	1,883
- due from employees	63	47
- due from affiliated companies		150
- sundry receivables	71,565	44,097

The balance of the caption amounts to Euro 76,426 thousand and does not reflect the effects associated with taxation relating to the period in contrast to the items as of 31 December 2002 (Euro 48,163 thousand as of 31 December 2002) and comprises:

- Euro 3,040 thousand, net of writedowns amounting to Euro 119 thousand, for amounts due from the Cassa Conguaglio (equalisation fund), which present an increase of Euro 1,054 thousand attributable to reimbursements for the purchases of green certificates relating to energy from thermoelectric sources destined for the restricted market by the subsidiary AEM Trading S.r.l.;
- Euro 1,758 thousand, showing a decrease of Euro 125 thousand when compared with 31 December 2002, for operating advances to suppliers, for contracts and works, mainly concerning the realization of the urban lighting plan, and for professional services;
- Euro 63 thousand for amounts due from employees (Euro 47 thousand in the previous year);
- Euro 71,565 thousand relating to sundry receivables (Euro 44,097 thousand as of 31 December 2002), of which Euro 4,019 thousand relating to the amounts due from the companies Plurigas S.p.A. and Electrone S.p.A. consolidated proportionally, Euro 5,582 thousand relating to amounts due from third parties for compensation, as a consequence of damages caused to plants; Euro 6,597 thousand relating to amounts due from the tax authorities for VAT; Euro 19,004 thousand relating to amounts due from the tax authorities for deferred tax assets IRPEG (corporate income tax) and IRAP (regional business tax); Euro 1,083 thousand relating to amounts due from the tax authorities for current IRPEG and IRAP deriving from the advances paid during the accounting period; Euro 33,557 thousand for amounts due from the Operator of the National Transport Grid in relation to the hydroelectric yield paid by the AEM Group in 2002 and abolished by Legislative Decree No. 25 dated 18 February 2003; and Euro 292 thousand relating to amounts due from welfare institutions. Amounts due from third parties for compensation for damages caused to plants have been adjusted by a specific risk provision for Euro 341 thousand, as well as by the allowance for doubtful receivables for damage compensation, for Euro 21 thousand, in order to adjust the receivable to its effective recoverable amount;
- amounts due from affiliated companies amount to zero (Euro 150 thousand as of 31 December 2002) following the line-by-line consolidation of the companies Serenissima

Energia S.r.l. and AEM Calore e Servizi S.p.A., respectively carried at cost and equity as of 31 December 2002.

Changes in the provisions adjusting the value of sundry receivables are indicated below:

thousands of euro	Balance as of 12.31.2002	Provisions	Uses	Other changes	Balance as of 06.30.2003
Specific risks provision deducted from amounts due from third parties for damage compensation	341	–	–	–	341
Allowance for doubtful receivables for damage compensation	17	4	–	–	21
Allowance for the doubtful amounts due from third parties	112	7	–	–	119

Amounts relating to deferred tax assets are recoverable at the time when the timing differences, which have generated them, reverse. The remaining amounts due from third parties are due within 12 months.

C III) Financial assets not held as financial fixed assets

Other equity investments held as current assets

thousands of euro	06.30.2003	12.31.2002
Other equity investments held as current assets	1,577	–

As of 30 June 2003, these amounted to Euro 1,577 thousand and refer to the reclassification in this caption of the equity investment held by AEM S.p.A. in ASM di Brescia S.p.A. in relation to the future scheduled sale of the same.

Other securities

thousands of euro	06.30.2003	12.31.2002
Other securities	3	3

As of 30 June 2003, this balance amounted to Euro 3 thousand and emerged as unchanged when compared with the financial statements for the period ended 31 December 2002; the caption refers to fixed-income bonds. At the end of the period, no value adjustments had been made.

C IV) Liquid funds

Bank and post office deposits

thousands of euro	06.30.2003	12.31.2002
Bank and post office deposits	122,503	60,204

Liquidity in current accounts as of 30 June 2003 amounted to Euro 122,503 thousand and presented an increase of Euro 62,299 thousand when compared with the end of 2002, main-

ly due to the sale of the equity investment in Fastweb S.p.A.. As a point of fact, as of 30 June 2003, Euro 120,000 thousand deriving from the sale of the equity investment Fastweb S.p.A. was still deposited in AEM S.p.A.'s bank current accounts awaiting the subscription, which subsequently took place in July, of the portion of e.Biscom' s convertible bonds which emerged as un-opted.
Bank current accounts include the interest accrued but not yet credited at period end.

Cash and equivalents on hand

thousands of euro	06.30.2003	12.31.2002
Cash and equivalents on hand	233	158

Cash and equivalents on hand, not yet deposited into bank current accounts as of 30 June 2003, amounted to Euro 233 thousand.

D) Accrued income and prepaid expenses

thousands of euro	06.30.2003	12.31.2002
Accrued income and prepaid expenses	20,919	1,761

This caption amounts to a total of Euro 20,919 thousand (Euro 1,761 thousand as of 31 December 2002) and refers to liabilities pertaining to subsequent periods, and charges already paid but pertaining to future periods. Compared with the situation as of 31 December 2002, these values reflected an increase of Euro 19,158 thousand essentially due to the line-by-line consolidation of the captions of the company AEM Calore & Servizi S.p.A..

The composition and the changes, which took place during the year in this caption, are presented in the table below:

thousands of euro	Balance as of 12.31.2002	Changes during the period	Balance as of 06.30.2003
Accrued income:			
– Revenues pertaining to the period	1	6,889	6,890
Total accrued income	**1**	**6,889**	**6,890**
Prepaid expenses:			
– Invoicing pertaining to the subsequent period	1,644	12,385	14,029
– Payments for the year pertaining to the subsequent period	116	(116)	
Total prepaid expenses	**1,760**	**12,269**	**14,029**
Total	**1,761**	**19,158**	**20,919**

A) Shareholders' equity

The composition of the shareholders' equity, whose value as of 30 June 2003 amounted to Euro 1,432,062 thousand, is analyzed in the table below:

thousands of euro	06.30.2003	12.31.2002
Group Shareholders' equity:		
Share capital	936,025	936,025
Legal reserve	67,513	65,812
Reserve for accelerated depreciation	10,677	7,877
Extraordinary reserve	85,772	72,451
Consolidation reserve	191	28,762
Other reserves	3	3
Accumulated losses	(33,778)	(53,221)
Gross income for the period	362,806	
Net income for the period		112,711
Total Group shareholders' equity	**1,429,209**	**1,170,420**
Shareholders' equity pertaining to minority shareholders	2,853	11,604
Total shareholders' equity	**1,432,062**	**1,182,024**

I) Share capital

As of 30 June 2003, the share capital amounted to Euro 936,025 thousand and comprised 1,800,047,400 shares with a unit value of Euro 0.52 each.

IV) Legal reserve

As of 30 June 2003, this reserve amounted to Euro 67,513 thousand; the increase of Euro 1,701 thousand with respect to the financial statements as of 31 December 2002, is attributable to the allocation of 5% of the previous year's net income to this reserve, as required by Article 2430 of the Italian Civil Code.

VII) Other reserves

Reserve for accelerated depreciation

As of 30 June 2003, this reserve amounted to Euro 10,677 thousand; the increase, totalling Euro 800 thousand, with respect to the end of the previous year, refers to the allocation of part of the 2002 net income covering accelerated depreciation, pursuant to Article 67.3 of Presidential Decree 917/86.

Extraordinary reserve

This amounts in total to Euro 85,772 thousand (Euro 72,451 thousand as of 31 December 2002) and comprises:

- Euro 69,624 thousand (Euro 56,303 thousand at the end of the previous year) for the allocation to this caption the part of previous year's income not distributed by AEM S.p.A.; the increase, amounting to Euro 13,321 thousand, is due to the allocation of part of previous year's net income of parent company;
- Euro 16,148 thousand, for the excess which emerged in 1997 with regards to the provision for specific risks, formed by means of the full utilization of the share premium reserve, determined at the time of the transformation of the municipal energy board into a joint-stock company.

Consolidation reserve

This reserve totals Euro 191 thousand (Euro 28,762 thousand as of 31 December 2002) and essentially refers to income not distributed generated by the associated companies in previous years. As of 31 December 2002, this item included the valuation made at equity, carried out at the end of 2001, of the associated company Fastweb S.p.A.: following the sale of the equity investment in Fastweb S.p.A. during June 2003, the consolidation reserve decreased by Euro 28,571 thousand.

Other reserves

At period end, this reserve amounted to Euro 3 thousand and refers to the previous years' dividends, which certain shareholders have waived.

VIII) Accumulated losses (retained earnings)

This caption presents a negative balance (loss) of Euro 33,778 thousand and concerns both the consolidation adjustments relating to the balances recorded in the previous years' financial statements of the Group companies, and the losses and income for previous accounting periods carried forward by certain subsidiary companies.

IX) Gross income for the period

This caption totals Euro 362,806 thousand and comprises the result for the period in question, stated gross of taxation.

Shareholders' equity pertaining to minority shareholders

As of 30 June 2003, this caption amounted to Euro 2,853 thousand (Euro 11,604 thousand as of 31 December 2002) and represented the portion of capital, reserves and results pertaining to minority shareholders of the companies Serenissima Gas S.p.A. and Serenissima Energia S.r.l., not fully owned by AEM S.p.A. Compared with 31 December 2002, this item has decreased by Euro 8,751 thousand as a result of the purchase of 100% of the control of Metroweb S.p.A. during June 2003.

The minority interests relating to the subsidiary companies AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A., are not significant, since AEM S.p.A. holds 99.99% of their share capital.

In accordance with Article 2426.1, point 5) of the Italian Civil Code, shareholders are informed that, since no other unrestricted reserves exist, a portion of the extraordinary reserve, amounting to Euro 10,851 thousand, is restricted by law to cover the sum total of start-up and deferred charges unamortized at period end.

The reconciliation of shareholders' equity and income of the parent company as of 30 June 2003, reported in the financial statements of the Company, and the corresponding consolidated amounts is illustrated in the following tables:

thousands of euro	06.30.2003	12.31.2002
Shareholder' equity of the Parent Company	**2,022,989**	**1,863,014**
Results for the year/period of the associated companies carried at equity not taken in by AEM	123	(736)
Previous years' results of the associated companies not taken in by AEM	192	28,762
Results for the year/period of the consolidated companies	70,165	28,927
Elimination of interGroup gains for the conferral of business segments, fixed assets and sales of fixed assets	(687,423)	(746,825)
Other consolidation adjustments	56,941	87,261
Elimination of adjustments made solely for tax purposes	0	(8,429)
Retained earnings/accumulated losses	(33,778)	(53,221)
Elimination of dividends from associated companies carried at equity and from subsidiary companies	0	(28,333)
Total Group shareholders' equity	**1,429,209**	**1,170,420**
Shareholders' equity pertaining to minority shareholders:		
Minority interests in capital and reserves	2,247	10,565
Income/loss pertaining to minority shareholders	606	1,039
Total net shareholders' equity pertaining to minority shareholders	**2,853**	**11,604**
Total net shareholders' equity	**1,432,062**	**1,182,024**

thousands of euro	06.30.2003	12.31.2002
Income before taxation for the period	**235,577**	**34,022**
Results for the year/period of the associated companies carried at equity	123	(736)
Results for the year/period of the consolidated subsidiaries	70,165	28,927
Elimination of the dividend received from subsidiary companies and the related tax credit	0	(28,333)
Consolidation adjustments	56,941	87,261
Elimination of the adjustments made solely for tax purposes	0	(8,429)
Total income before taxation of the Group	**362,806**	**112,711**

B) Provisions for risks and charges

Other provisions

thousands of euro	06.30.2003	12.31.2002
Provisions for risks and charges	**108,449**	**110,145**
of which:		
- Pensions and similar commitments	85	73
- Specific risks	72,533	74,241
- Deferred taxation	35,831	35,831

The provisions for risks and charges amount to Euro 108,449 thousand and comprise:

◦ Pension provision

At period end, this provision amounted to Euro 85 thousand (Euro 73 thousand as of 31 December 2002).

◦ Specific risks provision

Overall, the balance of this provision as of 30 June 2003 amounted to Euro 72,533 thousand (Euro 74,241 thousand as of 31 December 2002) and comprises:

- Euro 6,026 thousand (Euro 8,737 thousand as of 31 December 2002) relating to provisions for legal disputes underway with employees or with third parties, and for potential liabilities concerning operating activities; the increase reflects new disputes relating to operating activities;
- Euro 8,184 thousand (Euro 8,184 thousand at the end of the previous accounting period) relating to the provision for the present value, estimated reasonably on the basis of the mathematical actuarial calculations, for notice indemnities currently accruing, which will be paid to employees who are entitled to them when the employment contract is terminated due to retirement;
- Euro 38,568 thousand (Euro 40,087 thousand as of 31 December 2002) relating to the estimate, made on the basis of mathematical actuarial calculations, of the future liabilities with regards to retired ex-employees, who have the right to supplementary pensions disbursed from the Premungas pension fund, and employees whose right is currently accruing. The provision, which as of 30 June 2003 emerged as adequate with regards to the risk to which it refers, has decreased with respect to 31 December 2002, by Euro 1,519 thousand;
- Euro 18,499 thousand (Euro 15,436 thousand as of 31 December 2002) relating to the provisions made by the subsidiary company AEM Elettricità S.p.A. which represent the estimate of the liability for possible supplementary measures which could be decided with retroactive effect by the Electricity and Gas Authority. Compared with the end of the previous accounting period, the balance has increased by Euro 3,062 thousand in relation to the provision for the period;
- Euro 588 thousand relating to the provision made by AEM Trading S.r.l. for the dispute underway with the Operator of the National Transport Grid (Gestore della Rete di Trasmissione Nazionale) in relation to the auction announced in 2002 for the sale of electricity produced by the so-called CIP6 plants;
- Euro 668 thousand (Euro 1,209 thousand as of 31 December 2002) relating to the redundancy incentive fund acquired by AEM Elettricità S.p.A. together with the business segment of Enel Distribuzione S.p.A.. The decrease, equating to Euro 541 thousand, reflects utilizations made during the period under review.

The risk associated with the EC violation procedure, launched during 1999 by the EEC Commission against the Italian Government, specifically in relation to the tax deferment system pursuant to Law No. 427/93, is not provided for in these financial statements since it is believed that it concerns an event considered to-date to be only possible and not objectively quantifiable.

◦ Deferred taxation provision

As of 30 June 2003, this item amounted in total to Euro 35,831 thousand and was unchanged with respect to 31 December 2002.

Deferred taxes are calculated on the basis of the IRPEG (corporate income tax) and IRAP (regional business tax) rates which will be in force when the timing differences, which have generated them reverse.

The balance as of 30 June 2003 does not take into account the taxes for the period, which is difficult to estimate, in contrast to the balances as of 31 December 2002.

The provisions indicated above disclosed the following changes during the accounting period:

thousands of euro	Balance as of 12.31.2002	Provisions	Uses	Other changes	Balance as of 06.30.2003
Pensions	73	12			85
Specific risks	74,241	3,766	(3,377)	(2,097)	72,533
Deferred taxation	35,831				35,831

C) Employee severance indemnities

thousands of euro	06.30.2003	12.31.2002
Employee severance indemnities	71,848	67,988

This provision amounts to Euro 71,848 thousand as of 30 June 2003 (Euro 67,988 thousand as of 31 December 2002) and comprises the total value of the leaving indemnities accrued by employees in service as of 30 June 2003, net of any advances paid in accordance with Article 1 of Law 297 dated 29 May 1982. This caption also comprises the liability for the notice indemnities accrued to employees entitled to such employed prior to 1 February 1983 and for the workforce as at the end of the period.
The increase in leaving indemnities, when compared with the period ended 31 December 2002, amounts in total to Euro 3,860 thousand and is attributable to the provisions made and in part offset by utilizations during the period, and to the line-by-line consolidation of the companies AEM Calore & Servizi S.p.A. and Serenissima Energia S.r.l..

thousands of euro	Balance as of 12.31.2002	Provisions	Uses	Reclas-sifications	Other changes	Balance as of 06.30.2003
Employee severance indemnities	67,257	4,512	(2,123)	-	1,501	71,147
Notice indemnities	731	-	(30)	-	-	701
Total	**67,988**	**4,512**	**(2,153)**	**-**	**1,501**	**71,848**

D) Payables

Amounts due to banks

thousands of euro	06.30.2003	12.31.2002
Short-term amounts due to banks	344,914	347,299
Medium/long-term amounts due to banks	331,262	419,481
Total amounts due to banks	**676,176**	**766,780**

Amounts due to banks total Euro 676,176 thousand and refer, for Euro 331,262 thousand, to medium/long-term loans, of which Euro 179,175 thousand due beyond five years and, for Euro 344,914 thousand, to short-term debt, comprising the current portions of medium-term loans due within 12 months and the utilization of lines of credit.

The medium/long-term payables aimed at the acquisition or development of new investments concern:

- Euro 209,705 thousand in relation to medium/long-term amounts due to banks granted to AEM S.p.A.;
- Euro 6,088 thousand, in relation to mortgage loans for the financing of the methane conversion programme, conferred to the subsidiary AEM Gas S.p.A., stipulated with the Banca Europea degli Investimenti and disbursed by the "Autonomous Section for the financing of public works and public utility systems" of Banca Nazionale del Lavoro;
- Euro 115,469 thousand, relating to a loan concerning the subsidiary company Metroweb S.p.A. aimed at financing projects for the development of its own infrastructures.

The decrease in medium/long-term amounts due to banks, amounting to Euro 88,219 thousand, when compared with the previous year, is essentially due to the reclassification, among short-term amounts due to banks, of the portions maturing in the period partly offset by additional debt exposure supporting the growth policy of the parent company AEM S.p.A..

Short-term amounts due to banks disclose a decrease of Euro 2,385 thousand when compared with the end of the previous year, due to opposing factors: on the one hand, the greater indebtedness of the parent company AEM S.p.A., on the other hand, the reclassification among short-term payables of the portions falling due within 12 months, the repayment by the Group companies of the instalments falling due during the period of the loans and mortgages, as well as the minor debt exposure of the company Plurigas S.p.A. consolidated on a proportional basis.

Amounts due to other providers of finance

Amounts due to other financers total Euro 430,855 thousand (Euro 431,831 thousand as of 31 December 2002), of which Euro 359,970 thousand due beyond 12 months. This caption refers mainly to the loan obtained from Cassa Depositi e Prestiti by AEM Elettricità S.p.A., in relation to the purchase of the business segment from Enel Distribuzione S.p.A., as well as loans obtained by AEM S.p.A., relating to project activities.

Advances

thousands of euro	06.30.2003	12.31.2002
Advances	64,944	61,725

The advances from users and the advances from customers amount in total to Euro 64,944 thousand and presented an increase, with respect to 31 December 2002, of Euro 3,219 thousand. The increase is essentially due to the difference between the deposits paid by newly-acquired users and those who are no longer customers during the period under review, as well as advances paid by the Municipality of Milan for the realization of the new urban lighting plan. During the period in question, as required by Resolution No. 200/99 of the Electricity and Gas Authority, repayment continued of the advances paid by the restricted users of AEM Elettricità S.p.A., who have arranged for the payment of their bills via current accounts.

Amounts owed to suppliers

thousands of euro	06.30.2003	12.31.2002
Amounts owed to suppliers	257,689	336,619

At the consolidated level, the debt exposure towards suppliers as of 30 June 2003 amounted to Euro 257,689 thousand (Euro 336,619 thousand as of 31 December 2002) and overall presents a decrease of Euro 78,930 thousand when compared with the previous year essentially as a consequence of the lower purchases made during the period and the resulting decrease in amounts due to suppliers.
The composition of amounts due to suppliers, which are exclusively trade in nature, is presented in the table below:

thousands of euro	Balance as of 12.31.2002	Changes during the period	Balance as of 06.30.2003	Payables due Within 12 months	Payables due Within 5 years	Payables due Beyond 5 years
Due to suppliers	145,423	(23,079)	122,344	121,408	936	–
Due to suppliers for invoices to be received	191,196	(55,851)	135,345	135,345	–	–
Total amounts due to suppliers	**336,619**	**(78,930)**	**257,689**	**256,753**	**936**	**-**

Amounts due to suppliers are all payable within 12 months.
Amounts due to foreign suppliers total Euro 1,225 thousand (Euro 725 thousand as of 31 December 2002). Foreign currency payables not denominated in Euro-participating currencies are valued using the exchange rates as of 30 June 2003 and reflect an insignificant loss compared with the conversion at historic exchange rates.

Amounts due to associated companies

thousands of euro	06.30.2003	12.31.2002
Amounts due to associated companies	1,342	8,136

At the end of the period under review, this caption amounted to Euro 1,342 thousand and referred mainly to payables for the services provided by the companies e-Utile S.p.A. and AEM-Bonatti S.c.a.r.l., as well as amounts due to Consorzio Italpower for consortium grants. The decrease when compared with 31 December 2002 is essentially due to the reclassification among amounts due to suppliers of the amounts payable to the company Fastweb S.p.A., no longer associated with AEM S.p.A. as of 30 June 2003.

Amounts due to parent company

thousands of euro	06.30.2003	12.31.2002
Amounts due to parent company	50,314	39,638

Amounts due to the parent company and due within 12 months, amount in total to Euro 50,314 thousand (Euro 39,638 thousand as of 31 December 2002) and comprise:

- Euro 45,908 thousand concerning the balance of the current account which handles the financial transactions between AEM S.p.A. and the Municipality of Milan; the increase, amounting to Euro 16,471 thousand when compared with the financial statements as of 31 December 2002, reflects the payments into the current account made during the first half of the year 2003 by the Municipality itself, settled under the conditions foreseen in the

existing contract between the parties, partly offset by the current account settlement of the amounts due to the Group companies.
During the first six months of 2003, steps were taken to pay the local government the dividend in cash relating to the 2002 accounting period, amounting to Euro 38,557 thousand, as authorized by the resolution of the shareholders at the annual meeting held on 29 April 2003.

- Euro 4,406 thousand, reflecting a decrease of Euro 2,182 thousand when compared with 31 December 2002, mainly referring to the annual charge relating to 2003 for the entrusting, under an exclusive arrangement, of the management of the heat and gas distribution services throughout the Municipality of Milan, which has not yet been paid.

Amounts due to tax authorities

thousands of euro	06.30.2003	12.31.2002
Amounts due to the tax authorities	60,940	52,262

The tax payables of the group amounted to Euro 60,940 thousand and do not reflect the effects associated with taxation for the period, difficult to estimate as of the period end date, in contrast to the balances as of 31 December 2002 (Euro 52,262 thousand as of 31 December 2002). This caption essentially comprises the amount due to the Ministry of the Treasury for the regularization of the taxation on electricity and gas consumption, the amounts due to the tax authorities for the payment of VAT and the withholdings made by way of IRPEF (personal income tax), as well as amounts due to the local authority for water off-take charges. The increase with respect to the previous year is essentially due to the rise in payables for taxation on gas and electricity consumption.
Tax payables are all due within 12 months.

Amounts due to social security and welfare

thousands of euro	06.30.2003	12.31.2002
Amounts due to social security and welfare	11,041	12,401

This caption totals Euro 11,041 thousand (Euro 12,401 thousand as of 31 December 2002) and discloses a decrease of Euro 1,360 thousand, compared with the period ended 31 December 2002; these payables concern the Group's liability with regards to social security and welfare institutions, relating to the month of June 2003, not yet paid.
The payables in question are all due within 12 months.

Other payables

thousands of euro	06.30.2003	12.31.2002
Other payables	**119,181**	**123,262**
of which:		
- due to employees	9,190	10,080
- due to the CCSE	15,586	14,820
- due to third parties	94,405	98,362

The total of this caption amounts to Euro 119,181 thousand (Euro 123,262 thousand as of 31 December 2002), and concerns:

- Euro 9,190 thousand, reflecting a decrease of Euro 890 thousand when compared with 31 December 2002, for amounts due to employees. This caption includes both the productivity bonus accrued during the period in favour of employees, and the liability for holiday entitlement accrued but not taken as of 30 June 2003;
- Euro 15,586 thousand, reflecting an increase of Euro 766 thousand when compared with the end of the previous period, for amounts due to the Cassa Conguaglio (equalisation fund), which essentially relate to the contributions included in the end sales prices for electricity already invoiced to users and not yet paid over to the authority itself, given that the settlement takes place every two months;
- Euro 94,405 thousand (Euro 98,362 thousand as of 31 December 2002) for sundry payables, which mainly concern amounts due to leasing companies relating to the property in Via Caracciolo and Corso di Porta Vittoria in Milan, forming the subject matter of sale and lease-back transactions, carried out respectively during 1999 and 2001, and recorded in the consolidated financial statements in accordance with the financial lease method. The balance of amounts due to third parties includes the exposure towards sundry authorities and companies for insurance premiums pertaining to the period and not yet paid, amounts due to the Board of Directors and Board of Statutory Auditors, the remainder of the deposits not yet collected from users, as well as connections charges, which cannot be correlated to costs for the period. The afore mentioned payables are all due within 12 months with the exclusion of the amounts due to leasing companies, payable for Euro 32,035 thousand within five years and for Euro 17,694 thousand beyond five years.

E) Accrued expenses and deferred income

thousands of euro	06.30.2003	12.31.2002
Accrued expenses and deferred income	39,598	32,040

As of 30 June 2003, this caption amounted to Euro 39,598 thousand and essentially refers to the deferred income of the subsidiary companies Metroweb S.p.A. and AEM Calore & Servizi S.p.A., concerning services invoiced but pertaining to future periods as well as accrued expenses concerning interest expense on bank mortgages and loans.

The composition and the changes during the accounting period in this caption, are illustrated in the table below:

thousands of euro	Balance as of 12.31.2002	Change during the period	Balance as of 06.30.2003	Amounts due Within 12 months	Amounts due Within 5 years
Accrued expenses:					
Loan interest	1,272	8,375	9,647	9,647	-
Total accrued expenses	**1,272**	**8,375**	**9,647**	**9,647**	**-**
Deferred income:					
Other deferred income	30,768	(817)	29,951	29,951	-
Total deferred income	**30,768**	**(817)**	**29,951**	**29,951**	**-**
Total	**32,040**	**7,558**	**39,598**	**39,598**	**-**

Memorandum accounts

thousands of euro	06.30.2003	12.31.2002
Memorandum accounts	495,819	479,352

Guarantees received
The nature of the guarantees provided by contractors and of fiduciary policies guarantee the satisfactory execution of the work assigned, as well as sureties given by banks to guarantee contracts relating to the subscription of commercial credit policies, which amount to Euro 148,926 thousand (Euro 157,760 thousand in the previous period).

Guarantees given
These amount to Euro 346,893 thousand (Euro 321,592 thousand as of 31 December 2002) and refer to guarantee deposits given to guarantee the obligations undertaken with regards to third parties and to the sureties issued and refer mainly to the guarantees given on the indebtedness of Edipower for the portion pertaining to AEM S.p.A., as well as guarantees given by AEM S.p.A. in favour of Blufare Ltd..

Shareholders are informed that a contract (Interest rate swap) has been stipulated hedging a loan recorded among the medium/long-term amounts due to banks of AEM S.p.A.. The notional value of the hedging transaction amounts to Euro 120,000 thousand or rather the original value of the loan, which will mature in March 2004.

2. Statement of income

A) Value of production

A1) Revenues from sales and services

Revenues from the sale of energy and from services provided, recorded in the statement of income of the consolidated financial statements as of 30 June 2003 amounted, net of the consolidation adjustments, to Euro 691,335 thousand (Euro 511,496 thousand as of 30 June 2002). The rise is attributable to a significant increase in activities in the energy sector and only partly is affected by the "price effect" deriving from the relative increase in the prices of raw materials on international markets with respect to the first half of 2002. In particular, these revenues concern:

- revenues for Euro 267,955 thousand (Euro 118,953 thousand as of 30 June 2002) relating to activities carried out by the subsidiary company AEM Elettricità S.p.A. for the distribution and sale of electricity to restricted customers: said amount is stated net of the revenues estimated as in excess of the V1 restriction defined by the resolutions of the Electricity and Gas Authority. During the period, the distribution and sale of electricity to the restricted market amounted to 2,730 million kWh (1,342.8 million kWh in the same period during 2002). The significant rise in the volumes of electricity sold and distributed is explained by the contribution deriving from the acquisition of the business segment from Enel Distribuzione S.p.A.;
- revenues from the sale of energy to suitable end customers and wholesalers, including the sales to the Gestore di Rete di Trasmissione Nazionale S.p.A., for Euro 30,241 thousand (Euro 73,427 thousand in the same period last year). This figure derives from the sale of 573.9 million kWh (1,207.8 million kWh as of 30 June 2002). The decrease equalling to Euro 43,186 thousand essentially reflects a decrease in the quantities sold in particular by the company AEM Energia S.p.A. as part of the decisions to optimize the portfolio undertaken at Group level;
- revenues for activities involving the distribution of 889 million kWh (436 million kWh as of 30 June 2002) to suitable customers connected to the power grid of the subsidiary AEM Elettricità S.p.A., for Euro 8,394 thousand (Euro 2,801 thousand as of 30 June 2002);
- revenues for sale of heat to end users for Euro 34,082 thousand, following the sale of 312.3 million thermal kWh (186.9 million thermal kWh as of 30 June 2002). Compared with the same period in the previous year, the revenues were up for Euro 20,876 thousand following the acquisition of the company AEM Calore & Servizi S.p.A., at year end 2002;
- revenues for the sale of gas to users and third parties for Euro 269,002 thousand (Euro 215,690 thousand as of 30 June 2002) concern the sales of AEM Energia S.p.A., AEM Trading S.r.l. and Serenissima Energia S.r.l. amounting to 866.5 million cubic metres of methane (669.2 million cubic metres as of 30 June 2002) to both end users and other companies;
- revenues for services to users and third parties for Euro 70,452 thousand (Euro 79,936 thousand as of 30 June 2002) attributable to services to users for Euro 5,014 thousand, to services to the Municipality of Milan for Euro 16,956 thousand, and to services on behalf of third parties for Euro 48,482 thousand, inclusive of services to associated companies for Euro 459 thousand. The revenues for services to the Municipality of Milan mainly refer to the management and realisation of the public illumination systems and the traffic light networks carried out on behalf of the Municipality; these revenues have increased by Euro 812 thousand when compared with 30 June 2002. The revenues for the services provided on behalf of third parties mainly concern the sale of gas for thermoelectric use to ASM Brescia S.p.A. for its own production needs at the Cassano d'Adda powerstation, as well as the charging to the same of the pertinent portion of the management costs and the investments relating to the powerstation (Euro 15,025 thousand), the revenues for services to the Operator of the transmission grid (Euro 4,063 thousand) realized by the subsidiary AEM Trasmissione S.p.A., the revenues for the services provided by the subsidiary Metroweb S.p.A. both for the rental of the fibre optics network, and for miscellaneous services (Euro 24,060 thousand), as well as revenues for the conveying of gas to third parties

carried out by the subsidiary AEM Gas S.p.A. (Euro 1,248 thousand). The revenues for services on behalf of third parties present a decrease in total of Euro 13,887 thousand when compared with the same period in 2002, essentially attributable to the drop in revenues for services to ASM Brescia S.p.A., as well as revenues for the provision of services of the subsidiary Metroweb S.p.A.;

- connection charges amounting to Euro 11,209 thousand, up with respect to 30 June 2002 by Euro 3,726 thousand, owing to the increase in the number of users connected during the period, and also as a result of the acquisition from Enel Distribuzione S.p.A. of the business segment relating to the distribution of electricity in the municipalities of Milan and Rozzano.

A 3) Changes in contract work in progress

This caption presents a positive balance of Euro 2,338 thousand (Euro 812 thousand as of 30 June 2002) and mainly concerns work in progress for the realization by the parent company AEM S.p.A. and the subsidiary AEM Elettricità S.p.A. of the public illumination and traffic light systems; it includes the realization of an integrated telephone system for the Lombardy Region and for work carried out in favour of other telecommunications operators by the subsidiary Metroweb S.p.A.; the realization of projects concerning sustainable urban mobility on behalf of the Municipality of Milan by the company Zincar S.r.l.; the realization of new installations by the subsidiary AEM Calore & Servizi S.p.A..

A 4) Increase for self-constructed assets

During the accounting period, the following costs were capitalized in the caption "Tangible and Intangible fixed assets":

thousands of Euro	06.30.2003	06.30.2002
Materials	**4,505**	**4,508**
(withdrawn from inventory), of which in:		
- Intangible fixed assets	7	5
- Tangible fixed assets	4,498	4,503
Payroll and related costs	**8,685**	**7,750**
of which in:		
- Intangible fixed assets	46	122
- Tangible fixed assets	8,639	7,628
Financial expenses		
Total	**13,190**	**12,258**

The balances reflects the internal costs incurred for the realization of corporate investments; the description of the investments is presented in the commentary on tangible and intangible fixed assets in the balance sheet assets.

A 5) Other revenues and income

Other revenues amount in total to Euro 9,402 thousand (Euro 9,015 thousand as of 30 June 2002) and concern:

- sundry income and revenues, amounting to Euro 8,078 thousand (Euro 8,910 thousand as of 30 June 2002), which refer mainly to reimbursements for damages and penalties paid by users, insurance companies and private individuals; the excess of certain specific risk provisions; the sale of equipment and materials; rental income, in particular in relation to the associated company (up until 23 June 2003) Fastweb S.p.A.; as well as out-of-period income for previous year's allocation differences;

- the contributions from the Cassa Conguaglio (equalisation fund) amounting to Euro 1,238 thousand (Euro 104 thousand as of 30 June 2002) which refer to the estimate of the reimbursement of the C.C.S.E. relating to the liability incurred by AEM Trading S.r.l. for the purchase of green certificates for the coverage of thermoelectric energy intended for the restricted market, as per Resolution No. 227/02 of the Electricity and Gas Authority, and to the contribution covering the lack of revenues from defaulting users paid to AEM Elettricità S.p.A.;
- operating fees paid by other bodies for Euro 86 thousand.

The value of production also includes Euro 1,064 thousand relating to trade transactions carried out during the period with associated companies, as analyzed in the table below:

Revenues thousands of euro	**Società Servizi Valdisotto S.p.A.**	**Malpensa Energia S.r.l.**	**e-Utile S.p.A.**	**AEM BONATTI S.c.a.r.l.**	**Total**
A1) Revenues from sales and services					
• Revenues from sale of electricity	349	-	-	-	349
• Services provided on behalf of users and third parties	34	155	170	100	459
A5) Other revenues	**-**	**-**	**256**	**-**	**256**
Total	**383**	**155**	**426**	**100**	**1,064**

B) Production costs

B6) Raw, ancillary and consumable materials and goods for resale

Costs for purchases of raw materials, other materials and goods for resale amount to Euro 284,535 thousand. The significant increase with respect to the same period in 2002 (Euro 76,113 thousand) is explained by the rise in activities in the energy sector and is only partly affected by the "price effect" deriving from the related rise in the prices of the raw materials on international markets, with respect to the first half of 2002. These costs concern:

- costs for the purchase of electricity from other companies for Euro 81,577 thousand and of thermal energy for the remote heating service for Euro 1,998 thousand. The rise in said charges for Euro 48,876 thousand when compared with the previous year, reflects in particular the greater quantities of electricity purchased by the Group companies. The costs for the purchase of thermal energy for remote heating shows an increase of Euro 617 thousand when compared with 30 June 2002;
- costs for purchases of fuel, comprising:

thousands of euro	**06.30.2003**	**06.30.2002**
Purchases of fuel	**189,711**	**164,254**
of which:		
- costs for purchases of fuel for electricity production	29,401	54,638
- costs for purchases of gas for distribution to users	148,909	104,048
- costs for purchases of fuel for heat production	11,401	5,568

These costs, which in total amount to Euro 189,711 thousand, present an increase of Euro 25,457 thousand when compared with 30 June 2002.

The decrease in costs for the purchase of fuels for thermoelectric production (Euro -25,237 thousand with respect to 30 June 2002) essentially reflects the decrease in the thermoelectric production of the Cassano D'Adda powerstation due to the suspension of production activities of the 320 MW thermoelectric unit for the anticipated re-powering measures.

The increase in costs for purchases of gas for its distribution to users (Euro +44,860 thousand when compared with the same period last year) is partly attributable to additional quantities sold to customers and partly to the trend of the unit sales prices correlated to international prices of raw materials.

Costs for purchase of gas for the production of heat amounted to Euro 11,401 thousand as of 30 June 2003, disclosing an increase of Euro 5,833 thousand essentially due to the line-by-line consolidation of the costs of the company AEM Calore & Servizi S.p.A., acquired during November 2002;

- costs for purchases of other fuels, amounting to Euro 277 thousand (Euro 277 thousand as of 30 June 2002);
- costs for purchases of materials:

thousands of euro	06.30.2003	06.30.2002
Costs for purchases of materials	40,812	59,261
(Capitalized costs)	(29,839)	(49,453)
Total	**10,973**	**9,808**

amounting to Euro 10,973 thousand, stated in the financial statements net of the capitalized costs relating to the investments. The increase when compared with 30 June 2002 is essentially due to higher costs for purchases incurred for carrying out normal maintenance activities and for work on behalf of third parties.

B7) Costs for services

Overall, this caption totals Euro 112,912 thousand, disclosing an increase of Euro 17,263 thousand with respect to 30 June 2002 and concerns:

- costs for tolls for conveying electricity for Euro 15,843 thousand (Euro 6,214 thousand as of 30 June 2002). The increase amounting to Euro 9,629 thousand is essentially due to the higher transfer charge incurred by AEM Elettricità S.p.A. for the transport of electricity sold to its restricted customers, whose volumes have grown significantly following the acquisition of the business segment from Enel Distribuzione S.p.A.;
- costs for tolls for conveying gas for Euro 18,624 thousand relating mainly to costs incurred by the associated company Plurigas S.p.A., consolidated proportionally, having increased when compared with the same period last year by Euro 2,012 thousand;
- costs for sub-contracts and work:

thousands of euro	06.30.2003	06.30.2002
Costs for sub-contracts and work	88,825	105,260
(Capitalized costs)	(53,469)	(66,861)
Total	**35,356**	**38,399**

These costs mainly refer to activities for the maintenance and repair of company assets; net of the capitalized charges, the costs present a decrease of Euro 3,043 thousand when compared with the same period in 2002;

◦ other costs for services:

thousands of euro	06.30.2003	06.30.2002
Other costs for services	49,087	35,543
(Capitalized costs)	(5,999)	(1,119)
Total	**43,088**	**34,424**

These costs, net of the amounts capitalized, show an increase of Euro 8,664 thousand when compared with 30 June 2002. The increase is mainly due to the line-by-line consolidation of the costs of AEM Calore & Servizi S.p.A., acquired at the end of 2002 as well as the additional costs incurred by the parent company for the services received from the associated company e-Utile S.p.A..

The fees paid by AEM and the companies consolidated line-by-line to the Directors during the period under review, amount to Euro 641 thousand; the fees paid to the Board of Statutory Auditors came to Euro 261 thousand.

B 8) Use of third party assets

This caption amounts to Euro 10,178 thousand (Euro 4,938 thousand as of 30 June 2002) and mainly refers to the charges for the agreements for the management of the gas and remote heating services throughout the Municipality of Milan, for vehicle rental charges, for the utilization of a thermoelectric production plant, as well as rental expenses and charges for applications software usage licences. The increase is essentially due to the costs incurred by the company AEM Trading S.r.l. for the utilization of third party thermoelectric plants for the production of electricity.

B 9) Payroll and related costs

As of 30 June 2003, payroll and related costs amounted in total to Euro 73,264 thousand (Euro 60,193 thousand in the same period of the previous year), of which Euro 8,685 thousand has been capitalized (Euro 7,750 thousand as of 30 June 2002). Compared with 30 June 2002, payroll and related costs showed an increase of Euro 13,071 thousand, deriving essentially from the extension of the scope of consolidation, which now includes the acquisition of the business segment from ENEL Distribuzione S.p.A. and the company AEM Calore & Servizi S.p.A. (consolidated line-by-line) when compared with the same six-month period in 2002.

The following table indicates the average number of employees of AEM S.p.A. and of the companies consolidated line-by-line, segregated by qualification and contract:

	2003							2002						
	Exec.	Electricity	Gas	Metal-mechanics	Methane	Commercial	Total	Exec.	Electricity	Gas	Metal-mechanics	Methane	Commercial	Total
Executives	49	–	–	–	–	–	49	43	–	–	–	–	–	43
Managers	–	95	37	1	–	18	151	–	87	38	–	–	3	128
Employees	–	1,072	590	50	12	101	1,825	–	906	602	57	11	18	1,594
Labourers	–	572	323	3	13	115	1,026	–	424	340	–	13	14	791
Total	**49**	**1,739**	**950**	**54**	**25**	**234**	**3,051**	**43**	**1,417**	**980**	**57**	**24**	**35**	**2,556**

B 10) Amortization, depreciation and writedowns

This caption amounts in total to Euro 57,735 thousand (Euro 44,229 thousand as of 30 June 2002) and comprises:

- the amortization of intangible fixed assets, amounting to Euro 16,287 thousand (Euro 10,602 thousand as of 30 June 2002), which refers to the portion pertaining to the accounting period of start-up and deferred charges; costs incurred for the purchase of applications software under permanent and temporary usage licences; the consolidation difference relating to Serenissima Gas S.p.A.; the goodwill, which arose from the purchase of the business segment from Enel Distribuzione S.p.A. in November 2002 by the subsidiary company AEM Elettricità S.p.A.; leasehold improvements relating to costs for the restructuring of the premises in Corso di Porta Vittoria and Via Caracciolo located in the municipality of Milan and of the sales offices in the municipality of Sesto San Giovanni;
- the depreciation of tangible fixed assets, amounting to Euro 40,273 thousand (Euro 32,473 thousand as of 30 June 2002), of which Euro 2,706 thousand (Euro 2,831 thousand as of 30 June 2002) representing the depreciation of assets, which can be transferred free-of-charge.

  This depreciation is calculated on the basis of the technical-economic rates considered to be representative of the residual possible utilization of the tangible fixed assets. The assets, which can be transferred free-of-charge (hydroelectric works) are depreciated with reference to the duration of the concession, hypothesising the renewal for a further thirty years. The depreciation of tangible fixed assets includes Euro 809 thousand relating to the properties in Via Caracciolo and Corso di Porta Vittoria, located in the Municipality of Milan, leased and recorded among the balance sheet assets, under "Tangible fixed assets" in the caption Land and buildings, following the accounting approach established by the international accounting standard IAS No. 17 as referred to by the Italian accounting principles on consolidated financial statements;
- the writedown of receivables, included among current assets and liquid funds, for Euro 1,175 thousand (Euro 1,154 thousand as of 30 June 2002). This caption includes the provision to the allowance for doubtful receivables for the portion required to adjust said receivables due from users and customers to their estimated realizable value.

B 11) Changes in inventories of raw, ancillary and consumable materials and goods for resale

The inventories in question present an overall decrease of Euro 2,446 thousand as of 30 June 2003:

thousands of euro	06.30.2003	06.30.2002
Opening inventories	38,270	31,451
Closing inventories	(41,013)	(24,166)
Change in provision for obsolete materials	297	185
Total	**(2,446)**	**7,470**

B 12) Provisions for risks

This caption, amounting to Euro 3,766 thousand (Euro 6,871 thousand as of 30 June 2002), refers mainly to the provision made by AEM Elettricità S.p.A. as the best estimate of the liability deriving from any supplementary measures which may be decided by the Electricity and Gas Authority.

B 14) Other operating expenses

This balance amounts to Euro 16,822 thousand (Euro 28,470 thousand as of 30 June 2002) and concerns:

- Euro 8,831 thousand, in relation to water offtake duties and charges (Euro 5,931 thousand as of 30 June 2002); the increase in this expense is essentially due: to the rise in water off-take charges; the contribution due to C.C.S.E. by AEM Elettricità S.p.A. in relation to the continuity standards of the service to the user (Resolution No. 123/00 of the Electricity and Gas Authority); as well as to the charge payable by the subsidiary company AEM Gas S.p.A relating to the portion of the Fund for the Temporary Compensation of elevated distribution costs Resolution No. 237/00 of the Electricity and Gas Authority;
- Euro 7,990 thousand (Euro 6,314 thousand as of 30 June 2002) in relation to other operating expenses, essentially concerning: the acquisition, carried out by the subsidiary AEM Trading S.r.l., of Green Certificates; membership fees paid to the main trade associations; out-of-period expenses and amounts not recoverable; as well as losses deriving from the disposal of certain assets during the period;
- the charge for the hydroelectric extraction which at period end amounted to zero (Euro 16,225 thousand as of 30 June 2002) in observance of Legislative Decree 25/03 which provided for the retroactive abolition as of 1 January 2002 of said tax.

C) Financial income and expense

C15) Income from equity investments

Income from equity investments, as of 30 June 2003, amounts to Euro 3,030 thousand (Euro 530 thousand as of 30 June 2002) and refers to dividends distributed by the companies in which AEM S.p.A. holds equity interests: ATEL SA, ASM Brescia S.p.A., AEM di Torino S.p.A., ASM di Sondrio S.p.A., Emittenti Titoli S.p.A..

C 16) Other financial income

Financial income amounts in total to Euro 2,536 thousand (Euro 3,672 thousand in the same period during 2002) and concerns:

- Euro 18 thousand (Euro 9 thousand as of 30 June 2002) for interest on amounts due from staff;
- Euro 1 thousand for income on securities classified among fixed assets;
- Euro 2,518 thousand (Euro 3,662 thousand as of 30 June 2002) in relation to sundry income, comprising:
  - interest on financial investments, equalling Euro 332 thousand, which shows a decrease of Euro 428 thousand when compared with the same period last year, as a consequence of both lower average liquidity available for financial investments, and the reduction in the interest rates;
  - interest on bank deposits, which amounts to Euro 704 thousand (Euro 1,343 thousand as of 30 June 2002);
  - interest on other receivables, which totals Euro 1,482 thousand (Euro 1,559 thousand as of 30 June 2002) and mainly concerns default interest, interest for late payments charged to users and income for advance payments to suppliers.

C 17) Interest and other financial expenses

Financial expenses amount in total to Euro 21,823 thousand (Euro 12,567 thousand as of 30 June 2002) and comprise:

- interest due to the controlling body of AEM S.p.A., for Euro 122 thousand (Euro 544 thousand in the same period in the previous year), relating to the financial expenses accrued on the current account held with the Municipality of Milan destined to settle the financial items between AEM S.p.A. and the Municipality itself;

- interest charged by third parties, amounting to Euro 21,701 thousand (Euro 12,023 thousand as of 30 June 2002) which includes:
  - the interest on amounts due to banks totalling Euro 13,829 thousand (Euro 10,516 thousand in the same period during 2002), which refers to interest pertaining to the period relating to the indebtedness of the Group towards banks, as analyzed in the balance sheet; the increase of Euro 3,313 thousand is mainly the result of higher interest expense paid by the parent company AEM and partly offset by a decrease in interest expense paid by the subsidiary companies AEM Gas and Serenissima Gas;
  - the interest on other payables which amounts to Euro 7,872 thousand (Euro 1,507 thousand as of 30 June 2002) and which mainly comprises financial expenses relating to the leasing contracts stipulated for the property in Via Caracciolo and the property in Corso di Porta Vittoria, as well as interest payable by the company AEM Elettricità S.p.A. concerning the loan from Cassa dei Depositi e Prestiti used for the purchase of the business segment from Enel Distribuzione S.p.A..

D) Value adjustments to financial assets

D 18) Revaluation

As of 30 June 2003, this caption amounted to Euro 906 thousand and concerned the additional value assigned to the equity investments in associated companies, in particular Malpensa Energia S.r.l. (Euro 136 thousand), Società Servizi Valdisotto S.p.A. (Euro 27 thousand) and e-Utile S.p.A. (Euro 222 thousand), valued in the consolidated financial statements on an equity basis, as well as the writeback of the value of the equity investment in e.Biscom S.p.A. (Euro 521 thousand).

D 19) Writedowns

This caption amounts in total to Euro 5,998 thousand and concerns:

- Euro 5,736 thousand in relation to the writedowns of the equity investment in AEM di Torino S.p.A. in order to adjust the cost to the average market value of the security during the six-month period;
- Euro 262 thousand in relation to the writedown of the equity investment, carried at equity, of the associated company Mestni Plinovodi d.o.o., determined by the amortization of the goodwill, included in the purchase price for the equity investment, which was greater than the corresponding portion of the shareholders' equity;

Compared to the same period in the previous year, this caption presents a decrease of Euro 16,566 thousand deriving from the sale during the month of June of the equity investment in Fastweb S.p.A., which involved a writedown of the equity investment of Euro 21,559 thousand as of 30 June 2002.

E) Extraordinary income and expense

E 20) Extraordinary income

As of 30 June 2003, this balance came to Euro 225,541 thousand and included Euro 225,400 thousand in relation to the capital gain realized on the sale of the equity investment in Fastweb S.p.A. which was concluded on 23 June 2003 for a price of Euro 277 million, against a book value of the investment amounting to Euro 80 million as adjusted by the consolidation reserve equal to Euro 28 million established in 2001.

E 21) Extraordinary expense

Extraordinary expense in the financial statements as of 30 June 2003 amounted to Euro 278 thousand (Euro 2 thousand as of 30 June 2002) and refers to losses on disposals as well as out-of-period expense and amounts not recoverable.

23) Income before taxation

The consolidated income before taxation of the Group amounted to Euro 363,412 thousand while the gross income for the period pertaining to the Group, net of the portions pertaining to minority shareholders amounting to Euro 606 thousand, totals Euro 362,806 thousand (Euro 48,786 thousand as of 30 June 2002).

For the Board of Directors
The Chairman
Giuliano Zuccoli





Attachments to the consolidated financial statements

1. Schedule of changes in intangible fixed asset accounts

Intangible fixed assets thousands of euro	Balances as of 12.31.2002			Changes during the period		
	Historical cost	Amortization	Net book value	Additions	Other additions	
Start-up and deferred charges	23,964	(11,610)	12,354	309		
Research, development and advertising costs				9	91	
Industrial patents and intellectual property rights	9,611	(7,143)	2,468	797		
Concessions, licences, trademarks and similar rights	13,884	(6,882)	7,002	3,255		
Goodwill	123,984	(2,066)	121,918			
Consolidation difference	15,793	(4,937)	10,856	34,218		
Intangible assets in process of formation and advances	986		986	5,640		
Other intangible fixed assets	53,232	(39,830)	13,402	2,506	1,450	
Total intangible fixed assets	**241,454**	**(72,468)**	**168,986**	**46,734**	**1,541**	

	Changes during the period					Balances as of 06.30.2003		
	Amortization other additions	Disposals	Amortization	Amortization for the year	Total changes during the year	Cost	Amortization	Net book value
				(1,812)	(1,503)	24,273	(13,422)	10,851
	(57)			(9)	34	100	(66)	34
				(1,060)	(263)	10,408	(8,203)	2,205
				(659)	2,596	17,139	(7,541)	9,598
				(6,199)	(6,199)	123,984	(8,265)	115,719
				(2,519)	31,699	50,011	(7,456)	42,555
					5,640	6,626		6,626
	(342)	(9)	5	(4,029)	(419)	57,179	(44,196)	12,983
	(399)	**(9)**	**5**	**(16,287)**	**31,585**	**289,720**	**(89,149)**	**200,571**

2. Schedule of changes in tangible fixed asset accounts

Tangible fixed assets thousands of euro	Balances as of 12.31.2002 Asset value	 Accumulated depreciation	 Net book value	Changes during the period Acquisitions	 Other acquisitions	 Acc. deprec.
Non-transferable works						
Land and buildings						
Non-industrial land	249		249			
Non-industrial buildings	5,111	(1,579)	3,532	28		
Industrial land and buildings	127,611	(17,457)	110,154	1,530		
Leased buildings	70,287	(2,853)	67,434			
Total land and buildings	**203,258**	**(21,889)**	**181,369**	**1,558**		
Plant and machinery						
Production plant	294,912	(72,370)	222,542	1,675		
Transport lines	46,730	(6,390)	40,340	130		
Transformer powerstations	47,683	(4,788)	42,895	102		
Distribution grids	1,271,050	(114,117)	1,156,933	31,130	521	(298)
Total plant and machinery	**1,660,375**	**(197,665)**	**1,462,710**	**33,037**	**521**	**(298)**
Industrial and commercial equipment						
Sundry equipment	14,606	(6,690)	7,916	168	9	
Mobile telephones	12	(12)		1		
Total industrial and commercial equipment	**14,618**	**(6,702)**	**7,916**	**169**	**9**	
Other tangible fixed assets						
Furniture and furnishings	3,454	(2,478)	976	71	8	(6)
Electrical and electronic office machines	19,412	(6,470)	12,942	2,163	421	(306)
Vehicles	1,428	(1,107)	321		19	(1)
Operating assets with a value of less than Euro 516	1,233	(1,233)		35		
Total other tangible fixed assets	**25,527**	**(11,288)**	**14,239**	**2,269**	**448**	**(313)**
Construction in progress and advances						
Non-industrial buildings	191		191	60		
Industrial buildings	5,372		5,372	1,133		
Production plant	107,156		107,156	29,414		
Transport lines						
Transformer powerstations	3,208		3,208	1,768		
Distribution grids	16,301		16,301	12,641		
Sundry equipment						
Other tangible fixed assets	108		108	952		
Advances	13,387		13,387			
Total construction in progress and advances	**145,723**		**145,723**	**45,968**		
Total non-transferable works	**2,049,501**	**(237,544)**	**1,811,957**	**83,001**	**978**	**(611)**
Transferable works						
Plant and machinery	216,407	(33,064)	183,343	89		
Transferable works in progress	69,980		69,980	9,119		
Total transferable works	**286,387**	**(33,064)**	**253,323**	**9,208**		
Grand total	**2,335,888**	**(270,608)**	**2,065,280**	**92,209**	**978**	**(611)**

Changes during the period						Balances as of 06.30.2003		
Reclassifications		Category changes	Disposals		Depreciation	Asset value	Accumulated depreciation	Net book value
Asset value	Accumulated depreciation		Asset value	Accumulated depreciation				
						249		249
					(139)	5,139	(1,718)	3,421
		309	(50)	5	(1,720)	129,400	(19,172)	110,228
					(809)	70,287	(3,662)	66,625
		309	**(50)**	**5**	**(2,668)**	**205,075**	**(24,552)**	**180,523**
		489	(807)	275	(6,291)	296,269	(78,386)	217,883
					(1,019)	46,860	(7,409)	39,451
		834			(958)	48,619	(5,746)	42,873
(242)	242	27,732	(6,551)	445	(24,565)	1,323,640	(138,293)	1,185,347
(242)	**242**	**29,055**	**(7,358)**	**720**	**(32,833)**	**1,715,388**	**(229,834)**	**1,485,554**
(206)	206				(971)	14,577	(7,455)	7,122
					(1)	13	(13)	
(206)	**206**				**(972)**	**14,590**	**(7,468)**	**7,122**
					(75)	3,533	(2,559)	974
(104)	104				(952)	21,892	(7,624)	14,268
			(18)	12	(32)	1,429	(1,128)	301
(70)	70				(35)	1,198	(1,198)	
(174)	**174**		**(18)**	**12**	**(1,094)**	**28,052**	**(12,509)**	**15,543**
						251		251
		(309)				6,196		6,196
(10,327)		(489)				125,754		125,754
		(770)				4,206		4,206
10,835		(27,745)	(6,821)			5,211		5,211
		(51)				1,009		1,009
(508)						12,879		12,879
		(29,364)	**(6,821)**			**155,506**		**155,506**
(622)	**622**		**(14,247)**	**737**	**(37,567)**	**2,118,611**	**(274,363)**	**1,844,248**
					(2,706)	216,496	(35,770)	180,726
						79,099		79,099
					(2,706)	**295,595**	**(35,770)**	**259,825**
(622)	**622**		**(14,247)**	**737**	**(40,273)**	**2,414,206**	**(310,133)**	**2,104,073**

3. List of the companies included in the consolidated financial statements and other equity investments

Company name (the balances in Euro are expressed in thousands)	Registered offices	Currency	Share capital (*)
Scope of consolidation			
Metroweb S.p.A. (formerly Citytel Srl)	Milan	Euro	20,180
Aem Elettricità S.p.A.	Milan	Euro	520,000
Aem Gas S.p.A.	Milan	Euro	572,000
Aem Trasmissione S.p.A.	Milan	Euro	76,597
Aem Energia S.p.A.	Milan	Euro	104
Aem Service S.r.l.	Milan	Euro	12,405
Aem Trading S.r.l.	Milan	Euro	99
Zincar S.r.l.	Milan	Euro	100
Serenissima Gas S.p.A.	Milan	Euro	1,082
AEM Calore e Servizi S.p.A.	Milan	Euro	1,800
Serenissima Energia S.r.l.	Milan	Euro	100
Servizi Calore Milano S.r.l.	Milan	Euro	10
Plurigas S.p.A.	Milan	Euro	800
Electrone S.p.A.	Turin	Euro	1,500
Companies excluded from the scope of consolidation			
Equity investment in subsidiary companies			
Delmi S.r.l.	Milan	Euro	10
Equity investment in associated companies			
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200
Società Servizi Valdisotto S.p.A.	Valdisotto (Sondrio)	Euro	5,837
Metsni Plinovodi d.o.o.	Capodistria (Slovenia)	Sit	450,000,000
Alagaz S.p.A.	St. Petersburg (Russian Federation)	$	50,000
Consorzio Italpower (in liquidation)	Milan	Euro	2,582
e-Utile S.p.A.	Milan	Euro	100
Consorzio 3A	Genoa	Euro	5,268
Energheia S.r.l.	Milan	Euro	5,000
AEM-BONATTI S.c.r.a.l.	Milan	Euro	10
Equity investment in other companies			
CESI (Centro elettrotecnico sperimentale italiano)	Milan	Euro	8,550
ASM Brescia S.p.A.	Brescia	Euro	732,580
Brescia Mobilità S.p.A.	Brescia	Euro	146,475
Aem Torino S.p.A.	Turin	Euro	346,307
AGAM S.p.A.	Monza	Euro	46,482
Asm Sondrio	Sondrio	Euro	5,834
Consorzio Milano Sistema	Milan	Euro	150
AVIO Valtellina S.p.A.	Sondrio	Euro	2,892
Emittenti Titoli S.p.A.	Milan	Euro	5,200
DIX.IT (in Liquidation)	Milan	Lire	10,000,000,000
e.BISCOM S.p.A.	Milan	Euro	26,202
Edipower S.p.A.	Milan	Euro	700,000
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000
Blufare Ltd	London	£st	1,000
Servelfin	Milan	Euro	3,816
Serenissima Energia S.r.l.	Milan	Euro	100

(*) The balances of the companies with share capital in Euro are expressed in thousands.
(1) Net of the own shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. holds 71.44% directly and 7.9% indirectly via the equity investment of Serenissima Gas S.p.A. in Serenissima Energia S.r.l.
(3) AEM S.p.A. indirectly holds 100% of the equity investment in SCM S.r.l. via the 100 % investment of ACS S.p.A. in SCM S.r.l.
(4) The value of the equity investment was written down in order to adjust it to the average of the market prices relating to the first six-months of listings.
(5) The value of the equity investment was reinstated in order to adjust it to the average of the market prices relating to the first six-months of listings.

	% of Group consolidated investment as of 06.30.2003	Interest held %	Interest held Shareholder	Book value as of 06.30.2003 Euro	Accounting treatment
	100%	100%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
	100%	100%	AEM S.p.A.		Line-by-line consolidation
	100%	100%	AEM S.p.A.		Line-by-line consolidation
	100%	100%	AEM S.p.A.		Line-by-line consolidation
	79.4% (1)	71.44%	AEM S.p.A.		Line-by-line consolidation
	100%	100%	AEM S.p.A.		Line-by-line consolidation
	79.4% (2)	71.44%	AEM S.p.A.		Line-by-line consolidation
	100% (3)	100%	AEM Calore & Servizi S.p.A.		Line-by-line consolidation
	40%	40%	AEM S.p.A.		Proportional consolidation
	33.33%	33.33%	AEM S.p.A.		Proportional consolidation
		100%	AEM S.p.A.	15	Cost
		49%	AEM S.p.A.	3,811	Equity
		35.7%	AEM S.p.A.	2,210	Equity
		39.9%	AEM S.p.A.	4,045	Equity
		35%	AEM S.p.A.	8	Cost
		25%	AEM S.p.A.	611	Cost
		49%	AEM S.p.A.	458	Equity
		30%	AEM S.p.A.	1,580	Cost
		25%	AEM S.p.A.	1,540	Cost
		50%	AEM S.p.A.	5	Cost
		2%	AEM S.p.A.	165	Cost
		0.219%	AEM S.p.A.		Cost
		0.298%	AEM S.p.A.	437	Cost
		1.9896%	AEM S.p.A.	7,172	Cost (4)
		17.49%	AEM S.p.A.	17,439	Cost
		3.99%	AEM S.p.A.	874	Cost
		16.67%	AEM S.p.A.	25	Cost
		0.18%	AEM S.p.A.	5	Cost
		2.32%	AEM S.p.A.	98	Cost
		14.28%	AEM S.p.A.	738	Cost
		0.27%	AEM S.p.A.	3,416	Cost (5)
		13.40%	AEM S.p.A.	134,078	Cost
		5.45%	AEM S.p.A.	94,119	Cost
		16.75%	AEM S.p.A.	2	Cost
		0.52%	Serenissima Gas S.p.A.	14	Cost
		10.00%	Serenissima Gas S.p.A.	24	Cost

4. Changes in the scope of consolidation

Description - balances in thousands of Euro

Companies joining the scope of consolidation as of 30 june 2003

Line-by-line consolidation
Serenissima Energia S.r.l. (1)
AEM Calore & Servizi S.p.A.
Servizi Calore Milano S.r.l. (2)

(1) AEM S.p.A. holds 71.44% directly and 7.9% indirectly via the equity investment of Serenissima Gas S.p.A. in Serenissima Energia S.r.l.
(2) AEM S.p.A. indirectly holds 100% of the equity investment in SCM S.r.l. via the 100 % investment of ACS S.p.A. in SCM S.r.l.

	Registered offices	Currency	Share capital	% consolidated ownership
	Milan	Euro	100	79.4%
	Milan	Euro	1,800	100%
	Milan	Euro	10	100%

5. Schedule of changes in Group shareholders' equity accounts

Description - millions of euro	Share Capital	Legal reserve	Reserve for accelerated depreciation	Extraordinary reserve	
Shareholders' equity pertaining to the Group as of 31 December 2002	**936**	**66**	**8**	**72**	
Changes during the period:					
Legal reserve		2			
Reserve for accelerated depreciation			3		
Extraordinary reserve				13	
Income distributed to shareholders					
Consolidation reserve					
Other reserves					
Retained earnings/accumulated losses					
Gross result for the period pertaining to the Group					
Minority interests:					
Change in minority interests in capital and reserves					
Gross income for the period					
Shareholders' equity pertaining to the Group as of 30 June 2003	**936**	**68**	**11**	**86**	

	Consolidation reserve	Other reserves	Retained earnings/ accumulated losses	Group income for the period	Group shareholders' equity	Minority interests	Total shareholders' equity
	29		**(53)**	**113**	**1,170**	**12**	**1,182**
				(2)			
				(3)			
				(13)			
				(76)	(76)		(76)
	(29)				(29)		(29)
			19	(19)			
				363	363		363
						(9)	(9)
			(34)	**363**	**1,429**	**3**	**1,432**

6. Statement of cash flows consolidated financial statements

thousands of euro	Consolidated financial statements as of 06.30.2003	Consolidated financial statements as of 12.31.2002	Consolidated financial statements as of 06.30.2002
Cash flows generated by operations during the year/period			
Gross income before taxation for the period	362,806		48,786
Net income for the year		112,711	
Depreciation of tangible fixed assets	40,273	66,620	32,473
Amortization of intangible fixed assets	16,287	26,415	10,602
Changes in assets and liabilities:			
Amounts receivable for the sale of energy and services	106,541	(42,160)	73,318
Amounts due from the parent company	6,031	(14,232)	1,740
Other receivables	(28,214)	(8,191)	4,361
Inventories	(6,815)	(25,555)	(13,381)
Accrued income and prepaid expenses	(19,158)	(343)	(3,066)
Trade payables	(82,303)	(2,555)	(53,460)
Other payables	(5,848)	46,781	58,146
Guarantee deposits from users	3,219	20,034	3,141
Accrued expenses and deferred income	7,558	23,890	22,809
Reserve for employee leaving indemnities	3,872	6,274	(1,247)
Other reserves	(1,708)	9,431	5,108
Total cash flows generated by operations during the year/period	**402,541**	**219,121**	**189,330**
Cash flows absorbed by investment activities			
Net investments in tangible and intangible fixed assets	(126,939)	(733,169)	(131,806)
Decreases in equity investments	[illegible]	(252,499)	(128,415)
Total cash flows absorbed by investment activities	**(30,309)**	**(985,668)**	**(260,221)**
Free cash flows	**372,231**	**(766,547)**	**(70,891)**
Cash flows absorbed by financing activities			
Amounts due to banks	(30,604)	424,911	141,659
Financial receivables	(121,823)	(4,011)	(205)
Amounts due to other providers of finance	(976)	426,499	
Current account due with the Municipality of Milan	16,471	(30,736)	(36,130)
Change in the consolidation reserve	(28,571)		
Change in minority interests	(8,751)	1,039	(509)
Income distributed	(75,602)	(75,602)	(75,642)
Total cash flows absorbed by financing activities	**(309,856)**	**742,100**	**29,173**
INCREASE IN LIQUIDITY	**62,375**	**(24,447)**	**(41,718)**
LIQUIDITY AT THE BEGINNING OF THE YEAR/PERIOD	**60,365**	**84,812**	**84,812**
LIQUIDITY AT THE END OF THE YEAR/PERIOD	**122,740**	**60,365**	**43,094**
NET FINANCIAL POSITION			
Net liquidity	122.740	60,365	43,094
Financial receivables	127,078	5,255	1,449
Current account with Municipality of Milan	[illegible]	(29,437)	(24,043)
Other financers	[illegible]	(431,831)	(5,331)
Amounts due to banks	[illegible]	(766,780)	(483,528)
Total net financial position	**(903,121)**	**(1,162,428)**	**(468,359)**

Balance sheet sources/utilizations

amounts in euro	Consolidated financial statements as of 06.30.2003	%	Consolidated financial statements as of 12.31.2002	%	Consolidated financial statements as of 06.30.2002	%
CAPITAL INVESTED						
INTANGIBLE FIXED ASSETS	200,571,156	8.59	168,985,648	7.21	39,505,195	2.49
TANGIBLE FIXED ASSETS						
Gross value	2,414,206,103	103.38	2,335,887,798	99.63	1,880,737,977	118.67
(Accumulated depreciation)	(310,133,000)	(13.28)	(270,608,000)	(11.54)	(237,380,000)	(14.98)
	2,104,073,103	90.10	2,065,279,798	88.09	1,643,357,977	103.69
FINANCIAL FIXED ASSETS						
Equity investments	272,889,488	11.69	369,519,439	15.76	245,433,783	15.49
Other receivables	5,214,439	0.22	5,890,334	0.25	5,429,045	0.34
Guarantee deposits	709,357	0.03	304,103	0.01	557,844	0.04
(Provisions for risks and charges)	(108,364,095)	(4.64)	(110,072,316)	(4.70)	(105,749,281)	(6.67)
(Employee leaving indemnities)	(71,932,621)	(3.08)	(68,060,803)	(2.90)	(60,539,419)	(3.82)
* **CAPITAL INVESTED, NET**	**2,403,160,827**	**102.91**	**2,431,846,203**	**103.73**	**1,767,995,144**	**111.55**
Inventories	54,838,173	2.35	48,023,265	2.05	35,848,885	2.26
Short-term receivables	415,405,511	17.79	499,466,436	21.30	355,721,217	22.44
Accrued income and prepaid expenses	20,919,104	0.90	1,760,778	0.08	4,483,840	0.28
(Trade payables)	(257,688,788)	(11.04)	(336,619,432)	(14.36)	(285,717,218)	(18.03)
(Other payables)	(261,854,368)	(11.21)	(267,985,723)	(11.43)	(262,464,259)	(16.56)
(Accrued expenses and deferred income)	(39,597,641)	(1.70)	(32,039,513)	(1.37)	(30,958,373)	(1.95)
* **WORKING CAPITAL**	**(67,978,009)**	**(2.91)**	**(87,394,189)**	**(3.73)**	**(183,085,908)**	**(11.55)**
** **TOTAL CAPITAL INVESTED**	**2,335,182,818**	**100.00**	**2,344,452,014**	**100.00**	**1,584,909,236**	**100.00**
SOURCES OF COVERAGE						
* **TOTAL SHAREHOLDERS' EQUITY**	**1,432,061,673**	**61.33**	**1,182,024,202**	**50.42**	**1,116,550,349**	**70.45**
Long-term financial receivables	125,501,651	5.37	5,255,357	0.22	1,448,662	0.09
(Long-term financial payables)	691,232,130	29.60	821,800,606	35.05	129,480,681	8.17
(1) TOTAL FINANCING POSITION DUE BEYOND 12 MONTHS	565,730,479	24.23	816,545,249	34.83	128,032,019	8.08
Financial receivables due within 12 months	1,576,955	0.07			25,000,000	1.58
Liquid funds	122,739,632	5.26	60,365,023	2.57	18,095,137	1.14
(Financial payables due within 12 months)	461,707,253	19.77	406,247,586	17.33	383,422,005	24.19
(2) TOTAL FINANCING POSITION DUE WITHIN 12 MONTHS	337,390,666	14.45	345,882,563	14.75	340,326,868	21.47
* **TOTAL NET FINANCING POSITION (1 + 2)**	**903,121,145**	**38.67**	**1,162,427,812**	**49.58**	**468,358,887**	**29.55**
** **TOTAL SOURCES**	**2,335,182,818**	**100.00**	**2,344,452,014**	**100.00**	**1,584,909,236**	**100.00**

Reclassified balance sheet

amounts in euro	Consolidated financial statements as of 06.30.2003			Consolidated financial statements as of 12.31.2002			Consolidated financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
ASSETS									
1. CURRENT ASSETS		**615,479,376**	**18.51**		**609,615,501**	**18.90**		**439,149,080**	**18.49**
Cash, banks, fixed-income securities	122,739,632		3.69	60,365,023		1.87	18,095,137		0.76
Receivables for financial transactions							25,000,000		1.05
Equity investments among current assets	1,576,955		0.05						
Receivables for sale of energy and services provided	272,018,975		8.18	368,796,862		11.44	254,557,102		10.72
Amounts due from associated companies	1,470,452		0.04	2,471,068		0.08	1,233,049		0.05
Amounts due from subsidiary companies				8,762,727		0.27			
Amounts due from parent company	65,007,663		1.96	71,039,111		2.20	55,067,571		2.32
Amounts due from CCSE	3,039,637		0.09	1,985,776		0.06	1,484,182		0.06
Other receivables	71,627,870		2.15	44,294,674		1.37	42,732,548		1.80
Operating advances to suppliers	1,758,296		0.05	1,882,846		0.06	303,741		0.01
Current portion of long-term financial receivables	482,619		0.01	233,371		0.01	343,025		0.01
Current portion of financial receivables due from associated companies									
Inventories	54,838,173		1.65	48,023,265		1.49	35,848,885		1.51
Accrued income and prepaid expenses	20,919,104		0.63	1,760,778		0.05	4,483,840		0.19
2. TANGIBLE FIXED ASSETS		**2,104,073,103**	**63.29**		**2,065,279,798**	**64.04**		**1,643,357,977**	**69.20**
Transferable tangible fixed assets	180,725,512		5.44	183,342,631		5.69	184,739,880		7.78
Non-transferable tangible fixed assets	1,910,468,790		57.47	1,867,584,135		57.91	1,444,265,065		60.81
Advances to suppliers for Plant	12,878,801		0.39	14,353,032		0.45	14,353,032		0.60
3. INTANGIBLE FIXED ASSETS		**200,571,156**	**6.03**		**168,985,648**	**5.24**		**39,505,195**	**1.66**
Intangible fixed assets	200,571,156		6.03	168,985,648		5.24	39,505,195		1.66
4. FINANCIAL FIXED ASSETS		**404,314,934**	**12.16**		**380,969,232**	**11.81**		**252,869,334**	**10.65**
Equity investments	272,889,488		8.21	369,519,439		11.46	245,433,783		10.33
Securities	120,325,967		3.62	79,673		0.00	79,673		0.00
Long-term financial receivables due from associated companies	5,175,684		0.16	5,175,683		0.16	1,368,989		0.06
Long-term financial receivables	5,923,796		0.18	6,194,437		0.19	5,986,889		0.25
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**2,708,959,194**	**81.49**		**2,615,234,678**	**81.10**		**1,935,732,506**	**81.51**
6. TOTAL ASSETS (1 + 5)		**3,324,438,570**	**100.00**		**3,224,850,179**	**100.00**		**2,374,881,586**	**100.00**

amounts in euro	Consolidated financial statements as of 06.30.2003			Consolidated financial statements as of 12.31.2002			Consolidated financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
LIABILITIES									
1. CURRENT LIABILITIES		**1,020,848,051**	**30.71**		**1,042,892,253**	**32.34**		**962,561,856**	**40.53**
Advances and guarantee deposits from users	64,943,732		1.95	61,725,095		1.91	44,831,982		1.89
Suppliers	257,688,788		7.75	336,619,432		10.44	285,717,218		12.03
Amounts due to associated companies	1,342,304		0.04	8,135,571		0.25	5,553,538		0.23
Amounts due to parent companies:									
- current account	45,908,451		1.38	29,437,542		0.91	24,043,129		1.01
- other payables	4,405,625		0.13	10,200,607		0.32	8,752,794		0.37
Amounts due to tax authorities	60,940,404		1.83	52,261,620		1.62	80,903,431		3.41
Amounts due to social security and welfare institutions	11,041,625		0.33	12,400,732		0.38	10,102,735		0.43
Amounts due to CCSE	15,585,932		0.47	14,819,770		0.46	8,336,243		0.35
Amounts due to employees	9,189,829		0.28	10,079,870		0.31	8,652,171		0.36
Other payables	94,404,918		2.84	98,362,457		3.05	95,331,366		4.01
Short-term amounts due to banks	344,914,237		10.38	347,299,439		10.77	354,047,571		14.91
Short-term amounts due to other providers of finance	70,884,565		2.13	29,510,605		0.92	5,331,305		0.22
Accrued expenses and deferred income	39,597,641		1.19	32,039,513		0.99	30,958,373		1.30
2. MEDIUM/LONG-TERM LIABILITIES AND SUNDRY RESERVES		**871,528,846**	**26.22**		**999,933,724**	**31.01**		**295,769,381**	**12.45**
Medium/long-term amounts due to banks	331,261,671		9.96	419,480,681		13.01	129,480,681		5.45
Amounts due to other providers of finance	359,970,459		10.83	402,319,924		12.48			
Employee leaving indemnities	71,932,621		2.16	68,060,803		2.11	60,539,419		2.55
Taxation provision	797		0.00				361		0.00
Deferred taxation provision	35,830,561		1.08	35,831,151		1.11	24,718,783		1.04
Specific risks provision	72,532,737		2.18	74,241,165		2.30	81,030,137		3.41
3. GROUP SHAREHOLDERS' EQUITY		**1,429,208,404**	**42.99**		**1,170,419,922**	**36.29**		**1,106,494,582**	**46.59**
Share capital	936,024,648		28.16	936,024,648		29.03	936,024,648		39.41
Legal reserve	67,513,369		2.03	65,812,261		2.04	65,812,261		2.77
Other reserves	96,451,138		2.90	80,330,498		2.49	80,330,498		3.38
Consolidation reserve	191,428		0.01	28,762,252		0.89	28,762,252		1.21
Retained earnings/accumulated losses	(33,778,025)		(1.02)	(53,221,215)		(1.65)	(53,221,215)		(2.24)
Gross income for the period	362,805,846		10.91				48,786,138		2.05
Net income for the year				112,711,478		3.50			
4. MINORITY INTERESTS		**2,853,269**	**0.09**		**11,604,280**	**0.36**		**10,055,767**	**0.42**
Shareholders' equity pertaining to minority shareholders	2,853,269		0.09	11,604,280		0.36	10,055,767		0.42
5. TOTAL SHAREHOLDERS' EQUITY		**1,432,061,673**	**43.08**		**1,182,024,202**	**36.65**		**1,116,550,349**	**47.01**
6. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,324,438,570**	**100.00**		**3,224,850,179**	**100.00**		**2,374,881,586**	**100.00**

Reclassified statement of income

amounts in euro	Consolidated financial statements as of 06.30.2003			Consolidated financial statements as of 12.31.2002			Consolidated financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
A. SALES REVENUES		**703,073,920**	**100.0**		**1,040,497,263**	**100.0**		**521,314,398**	**100.0**
Sales and distribution of electricity to restricted customers	267,954,534		38.1	283,877,186		27.3	118,952,775		22.8
Sales of electricity to suitable customers	30,241,030		4.3	139,453,857		13.4	73,426,943		14.1
Distribution of electricity to suitable customers	8,394,331		1.2	6,228,822		0.6	2,801,114		0.5
Sales of gas to users and to other companies	269,001,703		38.3	372,519,926		35.8	215,690,411		41.4
Sales of heat	34,081,956		4.8	21,700,195		2.1	13,205,781		2.5
Services to customers	5,013,689		0.7	3,771,917		0.4	1,422,733		0.3
Services to the Municipality of Milan	16,956,211		2.4	32,920,700		3.2	16,144,207		3.1
Services provided on behalf of third parties	48,482,189		6.9	121,310,928		11.7	62,369,112		12.0
Changes in contract work in progress	2,337,585		0.3	(1,358,547)		(0.1)	812,199		0.2
Connection charges	11,209,049		1.6	19,041,021		1.8	7,483,217		1.4
Other revenues for the period	8,163,755		1.2	40,298,308		3.9	8,901,544		1.7
Contributions from the Cassa Conguaglio	1,237,888		0.2	732,950		0.1	104,362		0.0
B. CONSUMPTION OF MATERIALS AND EXTERNAL SERVICES		**417,495,156**	**59.4**		**632,510,077**	**60.8**		**340,433,502**	**65.3**
Purchase of energy and fuel	271,512,656		38.6	387,711,499		37.3	206,362,882		39.6
Materials	6,070,610		0.9	10,763,893		1.0	5,022,305		1.0
Conveying and transmission charges	34,467,711		4.9	49,467,458		4.8	22,825,892		4.4
Contracts and works	35,356,475		5.0	74,170,126		7.1	38,399,032		7.4
Services received	43,088,061		6.1	70,721,419		6.8	34,424,521		6.6
Use of third party assets	10,178,124		1.4	10,398,860		1.0	4,937,608		0.9
Charges for introduction into hydroelectric grids							16,224,841		3.1
Mountain Municipal contributions and water off take charges	3,935,266		0.6	6,730,075		0.6	3,361,937		0.6
Taxes, duties and sundry levies for the period	4,895,843		0.7	8,209,977		0.8	2,568,882		0.5
Other operating costs	7,990,410		1.1	14,336,770		1.4	6,305,602		1.2
C. ADDED VALUE (A - B)		**285,578,764**	**40.6**		**407,987,186**	**39.2**		**180,880,896**	**34.7**
D. PAYROLL AND RELATED COSTS		**64,579,161**	**9.2**		**105,527,640**	**10.1**		**52,441,738**	**10.1**
E. GROSS OPERATING MARGIN (C - D)		**220,999,603**	**31.4**		**302,459,546**	**29.1**		**128,439,158**	**24.6**
F. AMORTIZATION, DEPRECIATION AND PROVISIONS		**61,501,712**	**8.7**		**117,966,524**	**11.3**		**51,100,428**	**9.8**
Depreciation of tangible fixed assets	40,273,264		5.7	66,619,809		6.4	32,472,531		6.2
Amortization of intangible fixed assets	16,287,017		2.3	26,415,430		2.5	10,601,922		2.0
Provisions to allowance for doubtful receivables	1,174,987		0.2	3,761,510		0.4	1,154,393		0.2
Provisions to/utilizations of risk provisions	3,766,444		0.5	21,169,775		2.0	6,871,582		1.3
G. OPERATING RESULT (E - F)		**159,497,891**	**22.7**		**184,493,022**	**17.7**		**77,338,730**	**14.8**

amounts in euro	Consolidated financial statements as of 06.30.2003			Consolidated financial statements as of 12.31.2002			Consolidated financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
H. PORTION OF RESULT OF COMPANIES CARRIED AT EQUITY		**123,193**	**0.0**		**(736,264)**	**(0.1)**		**(21,818,804)**	**(4.2)**
I. FINANCIAL EXPENSES		**27,559,164**	**3.9**		**34,982,990**	**3.4**		**13,032,837**	**2.5**
Interest expenses on current account with Municipality of Milan	122,426		0.0	704,775		0.1	543,787		0.1
Writedowns of equity investments	5,735,702		0.8	3,097,628		0.3	465,543		0.1
Other financial expenses	21,701,036		3.1	31,180,587		3.0	12,023,507		2.3
L. FINANCIAL INCOME		**6,087,742**	**0.9**		**7,288,134**	**0.7**		**4,202,453**	**0.8**
Revaluations of equity investments	521,300		0.1						
Other financial income	5,566,442		0.8	7,288,134		0.7	4,202,453		0.8
M. TOTAL FINANCIAL INCOME / EXPENSE (L - I)		**(21,471,422)**	**(3.1)**		**(27,694,856)**	**(2.7)**		**(8,830,384)**	**(1.7)**
N. INCOME FROM OPERATING ACTIVITIES (G + H + M)		**138,149,662**	**19.6**		**156,061,902**	**15.0**		**46,689,542**	**9.0**
O. TOTAL EXTRAORDINARY INCOME / EXPENSE		**225,262,644**	**32.0**		**(4,191,864)**	**(0.4)**		**1,587,271**	**0.3**
P. PRE-TAX INCOME (N + O)		**363,412,306**	**51.7**		**151,870,038**	**14.6**		**48,276,813**	**9.3**
Q. TAXATION					**38,119,372**	**3.7**			
Current income taxes				33,027,429		3.2			
Advance taxes				(6,060,817)		(0.6)			
Deferred taxes				11,152,760		1.1			
R. INCOME FOR THE PERIOD		**363,412,306**	**51.7**					**48,276,813**	**9.3**
R. INCOME FOR THE YEAR					**113,750,666**	**10.9**			
S. LOSS /(INCOME) PERTAINING TO MINORITY SHAREHOLDERS		**(606,460)**	**(0.1)**		**(1,039,188)**	**(0.1)**		**509,325**	**0.1**
T. GROSS INCOME FOR THE PERIOD PERTAINING TO THE GROUP		**362,805,846**	**51.6**				**48,786,138**	**9.4**	
T. NET INCOME FOR THE YEAR PERTAINING TO THE GROUP					**112,711,478**	**10.8**			





Analysis of the business main sectors

Results by sector of activities

millions of euro	1st half 2003	1st half 2002	Change	% 03/02
Production				
Revenues	97.8	73.2	24.6	33.6%
Gross operating margin	66.9	34.9	32.0	91.8%
Operating result	56.5	24.0	32.5	135.3%
Investments in tangible and intangible fixed assets	40.1	54.5	(14.5)	(26.5%)
Grid management				
Revenues	425.1	279.6	145.6	52.1%
Gross operating margin	124.0	85.8	38.2	44.5%
Operating result	43.9	16.8	27.2	161.8%
Investments in tangible and intangible fixed assets	51.9	72.9	(21.0)	(28.8%)
Market				
Revenues	819.5	682.6	136.9	20.1%
Gross operating margin	44.5	19.1	25.3	132.6%
Operating result	38.2	14.0	24.2	173.3%
Investments in tangible and intangible fixed assets	1.8	4.0	(2.1)	(54.2%)
Services				
Revenues	96.2	105.1	(8.9)	(8.5%)
Gross operating margin	(17.5)	(14.7)	(2.8)	19.2%
Operating result	(22.1)	(19.6)	(2.4)	12.4%
Investments in tangible and intangible fixed assets	11.4	2.9	8.5	296.1%
Adjustments and eliminations				
Revenues	(735.6)	(617.7)	(117.9)	19.1%
Gross operating margin	3.3	3.3	0.0	(0.0%)
Operating result	42.9	42.1	0.8	1.9%
Investments in tangible and intangible fixed assets	(21.8)	2.4	(24.2)	(995.6%)
Total AEM Group				
Revenues	703.1	521.5	181.7	34.8%
Gross operating margin	221.0	128.4	92.6	72.2%
Operating result	159.5	77.3	82.2	106.4%
Investments in tangible and intangible fixed assets	126.9	131.8	(4.9)	(3.7%)

Energy statements

	1st half 2003	1st half 2002	Change	% 03/02
Sources (in millions of kWh)				
Net production	1,804.0	2,093.0	(289.0)	(13.8%)
- Thermoelectric	677.3	1,271.1	(593.8)	(46.7%)
- Co-generation	33.5	33.6	(0.1)	(0.3%)
- Hydroelectric	1,093.2	788.3	304.9	38.7%
Purchase of energy from other producers	1,656.0	550.5	1,105.5	200.8%
Total sources	**3,460.0**	**2,643.5**	**816.5**	**30.9%**
Uses (in millions of kWh)				
Sales to restricted customers	2,730.0	1,342.8	1,387.2	103.3%
Sales to suitable end customers and wholesalers	573.9	1,207.8	(633.9)	(52.5%)
Losses and own-consumption	156.1	92.9	63.2	68.0%
Total Uses	**3,460.0**	**2,643.5**	**816.5**	**30.9%**
Distribution activities				
Total electricity distributed (in millions of kWh)	3,596.2	1,739.2	1,857.0	106.8%
Total methane gas distributed (in millions of cubic metres)	712.8	691.1	21.7	3.1%
Sales of methane gas and heat				
Sale of methane gas (in millions of cubic metres)	866.5	669.2	197.3	29.5%
Sale of heat (in millions of kWht)	312.3	186.9	125.4	67.1%

Principal business activities



AEM SPA
ELECTRICITY PRODUCTION
Production Division
POWER GRID MANAGEMENT
AEM Elettricità S.p.A.
AEM Trasmissione S.p.A.
AEM Gas S.p.A.
Serenissima Gas S.p.A.
Metroweb S.p.A.
MARKET
AEM Trading S.r.l.
AEM Energia S.p.A.
Serenissima Energia S.r.l.
Plurigas S.p.A.
AEM Calore & Servizi S.p.A.
Servizi Calore Milano S.r.l.
SERVICES
Corporate
AEM Service S.r.l.
Zincar S.r.l.
Electrone S.p.A.

The activities for the technical management of the thermoelectric and hydroelectric production plants are carried out by the **AEM S.p.A. Production Division** which is also the owner of the generation powerstations. The economic dispatch activities are by contrast delegated to AEM Trading S.r.l. The two companies have entered into specific contracts, which discipline their respective responsibilities under an economic and legal profile.

Energy scenario in Italy

During the first half of 2003, the demand for electricity in Italy increased by 2.8% when compared with the same period last year and equaled 159.4 TWh. The coverage of the load was guaranteed by Italian production for 83.1% and by imports for the remaining 16.9%.

Compared with the same period in the previous year, the trend in electricity demand was extremely positive during the months of June (+4.9%), February (+4.5%) and March (+4.4%). In April and May as well, positive growth was registered (respectively +2.2% and +1.5%), while during January a slight drop was seen (–0.8%).

Italian electricity production was guaranteed by thermoelectric sources for 81%, by hydroelectric sources for 16.7% and by geothermal-electric and wind energy for the remaining 2.3%. Compared to the same six-month period in 2002, geothermal-electric production was up 18.9%, hydroelectric production was up 10% and wind production was up 4.6%. Production from thermoelectric sources, by contrast, disclosed a slight negative trend (–0.3%).

Imports, equating to 27 TWh, were up by 6.3% when compared with the first half of 2002.

Legislative framework and tariff system

Following the abolition of the thermal liability account held with the Cassa Conguaglio (equalization fund) for the Electricity Sector, the Authority, by means of Resolution No. 231/00 and No. 232/00, (the latter revoked and simultaneously incorporated in Resolution No. 228/01) established the formalities for the determination of the increase of the fees for access and use of the national transmission power grid for electricity produced by hydroelectric and geothermal-electric plants for the year 2000 and for the years 2001-2006. AEM S.p.A. and the other hydroelectric producers have contested the said measures (No. 231/00 and No. 232/00) before the Lombardy TAR (Regional Administrative Court), which rejected the request for cancellation for formal reasons. AEM S.p.A. is awaiting to hear the sentence of the State Council, to which it has appealed; the State Council has suspended the judgement pending the decision of the Luxembourg Court of Justice concerning the compatibility of the establishment of the hydroelectric yield fee with the EC law concerning Government aid.

By means of Resolution No. 238/00, which entered into force on 1 January 2001, the Electricity and Gas Authority applied a reduction of 20% to the tariff component destined to cover the fixed production costs for electricity transferred to the restricted market. The Lombardy TAR, by means of sentence dated 31 July 2002, cancelled the said measures: pending the sentence of the State Council, to which the Authority has appealed, the electricity producers have proceeded to invoice according to the reduced tariff profile.

Lastly, shareholders are informed of the conversion into law of Decree Law No. 25 dated 18 February 2003, concerning "Urgent provisions concerning the general charges of the electricity system" which took steps to eliminate the increase in the fees for accessing and using the national transport power grid for electricity produced by hydroelectric and geothermal-electric plants starting from 1 January 2002.

Economic results

The economic results of the AEM S.p.A.'s Production Division derive from the contracting of its owned production plants to AEM Trading S.r.l. On the basis of contracts entered into between the two companies, AEM S.p.A. has undertaken the responsibility of managing, from a technical point of view, the production plants, guaranteeing the production of electricity on the basis of the dispatch plans established by AEM Trading S.r.l. This latter company is instead delegated the responsibilities concerning the purchase of the fuel for thermoelectric production and the sale in the market of the electricity produced.

The contracts, which discipline the business dealings between the parties anticipate premiums and penalties for AEM S.p.A. connected with the annual hours of effective availability of the thermoelectric plants and with the variations from the agreed output curves. The hydroelectric sector revenues are by contrast correlated to effective production.

The table below summarizes production activities as of 30 June 2003 presented on a comparative basis with the previous six-month period:

millions of kWh	1st half 2003	1st half 2002	Change	03/02 % change
Net production	**1,804.0**	**2,093.0**	**(289.0)**	**(13.8)**
- Thermoelectric	677.3	1,271.1	(593.8)	(46.7)
- Co-generation	33.5	33.6	(0.1)	(0.4)
- Hydroelectric	1,093.2	788.3	304.9	38.7

The improvement of the profitability profiles of the AEM S.p.A.'s Production Division, during the first half of the year, mainly derives from the increased hydroelectric production during the period and from a significant drop in external charges which have more than offset the negative effect deriving from the standstill of the 320 MW thermoelectric unit for the anticipated re-powering measures.

The turnover was up 33.6% and benefited from both the increased hydroelectric production and the abolition of the so-called "tax on hydroelectric yield": in fact, a surcharge per kWh produced is foreseen amounting, to the average national variable cost established by the Electricity and Gas Authority and net of this tax in the economic payment for the activities carried out in favour of AEM Trading S.r.l.. The gross operating income came to Euro 66.9 million, up 91.8% with respect to the same period in the previous year.

The investments of the AEM S.p.A.'s Production Division amounted to Euro 40.1 million. As far as the hydroelectric production plants were concerned, measures were carried out for Euro 18.4 million relating mainly to: the continuation of work for excavating the main tunnel of the Nuovo Canale Viola; the completion of the IVth Unit; and the overhaul of the Unit 2 generator of the Grosio powerstation, as well as work for enhancing the Premadio powerstation. As far as the thermoelectric production plants were concerned, measures were carried out for Euro 21.7 million relating to the continuing of works for the re-powering of Unit 2 at the Cassano d'Adda powerstation.

The table below presents the main economic figures of the AEM S.p.A.'s Production Division as of 30 June 2003 on a comparative basis with the first half of the previous year:

millions of euro	06.30.2003	06.30.2002
Production		
Turnover	97.8	73.2
External charges	22.8	30.5
Payroll and related costs	8.1	7.8
Gross operating margin	66.9	34.9
Amortization, depreciation and writedowns	10.4	10.9
Operating result	56.5	24

Power Grid Management

The AEM Group is involved in activities for the territorial management of the complex power network systems (electricity, gas, remote heating, urban illumination and traffic lights, telecommunications). The Group companies involved in these activities operate via co-ordination targeted at maximizing the synergies and minimizing the impacts on the territory, guaranteeing in the meantime elevated quality standards.

As is known, the management of the energy network, which is the main concern within the sphere of activities, is subject to tariff regulation by the Electricity and Gas Authority.

The Group companies active in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electricity grid in the Municipalities of Milan and Rozzano (Milan) through which it offers the electricity distribution and sales services to restricted customers and only electricity distribution services to suitable customers hooked up to the Company. The activities are carried out on the basis of a concession issued by the Ministry of Production Activities.
  As of 1 June 2003, AEM Elettricità S.p.A., following the sale by AEM S.p.A., acquired the **Public Illumination and Traffic Light Division**, which manages the urban illumination (road and architectonic) and traffic light grids in the city of Milan and in other municipalities.
- **AEM Trasmissione S.p.A.** owns the high voltage electricity power grid, which hooks up the AEM S.p.A. production powerstations with the medium and low voltage distribution grid of AEM Elettricità S.p.A.. The high voltage lines are part of the national transport grid managed by the Gestore della Rete di Trasmissione Nazionale S.p.A. (G.R.T.N. S.p.A. – Operator of the national transport grid). AEM Trasmissione S.p.A. guarantees the efficient handling of this grid against the payment of an annual charge by G.R.T.N. S.p.A..
- **AEM Gas S.p.A.** owns the gas methane distribution grid for the Municipality of Milan and other neighbouring municipalities. The gas distribution activities in favour of the connected customers who have stipulated purchase contracts with sales companies, take place on the basis of concessions/appointments given by the individual municipalities.
  AEM Gas S.p.A. is also the owner of the Tecnocity and Famagosta (districts in the city of Milan) co-generation plants and the remote heating networks associated with the former. The co-generation plants have been put under contract with AEM Trading S.r.l. The utilization of the grid is granted to AEM Calore & Servizi S.p.A., a company which carries out activities for the sale and marketing of the heat generated by the powerstations.
- **Serenissima Gas S.p.A.** carries out methane gas production activities in the Municipality of San Donà di Piave and in other municipalities in the Province of Venice, in the municipality of Basiliano and in other municipalities in the Province of Udine, as well as in the Municipality of Barlassina (Milan).
- **Metroweb S.p.A.** is active in the area of the design and laying of cable ducts and fibre optic cables and avails of a fibre optic network infrastructure spread throughout the metropolitan area of Milan and certain neighbouring provinces. The company rents the fibre optic network to operators involved in wide-band telecommunications services.

Legislative framework and tariff system

Electricity distribution

The tariff system currently in force, disciplined in the *Supplementary Text of the provisions of the Authority for the supply of electricity transport, metering and sales services,* attachment A of Resolution No. 228/01, is based on the principle of gradually taking the price of energy back to the cost paid to the distribution companies for the supply to end customers, introducing margins of flexibility in the dealings between customers and distribution companies, which are adequate with regards to a market currently being liberalized, and standardizing the conditions for access to the transport service for the unrestricted customers and for the restricted customers.

All the non-domestic end customers, both restricted and non, pay the distributor fees for the transport of the electricity (or rather for the coverage of the costs for transport on the national transport and distribution grids), which are identical and determined in relation to the tariff options proposed by each retailer and approved by the Authority.

As in the past, the obligation remains for the restricted customers to purchase electricity exclusively from the local distributor who is paid the related supply fee.

For the domestic customers supplied under low voltage, a particular protection system is foreseen which provides for a compulsory tariff set by the Authority on the basis of the costs paid to the companies for the supply of electricity and associated with the supply conditions and quality levels regulated by said Authority, in addition to supplementary tariff options, possibly offered by the distribution companies featuring characteristics different to those of the compulsory tariffs, more adequate with the specific needs of the user.

For all the other user categories, the distributors offer the customers tariff options for the distribution service subject to a double restriction for each type of user: on the overall revenues realized from the customers and on the revenues per customer. During the period 2001-2003, the level of said restrictions will be up-dated in order to take into account the inflation trend and the recovery of productivity objectives defined by the Authority (price-cap method).

The distributors are entitled to propose special options, not subject to restrictions on revenues, with remedial conditions for the customers.

During the month of February, a consultation document was circulated containing several proposals for the reform of the tariffs for the supply of electricity to domestic customers under low voltage who are economically disadvantaged. The current system of concessions is, in fact, based on consumption, irrespective of family income. The Authority, by contrast, proposes that the concession be granted to families in actual conditions of economic difficulty individuated by means of the Indicator of the Equivalent Economic Situation (ISEE), which takes as its unit of reference the overall income and a portion of the assets of the family unit, making it thus possible to select in a satisfactory manner, those who will be entitled to the concession, on the basis of consistent criteria and parameters.
The Authority proposes to apply the concessionary system solely to contracts for 3 kW of power employed, with the exception of customers suffering serious health problems, and limited to annual consumption quantities variable in proportion to the number of members in the family unit. Exceeding of these thresholds, the assisted customer is penalized in order to limit any improper conduct and energy wasting.

The tariff reductions will be formulated on the fixed and variable portions of the tariff on the basis of the Government's indications while the components of tariffs relating to fuel and other system charges will not be varied, in order to maintain price signals originating from the market.

Since the system of concessionary tariffs places itself within the wider context of the social policy, it is necessary that the Government indicates the extension and intensity of the concession to be introduced.

During the month of August 2002, the Authority had drawn-up the revision for the year 2003 of the fees for the electricity transport service and of the amounts for the acknowledgement of the recoveries for continuity of service. The tariffs relating to the electricity transport service (transport, distribution, metering and sales activities) have increased on average by 1.3% in 2003 when compared with the previous year. Furthermore, fees relating to the acknowl-

edgement of measures aimed at the promotion of efficiency in the electricity sector, have been introduced. By means of the 1999 tariff reform, in fact, incentives were also proposed for the improvement and penalties in the event of the deterioration of the service's continuity. A considerable improvement registered in 2001, involving a decrease of 27% in long power cuts without notice, will lead to the disbursement of greater incentives during 2003 when compared with 2002.

Further to this action, the Authority established the tariffs applicable to domestic customers for 2003 and amended the supplementary text pursuant to Resolution No. 228/01, redefining the transition towards tariff D1 and postponing the application of the latter to the majority of the domestic users by one year, until 31 December 2003.

The Authority, by means of Resolution No. 203/02, revised the wholesale price of the electricity sold to the restricted market to which the purchasing distributor is subject for the quantity of electricity intended for its restricted customers. The new fees per category are only marginally up when compared with those in force in 2002 and contribute towards determining the tariff applied to the restricted market as from 1 January 2003.
By means of Resolution No. 67/03, these prices by category underwent a further adjustment applicable for the second half of 2003.

Starting from 1 July 2003, by means of Resolution No. 67/03, an additional tariff component was introduced to cover the costs payable by the operators of the national transport grid (G.R.T.N. S.p.A.) linked to the purveying of the electricity necessary for compensating the difference between effective losses and standard losses of the grid. This component is applied by the distributors to restricted customers, while it is paid directly to G.R.T.N. S.p.A. by the balance of users on the unrestricted market.

Shareholders are informed that on 1 July 2003, the Authority circulated a document for consultation on the subject of electricity tariffs for the second regulatory period (1 January 2004 - 31 December 2007). The proposals concerned the fees covering the costs to be paid to the companies for electricity distribution and transport, metering and sales service, with the exclusion of the component covering fuel costs.

The decrees of the Ministry for Industry, Commerce and Craftsmen dated 24 April 2001 defined the quantity-related objectives for the improvements of energy efficiency on a national basis, for the years 2002 to 2006.

As from 2002, therefore, the electricity distributors which, as of 31 December 2001, served at least 100,000 end customers, must observe the specific quantity obligations for energy saving calculated as a quota of the national objective in proportion to the energy distributed by each individual operator. In order to achieve these objectives, the distributors must develop energy saving projects with the end customers (own or third parties); the failure to observe the obligations will be sanctioned by the Authority. The Projects may be realized directly by the distributor via its subsidiary companies or via companies operating in the energy services sector.

In alternative to the direct action, the distributors may choose to observe said obligations by acquiring from third parties, in full or in part, the "energy efficiency certificates", issued by the Authority, which certify the achievement of energy savings by other parties. The exchange of these certificates could take place via bilateral contracts or in a specific market.

A portion of the costs incurred by the distributors in order to achieve the energy saving objectives, may be covered by means of the electricity distribution tariffs on the basis of the criteria established by the Authority.

However, the Authority has yet to issue the guidelines containing the general criteria for the preparation, execution and final evaluation of the projects and the criteria and issue procedures for the release of the energy efficiency certificates, inclusive of the documentation to be presented in order to certify the results obtained.

During the month of December 2002, the Authority supplemented the provisions relating to the commercial quality of the electricity service. In anticipation of the lowering of the suitability threshold, the Authority, in fact, considered it expedient to amend the regulations for the purpose of including all the end customers supplied or to be supplied under low or medium voltage within the protection, irrespective of whether they belong or not to the restricted or unrestricted market. It also defined and distinguished the services, and the related obligations, to be carried out by those performing electricity distribution and sales activities.

By means of resolution No. 46/03, the enforcement of the provisions concerning the general levels of commercial quality relating to the services requested by the customers of the unrestricted market, was postponed until 1 January 2004 so as to facilitate the gradual implementation of the amendments and integrations to the existing regulations.

In the month of June 2003, the Authority issued a document for consultation, concerning the regulation of the commercial quality (which concerns contractual relationships between service suppliers and customers) and the technical quality (which concerns the continuity of the service) during the new regulatory period (1 January 2004 - 31 December 2007).

Lastly, shareholders are informed that following the interruptions in the supply of electricity which occurred during June 2003 via the implementation, of an emergency plan involving consequent disconnections of the loads, by G.R.T.N. S.p.A. and the electricity distribution companies, including AEM Elettricità S.p.A., the Authority launched a fact-finding investigation aimed at ascertaining the causes, developments and eventual responsibility for said interruptions and defining possible urgent measures to guarantee the interests of the users and consumers.

Electricity transportation

By means of Resolution No. 304/01, the Electricity and Gas Authority defined the values of the parameters for determining of the fixed portion of the annual charge which the operator of the national transport grid (G.R.T.N. S.p.A.) pays to the owners of installations forming part of the national transport grid to cover the costs of the activities for the period including maintenance, amortization, depreciation and remuneration of the capital invested. These values are updated by the Authority at the start of each regulatory period.

As of 23 December 2002, the Ministry for Production Activities issued a decree extending the sphere of the National Transport Grid (R.T.N.), which, as far as the AEM Group was concerned, will result in the conferral to AEM Trasmissione S.p.A. of a part of the high voltage installations owned by AEM S.p.A. and AEM Elettricità S.p.A.

In consideration of the evolution underway within the spheres of competence of the plants, it was agreed with G.R.T.N. S.p.A. to waive the stipulation of a provisional agreement and to draw up a definitive version of the agreement disciplining the power grid and maintenance and development measures and interconnection devices in accordance with the measures provided for by the decree of the Ministry for Industry, Commerce and Craftsmen dated 22 December 2000. This agreement may only be signed after the conferral of the installations subject of the expansion of the R.T.N..

Gas distribution

The Electricity and Gas Authority, by means of Resolution No. 311/01, has defined the regulations for the accounting and administrative separation of the companies operating in the gas sector, which will enter into force starting from the first year end subsequent to 1 July 2003.

The accounting obligations provided for by the directives make provision for the preparation of the analytical statements of account for the exclusive use of the Authority and summary statements of account segmented by individual activity to be made public. The financial statements, which are separate for accounting purposes must be audited and certified. Each activity must be treated independently, as if it was a separate company, and the system of control must permit the reporting of the changes in the balance sheet and in the statement of income pertinent to each activity.

By means of Resolution No. 237/00, the Authority launched the reform of the tariff system, which should have entered into force as from July 2001. The application of the decree is however currently suspended, since the Lombardy TAR, cancelled Resolution No. 237/00 by means of sentence dated 29 June 2001 and Resolution No. 122/02, subsequently issued by the Authority, by means of sentence No. 171/03 dated 27 January 2003 on the appeal of several operators.

Meanwhile, AEM Energia S.p.A. took steps to apply the temporary tariffs provided by Resolution No. 237/01 to the end customer for the first six months of 2001, subject to equalization.

During July 2002, a few days before the sentence of the Council of State, the Authority issued Resolution No. 122/02, which supplements Resolution No. 237/00, adapting it to the measures anticipated by the sentences of the Lombardy TAR. As of 27 January 2003, the Lombardy TAR upheld the appeal furthered by AEM S.p.A., cancelling Resolution No. 122/02 by means of sentence No. 171/03.

In the month of December 2002, a decree was issued supplementing the discipline of the commercial quality of the gas service, specifying and more clearly distinguishing the services and related obligations pertaining to the distributors and sellers.

The decrees of the Ministry for Industry, Commerce and Craftsmen Industries dated 24 April 2001 defined the quantity-related objectives for improving energy efficiency on a national basis, for the years 2002 to 2006.

Starting from 2002, therefore, the gas distributors which, as of 31 December 2001, served at least 100,000 end customers, must observe the specific quantity obligations for energy savings calculated as a quota of the national objective in proportion to the energy distributed by each individual operator. In order to achieve these objectives, the distributors must develop the energy saving projects with the end customers (own or third parties); the failure to observe the obligations will be sanctioned by the Authority. The Projects may be realized directly by the distributor, via its subsidiary companies or via companies operating in the energy services sector.

In alternative to the direct action, the distributors may choose to observe said obligations by acquiring from third parties, in full or in part, the "energy efficiency certificates", issued by the Authority, which certify the achievement of energy savings by other parties. The exchange of these certificates could take place via bilateral contracts or on a specific market.

A portion of the costs incurred by the distributors in order to achieve the energy saving objectives, may be covered by means of the gas distribution tariffs on the basis of the criteria established by the Authority.

However, the Authority has yet to issue the guidelines containing the general criteria for the preparation, execution and final evaluation of the projects and the criteria and release procedures for the issue of the energy efficiency certificates, inclusive of the documentation to be presented in order to certify the results obtained.
In the month of April, the Authority issued a document for consultation including several proposals for the regulation for guaranteeing unhindered access to the gas distribution service on city grids and for the preparation of grid codes by the distribution companies.

Current legislation provides that, on the basis of the criteria, which will be defined by the Authority, each distribution company draws up its own grid code. Given the high number of the operators, the authority proposes certain amendments so that the codes drawn up by the various distributors are as standardized as possible. Particular attention has been paid to the definition of the standard withdrawal profiles, the capacity conferrals (in the points of re-delivery to the end customers), the management of the metering installations and the breakdown of the charges associated with the gas not recorded in the accounts. Furthermore, in the document it is stated that the measures, which will be adopted must be consistent with Resolution No. 137/02, by means of which guarantee unhindered access to the natural gas transport service and norms for the drawing up of the grid codes.

Economic results

The main economic results as of 30 June 2003 relating to the companies operating in the sector of power mains or grid management, are presented below on a comparative basis with the first half of the previous year. The significant increase in turnover and profitability is attributable to all the companies grouped together here, but essentially lies in the benefit deriving from the acquisition of the ENEL business segment (starting from 1 November 2002) involved in the distribution and sale of electricity in the Municipalities of Milan and Rozzano (Milan).

millions of euro	06.30.2003	06.30.2002
Power grid management		
Turnover	425.1	279.6
External charges	274.3	170.8
Payroll and related costs	26.8	23.0
Gross operating margin	124.0	85.8
Amortization, depreciation and provisions	80.1	69.0
Operating result	43.9	16.8

Electricity distribution

During the first half of 2003, AEM Elettricità S.p.A realized turnover of Euro 288.9 million, involving an increase of Euro 159.3 million (+122.9%) when compared with the same period in the previous year, due to the acquisition of the business segment from ENEL Distribuzione S.p.A. The gross operating income came to Euro 55.3 million, up 133.5% when compared with 30 June 2002.
AEM Elettricità S.p.A. distributed and sold electricity for a total of 2,730 million kWh to restricted customers (+103.3%). Electricity distributed to suitable customers connected to the power grid came to 889 million kWh (+111.7%).
Overall, as of 30 June 2003, customers connected to the grid amounted to approximately 848,300 units.

Investments were made for Euro 13.8 million relating mainly to the extension of the medium and low voltage grid, the enhancement of transformer and sectioning substations, the modernization of the internal installations, as well as measures on the plants of certain receivers and substations.

Electricity transportation

During the first six months of 2003, AEM Trasmissione S.p.A. realized turnover of Euro 4.7 million, of which Euro 4.1 million comprising the charge paid by G.R.T.N. S.p.A. for the use of the high voltage lines owned by the company, involving an increase of Euro 0.1 million (+3.3%) when compared with the same period in the previous year, while the gross operating income totalled Euro 3 million.

Investments were made for Euro 0.1 million, relating to conservation maintenance measures on the high voltage lines.

Gas distribution

During the first half of 2003 AEM Gas S.p.A. and Serenissima Gas S.p.A. realized turnover of Euro 79.5 million, of which Euro 75.2 million relating to intercompany services (natural gas distribution activities in favour of AEM Energia S.p.A and Serenissima Energia S.r.l.). As of 30 June 2003, the gross operating income amounted to Euro 50.2 million (–2.2% when compared with 30 June 2002).
The volumes of gas conveyed came to 712.8 million cubic metres in total (+3.1%).

millions of cubic meteris	1st half 2003	1st half 2002	% change
Gas conveyed	**712.8**	**691.1**	**3.1**
Gas conveyed to Group companies	680.5	667.1	2.0
Gas conveyed to third parties	32.3	24.0	34.5

Investments were made for Euro 13.4 million relating to the laying of medium and low pressure pipelines, risers, meters for the maintenance of the mains and the acquisition of new domestic utilities and heating installations, as well as the development of the grids and remote heating installations.

Public illumination

Starting from 1 June 2003, in order to optimize the activities within the Group, AEM Elettricità S.p.A. acquired from AEM S.p.A., the business segment relating to the management of the public illumination and traffic light installations.
During the first six months of 2003, the Public Illumination and Traffic Light Division of AEM Elettricità S.p.A. generated turnover of Euro 23.5 million, reflecting an increase of Euro 1.2 million (+5.6%) when compared with the same period last year, while the gross operating income amounted to Euro 0.9 million.

Telecommunications

During the first half of 2003, Metroweb S.p.A. realized turnover of Euro 28.5 million, with an increase of Euro 1.1 million (+4.1%) when compared with the same period in the previous year and gross operating income of Euro 14.6 million.
Within the sphere of the Milan area, the cable duct infrastructure destined to accommodate the fibre optic cables, reached an overall extension of approximately 2,250 kilometres, while the long-distance connections available came to around 670 kilometres. The fibre optics network equalling around 4,330 kilometres in length, corresponding to 189,000 kilometres of fibre optics, comprised 1,740 kilometres of city backbone and connections to business offices, 2,250 kilometres of residential cabling and 340 kilometres of long-distance stretches.
Investments were made for Euro 24.6 million relating mainly to work for the laying of the fibre optics network.

The AEM Group is involved in the sale of electricity, gas and heat (via remote heating networks and plant management services). The Group companies, which carry out commercial activities on the widespread clientele market or who operate on wholesale markets with risk management and portfolio management responsibilities, are listed below.

- **AEM Trading S.r.l.** carries out portfolio management and risk management activities for the whole of the AEM Group, operating in the wholesale electricity markets. The company has drawn up AEM S.p.A.'s production plants and AEM Gas S.p.A.'s co-generation plants under contract, for which it determines the economic programming. The natural gas requirements for its own thermoelectric use and for the commercial uses of AEM Energia S.p.A. are drawn up under contract annually with the associated company Plurigas S.p.A.
  As part of its portfolio management activities, AEM Trading S.r.l. is also responsible for covering the electricity requirements of AEM Energia S.p.A. and AEM Elettricità S.p.A., respectively for customers of the unrestricted market and the restricted market.
- **AEM Energia S.p.A.** is responsible for the sale of electricity to suitable end customers and the sale of natural gas to all end customers (with the exception of those supplied directly by Serenissima Energia S.r.l.).
- **AEM Calore & Servizi S.p.A.** is involved in the marketing of heat via remote heating networks, heat management services and, more generally, facility management activities. The company, acquired from the Siemens Group at the end of 2002 (under the name of Siemens Facility Management Services S.p.A.), has been conferred the commercial activities in the heating sector previously carried out by AEM Gas S.p.A.
- **Serenissima Energia S.r.l.** is active with regards to the marketing of natural gas where the parent company Serenissima Gas S.p.A. is holder of concessions for distribution.
- **Servizi Calore Milano S.r.l.** is a subsidiary of AEM Calore & Servizi S.p.A. active in the field of plant heating conduction.
- **Plurigas S.p.A.** operates on the natural gas wholesale market, stipulating purchase contracts aimed, by way of priority, at covering the requirements of its partners as well as AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A. The company is also involved in the sale of gas to wholesalers and large end users.

Energy scenario in Italy

During the first six months of 2003, natural gas consumption reached the 40.9 billion cubic metre point, involving an increase of 3.2 billion (+ 8.5%) when compared with the same period last year.

Consumption for services and domestic uses continue to represent the greatest portion of total consumption (39.5%), followed by consumption for industrial uses (31.3%) and for thermoelectric uses (28.7%). The remaining 0.5% comprises consumption for motor propulsion.

The most significant trend during the period was registered by consumption for thermoelectric use (+13.8%), followed by that for services and domestic use (+9.9%) and for industrial use (+2.6%). Consumption for motor propulsion by contrast showed a negative performance (-2.8%)

Legislative framework and tariff system

Electricity sector

As of 1 January 2002, the customers whose annual consumption was equal to or greater than 9 GWh during 2001 can access the unrestricted market. Even the end customers whose consumption, during the previous year, was greater than 1 GWh in each metering point considered and greater than 40 GWh as the sum total of the metering points, have the right to be qualified as "suitable" customers.

Following the sale of the third Genco by ENEL, as of 29 April 2003 the consumption threshold requested in order to be able to access the unrestricted electricity market decreased from

the current 9 GWh (1 GWh if in consortium) to 100,000 kWh. The end customers potentially suitable on the basis of the new suitability thresholds, may exercise the right to withdraw, giving notice of 30 days, from the previous supplier in order to stipulate a new electricity supply contract.
In the "Marzano" law bill, currently being examined by Parliament, it is anticipated that the suitability threshold be reduced further to 50,000 kWh.

In concurrence with the lowering of the suitability threshold, by means of Resolution No. 20/03, the Electricity and Gas Authority has foreseen new procedures for the recognition and verification of the qualification of suitable customer.

By means of Resolution No. 190 dated 21 November 2002, the Authority defined the regulations for electricity imports for the year 2003 over the Northern border. The allocation took place during December 2002 on the basis of a mechanism for the pro-rata share in relation to the requests presented. The spot monthly quantities, which will become available upon the interconnection with foreign countries during the year, will be assigned via highest bid auction procedures directly by the operator of the national transport grid (G.R.T.N. S.p.A.).
As of October 2002, and extended for all of 2003, a mechanism for the daily allocation of the capacities is also active at the French border.

On the basis of the "Cross Border Tariff (CBT) Agreement 2003", adopted within an ETSO sphere, as of 1 January 2003 and until 31 December 2003, Italian companies can acquire electricity from abroad at a transportation tariff reduced by 50% when compared with 2002, equal to Euro 0.5 per MWh.

By means of resolution No. 204 dated 12 December 2002, the Authority also approved the competition procedures for the sale on the unrestricted market of incentive electricity produced from renewable and assimilated sources for the year 2003. The so-called "CIP 6" energy was allocated, during January 2003, via separate highest bid auctions organized by G.R.T.N. S.p.A. Monthly allocations are also anticipated up to a maximum of 200 MW per month.

By means of resolution No. 26/03, The Authority defined the regulations for importing and exporting electricity via the long-distance line, which links Italy to Greece, whose experimental use is currently being concluded. In particular, with reference to the import capacity in Italy, the Authority has established together with the Greek regulator, that 50% of the capacity (150 MW) be assigned by G.R.T.N. S.p.A. on the basis of the requests presented by suitable Italian customers.

With reference to the obligation concerning the introduction of electricity produced from renewable sources into the national electric system and to discipline the Green Certificates, shareholders are informed that AEM Trading S.r.l. has taken steps to self-certify with G.R.T.N. S.p.A. the energy produced and imported from conventional sources in 2002 by 31 March 2003.

By means of the Legislative Decree dated 14 March 2003, the Ministry for Production Activities approved the "*Instructions for the discipline of the electric market*" only with regard to the provisions relating to the contracting location of the green certificates organized by the Operator of the Mercato Elettrico S.p.A. In the month of March, AEM Trading S.r.l. took part in the screen-based contracting in order to comply with the obligations relating to the year 2002.

By means of resolution No. 227 dated 23 December 2002, the Authority also foreseen a reimbursement mechanism for the coverage of the charges deriving from the acquisition of

the Green Certificates for the producers from conventional sources who sell to the restricted market via a specific tariff component ("VE") applied to the component covering the costs of raw materials.

By means of resolution No. 27/03, the Authority amended, as of 1 April 2003, the legislation concerning electricity dispatch activities, defining the procedures and supplying conditions of the service as well as the fees for the remuneration of the balancing service and the reserve.
Said legislation will find application up until the start-up of the economic dispatch, at the same time as the operating of the Electric Market pursuant to Article 5 of Legislative Decree No. 79 dated 16 March 1999.

By means of resolution No. 67/03, the Authority established the Transitory System of Electricity Sale Offers (STOVE), a mechanism for the acquisition on a competitive basis of the electricity which ENEL assigns for the coverage of the residual demand of the restricted market and the resources which the G.R.T.N. S.p.A. uses for the provision of the dispatch service.
The STOVE is destined to be operating as of 1 July until 31 December 2003 or, if before, until the date of the applicability of the Electricity Market. Participation is compulsory for the thermoelectric and pumping plants belonging to the former Enel perimeter, while for the other plants who observe determinate technical characteristics, it is optional.

During March and June 2003, AEM Trading S.r.l. participated in the role of bidder in the capacity auctions (the so-called "Virtual Power Plants") organized by Eléctricité de France via screen-based procedures with the aim of purchasing electricity in France at competitive prices to possibly export to Italy or sell on the Powernext Electricity Market. In any event, following the formation of elevated prices during the on-line trading, it was considered more expedient to waive formulating definitive purchase offers. In the meantime, the balancing/exchange contract with Réseau de Transport d'Eléctricité is currently being stipulated in order to operate on the French market

Gas sector

By means of resolution No. 29/03, during April the Authority undertook the provisions of the Lombardy TAR which during December 2002 had cancelled several articles of Resolution No. 229/01 by means of which the Authority had established new minimum and binding contractual conditions. The new conditions will be automatically applied to the existing contracts as from May 2002. They apply to the customers who as of 31 December 2002 were restricted and to those who had not chosen to access the unrestricted market, and must, on a compulsory basis, also be proposed by the sellers to the unrestricted market customers as well.
Further to the Decree of the Presidency of the Cabinet dated 31 October 2002, which assigns the Authority the task of "defining, calculating and revising the tariffs relating to electricity and gas, and subsequent to the opening up of the markets to suitable customers, in order to permit an orderly and gradual changeover to the liberalized market by the end users who are the position of restricted customers", the Authority issued Resolution No. 207/02.

In the belief that the market is not yet mature enough for guaranteeing competitive conditions capable of permitting the consumers a sufficiently ample choice of contractual offers from amongst which to choose the most advantageous, the Authority has established that the gas sales companies must on a compulsory basis offer, alongside their own economic conditions, also a price established on the basis of criteria fixed by the Authority itself.

During the month of December 2002, the authority circulated a consultation document which illustrated the criteria for the determination of the economic conditions which all those

exercising the natural gas sales activities must propose to customers who as of 31 December 2002 find themselves in the position of non-suitable customers, in accordance with Legislative Decree 164/00.

During July 2003, the Authority approved the code for the gas transport grid, or rather the system of regulations, drawn up by Snam Rete Gas S.p.A. on the basis of the criteria defined by the Authority, for the management of the gas transport service and for access to the national and regional grids by the users.
This code contains a series of clauses which must be undertaken by both the service operator and by the shippers who enter into the transport contracts.
The code disciplines the procedure by means of which the transport company assigns the capacities on its grid to the operators who request such: this year both the annual capacity for the thermal year 2003-2004 and the long-term capacity, for the next five years, will be assigned solely for the points of entry into the grid interconnection with the external transport systems.
Specific clauses on the responsibility of the users and the owner of the grid and regulations, which discipline the balancing, are also anticipated.
In conclusion, by means of the enforcement of the grid code, starting from 1 October 2003 the operators may exchange or sell gas and transport capacity at a sole "virtual" point on the national gas pipelines grid, which will become the base for the growth of a wholesale gas market.

Heat sector

By means of resolution No. 42/02, the Authority established the criteria for the admission of the co-generation plants to the benefits foreseen by the decrees for the liberalization of electricity and gas. On the basis of these measures, the production of the plants to which the qualification of co-generation is acknowledged, has dispatch priority, irrespective of the economic merit, as anticipated for the production of energy from renewable sources. Furthermore, on the basis of Legislative Decree No. 79/99, the portion of energy produced by means of co-generation plants, is exempt from the obligations concerning introduction in the national electric system of 2% of the new electricity produced by means of renewable sources.

On the basis of the criteria defined by the Authority, and the effects of the benefits anticipated, co-generation plants are those which simultaneously satisfy, with reference to each calendar year, two conditions: an energy saving of 10% for each new section of plant (8% for enhancements; 5% for existing) and the production of at least 15% of thermal energy on the total of the overall electric and thermal production. The observance of the two conditions varies in relation to other parameters, such as the size of the plant section, the type of fuels used and the predominant intended use of the thermal energy produced.

Economic results

The main economic results of the companies operating in the Market sector as of 30 June 2003, are presented below on a comparative basis with the first half of the previous year. Shareholders are informed that the balances as of 30 June 2002, include the proportionally consolidated figures of the company Electrone S.p.A. while as of 30 June 2003 the company was consolidated in the Services sector since it no longer operates in the sector of electricity sales.

millions of euro	06.30.2003	06.30.2002
Market		
Turnover	819.5	682.6
External charges	765.5	661.2
Payroll and related costs	9.7	2.3
Gross operating margin	44.3	19.1
Amortization, depreciation and provisions	6.1	5.1
Operating result	38.2	14.0

Electricity sector

During the first half of 2003, AEM Energia S.p.A. realized turnover of Euro 21.9 million, involving a decrease of Euro 23.8 million (-52.1%) when compared with the same period in the previous year. During the period under review, sales amounted to 332.3 million kWh (-63.2%). The decision to contract the sales of electricity on the suitable market is the consequence of the choices adopted at Group level as part of the portfolio management activities aimed at guaranteeing the maximization of profitability at consolidated level. As of 30 June 2003, the gross operating income amounts to Euro 0.2 million.

During the first half of 2003, AEM Trading S.r.l. realized turnover in the electricity sector of Euro 217.5 million, of which Euro 202.7 million relating to intercompany revenues, showing an increase of Euro 61.5 million (+39.4%) when compared with the same period in the previous year. As of 30 June 2003, the gross operating income came to Euro 8.9 million.
Sales of electricity to AEM Energia S.p.A. amounted to 344.4 million kWh (-63.1%), those to AEM Elettricità amounted to 2,872.4 million kWh (+104.5%) and those to suitable wholesale customers to 241.6 million kWh (-20.5%).

The table below summarizes the production availability and the related sales of electricity made by AEM Trading S.r.l. and AEM Energia S.p.A.

millions of kWh	06.30.2003	06.30.2002	Change %
Net availability of plants under contract	1,804.0	2,093.0	(13.8)
Purchase of energy from other producers	1,656.0	550.5	200.8
Total availability	**3,460.0**	**2,643.5**	**30.9**
Sales to distributors for restricted market	2,730.0	1,342.8	103.3
Sales to suitable end customers and wholesalers	573.9	1,207.8	(52.5)
Total sales	**3,303.9**	**2,550.6**	**29.5**

Gas sector

During the first six months of 2003, AEM Energia S.p.A. and Serenissima Energia S.r.l. realized turnover of Euro 235.3 million, of which Euro 2.2 million relating to intercompany revenues, showing an increase of Euro 21.5 million (+10.1%) when compared with the same period last year; the gross operating income came to Euro 26.5 million with an increase of Euro 11.9 million compared with 30 June 2002.
Gas sales amounted in total to 673.7 million cubic metres (+0.7%).
Overall, as of 30 June 2003, the customers serviced by AEM Energia S.p.A. and Serenissima Gas S.p.A. numbered approximately 868,000.

During the first half of 2003, AEM Trading S.r.l. realized turnover of Euro 164.4 million, including Euro 125.9 million relating to intercompany revenues showing an increase of Euro 37.1 million (+29.1%) when compared with the same period in the previous year, while the gross operating income amounted to Euro 3.3 million. Total gas sales amounted to 835.3 million cubic metres (+31.3%), of which 642.4 million cubic metres destined for AEM Energia S.p.A.

During the first six months of 2003, Plurigas S.p.A. realized, for the pertinent proportional share, turnover of Euro 125.4 million.

Investments amounted to Euro 1.3 million and refer, essentially, to the purchase of equipment, measures carried out on the computerized information systems, and commercial ventures.

Heat sector

During the first half of 2003, AEM Calore & Servizi S.p.A., Società Calore Milano S.r.l. and AEM Trading S.r.l. generated turnover of Euro 54.1 million and a gross operating income of Euro 3.3 million. Sales of heat amounted to 312.3 million thermal kWh (+67.1% when compared with the same period in the previous year during which the activities were carried out by AEM Gas S.p.A.). The significant growth derives from the contribution of the so-called "day degrees" contracts; these activities were only marginally performed by the AEM Group before the acquisition of the facility management services company of the Siemens Group.

Investments amounted to Euro 0.5 million and refer mainly to the purchase of office machines, furnishings and to measures carried out on the computerized information systems.

The following companies fall within this area of activities:

- **AEM S.p.A. - Corporate** responsible for the development of business, the strategic direction, planning, the control and co-ordination of the activities of the AEM Group.
  The Parent Company AEM S.p.A. also provides the subsidiary companies and nearly all the associated companies with services of an administrative, financial, legal, logistics, technical and communications nature, for the purpose of optimising the resources available within the sphere of the Group and utilizing, in an optimum manner, the know-how existing within a logic of economic convenience. These services are regulated by specific service contracts stipulated annually.
  The Parent Company AEM S.p.A., also makes office space and operating areas available to the Group companies on an arms-length basis, as well as the services relating to their utilization.
- **AEM Service S.r.l.** handles the dealings with the widespread clientele for the Group companies and for third parties, by carrying out the call centre, back office-front office, consumption reporting and invoicing activities.
- **Zincar S.r.l.** is involved in the study and realization of projects correlated with the sustainable urban mobility with the environment as well as in the construction and management of plants and processes for the rational use of energy.
  Electrone S.p.A. is involved in the wholesale marketing of electricity and the offer of related services, and its shareholders include AEM S.p.A., AEM Torino S.p.A. and ACEA S.p.A. with equal interests.

Economic results

The main economic results of the companies operating in the Services sector as of 30 June 2003 are illustrated below on a comparative basis with the first half of 2002. The negative margin derives from the portion of costs of the central structures (typical of holding companies), which are not matched by corresponding re-charging via service contracts.

millions of euro	06.30.2003	06.30.2002
Services		
Turnover	96.2	105.1
External charges	93.8	100.6
Payroll and related costs	20.0	19.2
Gross operating margin	(17.6)	(14.7)
Amortization, depreciation and provisions	(4.5)	(4.9)
Operating result	(22.1)	(19.6)

During the first half of 2003, AEM Service S.r.l. realized turnover of Euro 11.5 million, involving an increase of Euro 2.9 million (+33.5%) compared with the same period in the previous year and a gross operating income equating to Euro 2.1 million (+43.1%). Zincar S.r.l. generated turnover of Euro 0.6 million, with a decrease of Euro 0.4 million (-40%) when compared with last year.
The first half of 2003 includes the proportional pertinent portion of the turnover of Electrone S.p.A., which joined the Market sector as of 30 June 2002.

Investments in the Services sector amounted to Euro 11.4 million and refer mainly to work carried out on corporate buildings, the purchase of equipment, furniture, furnishings and operating assets and to measures on the computerized information systems and on the screen-based networks.

Human resources

As of 30 June 2003, the employees of the AEM Group numbered 3,037 units, disclosing an increase of 19.4% with respect to the same period in 2002, due essentially to the acquisition of the Enel business segment and the company AEM Calore & Servizi S.p.A. which took place during the last quarter of 2002. Overtime work decreased slightly, when compared with 30 June 2002, and came to 82.3%.

During the first half of 2003, institutional training initiatives were realized aimed at the development of a standardized managerial mentality in terms of knowledge, personal abilities, utilization of corporate instruments, (interpretation of the financial statements, business games, seminars for awareness of QAS policies).

Professional training/formation activities continued for the maintenance and development of the technical-specialist know-how (safety, information technology, training on the job, induction of labourers).

Individual training projects were also launched for the development of personal skills by means of the utilization of multi-media e-learning methods (English, information technology).

The personnel, analyzed by qualification, are presented below:

	06.30.2003	06.30.2002
Executives	49	42
Managers	151	123
Employees	1,818	1,593
Labourers	1,019	785

Payroll and related costs at Group level during the first six months of 2003, amounted to Euro 64.6 million (Euro 52.4 million as of 30 June 2002) disclosing an increase of Euro 12.2 million (+23.3%) deriving from the expansion of the scope of consolidation which, compared with the same period in 2002, now includes the acquisition of the business segment Enel and the company AEM Calore & Servizi S.p.A.

At the end of the first half of 2003, none of the Group companies had provided stock option plans for the employees.
During the first six months of 2003, the personnel in active service and those retired were able to avail of tariff concessions on the consumption of electricity for Euro 772 thousand and supplies of natural gas for Euro 166 thousand.

Breakdown of employees by Group company

AEM S.p.A.	AEM Trasmissione S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Serenissima Gas S.p.A.	Serenissima Energia S.r.l.	AEM Trading S.r.l.	Metroweb S.p.A.	Zincar S.r.l.	AEM C.&S. S.p.A.	Servizi Calore Milano S.r.l.	Total
907	26	61	803	577	228	20	5	14	50	3	336	7	3.037

The AEM Group promotess research and development activities in the energy and environmental field in order to monitor the evolution of the energy technologies considered to be the most promising and set-up methods of analysis for the production processes with the aim of optimizing the economic-technical management.
For this purpose, AEM S.p.A. continues to avail of the collaboration of important institutions such as the Milan Polytechnic and ENEA.
Costs for research and development incurred by AEM S.p.A. during the first six months of 2003 amounted to Euro 8 thousand for operations in the year.

Bicocca Project

AEM S.p.A. participates via the subsidiary company Zincar S.r.l., in the development of the joint research venture promoted by the Ministry of the Environment and by the Municipality of Milan, co-ordinated by ENEA together with Ansaldo Fuel Cells, BMW Italia and by the producer of technical gases SOL S.p.A..
The project, denominated the "Bicocca project", aims to deal with, in a global manner, the problems relating to production, storage and distribution for the various energy uses of hydrogen in gas and liquid form.
In this regard, the Milan-Bicocca 1.3 MW fuel cell plant belonging to AEM S.p.A. will be modified in accordance with integrated and complementary lines of intervention.
The new configuration of the plant also anticipates the complete capture and recovery of the carbon dioxide with the prospect of the installation of a second generation fuel cell module using molten carbonates produced by Ansaldo Fuel Cell with a capacity of 500 Kw.
In particular, hydrogen gas will be in part utilized as experimental and demonstrative fleet fuel and in part piped to the Tecnocity remote heating plant for utilization in combination with the natural gas.
By contrast, a polymeric fuel cell will be tested at the Greco-Pirelli railway station.
In addition, hydrogen will also be partly liquefied in order to fuel vehicles which use liquid hydrogen as fuel or in order to be loaded on vehicles for transport to other territorial entities.
Carbon dioxide and hydrogen which may be in excess will be withdrawn and marketed by SOL S.p.A.

Dealings with related parties

Dealings with the controlling body and with the companies controlled by the latter

The Municipality of Milan is the controlling body of AEM S.p.A.. As of 30 June 2003, the Municipality of Milan held the absolute majority of the share capital of AEM S.p.A. by means of 51.0%, of which 50.997% directly and 0.003% indirectly via Metropolitana Milanese S.p.A.; the remaining 49% is placed on the market.
Trade transactions take place between the AEM Group companies and the Municipality of Milan relating to the supply of electricity, gas, heat and the services for the management of the public illumination and traffic light systems.
Likewise, with the subsidiary companies of the Municipality of Milan, such as SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., the AEM Group companies carry out trade transactions, providing the same with electricity, gas and heat, at the same tariffs in force on the market adjusted to the supply conditions, as well as perform services requested by the same.
Transactions between the Municipality of Milan and AEM Elettricità S.p.A. and AEM Gas S.p.A. relating to the entrusting of the management of the electricity, gas and heat distribution services and the services concerning public illumination and traffic lights, are regulated by specific agreements.
Furthermore, financial transactions exist between AEM S.p.A. and the Municipality of Milan which are regulated by means of an ordinary interest-bearing current account, via which the reciprocal payments are made; the normal market rates are applied to this current account.
In relation to the transactions between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be recalled that AEM holds 49% of the share capital of Malpensa Energia S.r.l., which is controlled by SEA S.p.A.

Transactions with subsidiary and associated companies

Within the sphere of the Group, AEM S.p.A. operates as a centralized cash management body for all the subsidiary companies.
The transactions between the companies take place via current accounts, held between the parent company and the subsidiaries; these transactions are regulated at market rates.
For the year 2003 as well, AEM S.p.A. and the subsidiary companies, with the exception of AEM Calore & Servizi S.p.A. and Servizi Calore Milano S.r.l., have adopted the Group VAT procedure.
The parent company AEM S.p.A. provides the subsidiary and associated companies with administrative, financial, legal, logistical, management and technical services, in order to optimize the resources available within the sphere of the company itself and in order to utilize the know-how existing in an optimum manner within a logic of economic convenience. These services are regulated by specific service contracts stipulated annually.
The Parent Company AEM also makes office space and operating areas available at its registered offices to its subsidiary companies and the associated companies Plurigas S.p.A. and e.Utile S.p.A., as well as the services relating to their utilization, on an arms-length basis.
AEM S.p.A., against a monthly fee correlated to the effective availability of the thermoelectric and hydroelectric plants, offers AEM Trading S.r.l. the electricity generation service.
AEM S.p.A. sells energy, at current prices and in observance of a contractual agreement, to the associated company Società Servizi Valdisotto S.p.A..
The associated company e-UTILE S.p.A. provides AEM S.p.A. with IT services.

Following the sale of the associated company Fastweb S.p.A., which was concluded on 23 June 2003, the shareholders' agreements between AEM S.p.A. and e.Biscom S.p.A. were no longer valid, rendering the latter fully able to contend.
The transactions between AEM S.p.A. and the associated companies, controlling body and the related parties are indicated within the context of the explanatory notes during the commentary on the individual balance sheet and statement of income items.

The tables below summarize the interGroup balance sheet and statement of income transactions.

Balance sheet – thousands of euro	Subsidiary companies	Associated companies	Parent companies	Total
ASSETS				
B) FIXED ASSETS				
III - Financial fixed assets	1.438.398	21.791	–	1.460.189
C) CURRENT ASSETS				
II - Receivables	265.441	1.470	65.008	331.919
LIABILITIES				
D) PAYABLES	201.413	1.342	50.314	253.069

Statement of income – thousands of euro	Subsidiary companies	Associated companies	Parent companies	Total
A) VALUE OF PRODUCTION				
1) Revenues from sales and services	30.960	1.068	16.956	48.984
5) Rentals	87.419	295	–	87.714
B) PRODUCTION COSTS				
6) Raw, ancillary and consumable materials and goods for resale	–	–	–	–
7) Services	3.799	4.278	–	8.077
8) Use of third party assets	133	–	–	133
C) FINANCIAL INCOME AND EXPENSES				
16) Other financial income	1.281	–	–	1.281
17) Interest and other financial expenses	2.252	–	122	2.374

Auditing of the financial statements
The interim report as of 30 June 2003, both statutory and consolidated, has been subject to a review carried out by Reconta Ernst & Young S.p.A. on the basis of the appointment granted by the shareholders at the ordinary meeting held on 30 April 2001. In order to carry out the appointment for the limited audit of the interim report, both statutory and consolidated, said company took 358 hours, for a fee of Euro 32,050.

Own shares
As anticipated by Article 2428 of the Italian Civil Code, shareholders are hereby informed that as of 30 June 2003 AEM S.p.A. did not hold any own shares, nor had it purchased or sold any such shares during the first six months of 2003, either directly, or indirectly via subsidiary or associated companies, or via trust companies or third parties.
The subsidiary companies and the associated companies as of 30 June 2003 did not hold any shares in the parent company AEM, nor had they purchased or sold any such shares during the first six months of 2003.
During the first half of 2003, no dividend-bearing shares or bonds convertible into shares, or other securities or similar instruments were issued.

EC violation procedure
In May 1999, the European commission informed Italy of the decision to launch proceedings concerning alleged Government aid in the form of tax exemptions and access to assisted loans granted in favour of publicly controlled joint-stock companies established in accordance with Law 142/1990 (the so-called "tax deferment" system).
With reference to the procedure in question, the following new facts have intervened: on 5 June 2002, the European Commission issued a decision by means of which it declared the incompatibility, with EC law, of the three-year exemption from income taxes laid down by Article 3.70 of Law 549/95, and Article 66.14 of Legislative Decree 331/1993, converted by means of Law 427/93, and of the advantages deriving from the loans granted as per Article 9 bis of Legislative Decree 318/1986, converted by means of Law 488/96, in favour of publicly controlled joint-stock companies established in accordance with Law 142/1990, in that it is considered to be Government aid as prohibited by Article 87.1 of the EC Treaty.
By contrast, the Commission did not consider that the exemption from taxation on the conferrals pursuant to Article 3.69 of Law 549/95 represented a type of Government aid.
This decision was notified on 7 June 2002 to the Italian Government, who challenged it before the Court of justice.
On the following 19 July, the decision was communicated by the Commission to AEM S.p.A., who challenged it before the first level Court of the European Community on 30 September 2002 in accordance with Article 230.4 of the EC Treaty. Further challenges were also proposed against the same decision by other joint-stock companies with a mainly public held capital and by Confservizi.
On 6 January 2003, the Commission filed an objection for the inadmissibility of the appeal furthered by AEM with the Court registry. The deadline for the filing of the observations by the latter will expire on 28 February and AEM has customarily filed its answer.
During the month of February, the Italian Government requested the Court of justice to suspend the procedure pending before the said court in order to allow the continuance of that pending before the first level Court in which the main beneficiaries of the aid are involved. The decision of the Court has not yet been announced.
The Italian Government has not requested the Court of justice the suspension of the execution of the Decision of the Commission dated June 2002 in order to not prejudice, in the event of refusal, the settlement of the merit. In fact, it is rare that the Court concedes this, especially with regards to Government aid.
The Decision, therefore, is fully effective and binding with regards to the Italian Government, which is obliged to recover the aid granted.

The Decision of the Commission, by contrast, has not had any effect on the private individual, nor does the proposal of the appeal to the first level Court against it produce any effect. If all the jurisdictional protective instruments should have a negative outcome, it is reasonable to believe that recovery action of the Italian Government may materialise in a withdrawal of the benefits granted on a differentiated basis for the various sectors of public services, in relation to the effective degree of opening up to the competition in the period of application of the measures disputed and, therefore, of any distortions of the same.
In this connection, the appeal of AEM S.p.A. shows how the Company has operated, in the period being examined by the Commission, in sectors not open to competition such as the electricity and gas sector in relation to which, among other things, AEM S.p.A. has not taken part in any bids for the awarding of the service.
In light of the state of uncertainty concerning the outcome of the appeals made by the Italian Government and by AEM S.p.A. or the manner of a possible application of the Decisions adopted by the Commission, the Company believes that the risk of recovery of the aid granted following an eventual negative outcome of the entire procedure is possible, but not probable: consequently, the financial statements do not reflect any provision for this purpose.
The same conditions of uncertainty do not make it possible, to-date, to avail of objective elements capable of arriving at a sufficiently reasonable estimate of the liabilities which could have a repercussion on AEM S.p.A. as a consequence of the afore-mentioned Decision.
Merely by way of indication, the net income emerging from the financial statements of AEM S.p.A., approved at the shareholders' meeting for the years affected by the afore-mentioned decision of the European Commission, is analyzed in the table below:

	1996	1997	1998	1999
Millions of Euro	14	93	115	1,027

The net income for 1999 includes the capital gains, amounting to Euro 935 million, deriving from the transactions for the conferral to the subsidiary companies AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the business segments relating to the transfer of electricity, the distribution and sale of electricity and the distribution and sale of natural gas and heat.
These conferrals were decided by AEM S.p.A. in observance of precise obligations laid down by Legislative Decree No. 79/99 undertaking the EU Directive on the single electricity market and within the framework of the then anticipated liberalization of the natural gas sector.
On a consistent basis with the benefit associated with the "tax deferment", AEM S.p.A. has not been called to present the related income tax declarations for the afore-mentioned tax periods.
No assisted loans have been granted by the Cassa per Depositi e Prestiti to AEM S.p.A. in accordance with the afore-mentioned laws in the period taken into consideration by the Commission.

Appointments of the Directors and Officers

The current Board of Directors of Aem S.p.A. was appointed at the shareholders' meeting held on 30 April 2002 and will remain in office for the three-year period 2002-2004, until the approval of the financial statements as of 31 December 2004.

The Chairman of the Board of Directors and the Managing Director is Giuliano Zuccoli to whom the Board has granted the power to manage the annual budget, as well as ample operating powers with regards to the management of the Company.

On 26 June 2003, the Director Francesco Randazzo was appointed as Deputy Chairman, with the task – in accordance with Article 18 of the Articles of Association – of replacing the Chairman in the event of his temporary absence or unavailability.

The Company has established a Remuneration Committee currently comprising the Chairman – except in the event his remuneration is being discussed – and the Directors Francesco Randazzo and Aldo Scarselli, and an Internal Auditing Committee whose members currently include Gianni Castelli, Giulio Del Ninno and Francesco Randazzo.





Financial statements of the Parent Company AEM S.p.A.

Balance sheet AEM S.p.A.
Assets

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002		Financial statements as of 06.30.2002	
A) AMOUNTS DUE FROM SHAREHOLDERS						
B) FIXED ASSETS						
I Intangible fixed assets						
1) Start-up and deferred charges		297,579		543,927		790,275
2) Research, development and advertising costs						
3) Industrial patents and intellectual property rights		869,343		500,935		986,793
4) Concessions, licences, trademarks and similar rights		[illegible]		470,514		720,108
5) Goodwill						
6) Intangible assets in process of formation and advances		6,248,573		816,895		81,078
7) Other intangible fixed assets		640,230		564,430		478,680
Total intangible fixed assets		**8,486,894**		**2,896,701**		**3,056,934**
II Tangible fixed assets						
1) Land and buildings		83,664,195		83,848,936		83,336,543
2) Plant and machinery:						
- non-transferable plant and machinery	189,220,292		194,469,650		184,239,658	
- transferable works	180,725,512		183,342,631		184,739,879	
		369,945,804		377,812,281		368,979,537
3) Industrial and commercial equipment		[illegible]		4,344,627		4,642,373
4) Other tangible fixed assets		[illegible]		9,829,225		10,582,339
5) Construction in progress and advances		229,747,402		190,843,507		145,541,313
Total tangible fixed assets		**698,351,282**		**666,678,576**		**613,082,105**
III Financial fixed assets						
1) Equity investments in:						
a) subsidiary companies	1,438,397,936		1,401,196,622		1,391,890,973	
b) associated companies	16,614,548		86,797,667		102,783,391	
c) other companies	258,567,967		265,521,533		156,584,018	
Total equity investments		1,713,580,451		1,753,515,822		1,651,258,382
2) Long-term receivables						
a) due from subsidiary companies						
b) due from associated companies						
- beyond 12 months	5,175,684		5,175,684		1,368,989	
- within 12 months						
	5,175,684		5,175,684		1,368,989	
c) due from parent companies						
d) due from third parties:						
- beyond 12 months	2,288,880		2,978,205		3,307,243	
- within 12 months	75,078		75,036		131,313	
	2,363,958		3,053,241		3,438,556	
Total long-term receivables		7,539,642		8,228,925		4,807,545
3) Other securities		120,325,967		79,673		79,673
4) Own shares						
Total financial fixed assets		**1,841,446,060**		**1,761,824,420**		**1,656,145,600**
Total fixed assets (B)		**2,548,284,236**		**2,431,399,697**		**2,272,284,639**

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002		Financial statements as of 06.30.2002	
C) CURRENT ASSETS						
I Inventories						
1) Raw, ancillary and consumable materials:						
a) *materials*	7,191,118		6,330,995		7,099,698	
b) fuels						
c) other						
		7,191,118		6,330,995		7,099,698
2) Work in progress and semi-finished products						
3) Contract work in progress				5,777,571		6,591,773
4) Finished products and goods for resale						
5) Advances						
6) Other						
Total inventories		**7,191,118**		**12,108,566**		**13,691,471**
II Receivables						
1) Due from users and customers		17,462,002		29,724,011		24,790,074
2) Due from subsidiary companies		265,440,901		173,695,271		47,604,497
3) Due from associated companies		1,470,452		6,471,069		1,233,049
4) Due from the parent company		50,181,604		51,109,048		45,247,205
5) Due from third parties:						
- due from the CCSE	1,007,930		1,010,709		1,013,489	
- due from financial transactions					25,000,000	
- advances to suppliers	1,568,318		1,791,865		303,741	
- due from employees	41,630		39,005		44,743	
- *sundry receivables*	18,635,857		23,893,189		20,709,359	
		21,253,735		26,734,768		47,071,332
Total receivables		**355,808,694**		**287,734,167**		**165,946,157**
III Financial assets not held as financial fixed assets						
1) Equity investments in subsidiary companies						
2) Equity investments in associated companies						
3) Other equity investments		1,576,954				
5) Other securities		2,706		2,706		2,706
Total financial assets		**1,579,660**		**2,706**		**2,706**
IV Liquid funds						
1) Banks and post office deposits		113,263,682		53,197,816		2,240,247
2) Cheques						
3) Cash and equivalents on hand		220,937		152,919		321,287
Total liquid funds		**113,484,619**		**53,350,735**		**2,561,534**
Total current assets (C)		**478,064,091**		**353,196,174**		**182,201,868**
D) ACCRUED INCOME AND PREPAID EXPENSES		**54,028,066**		**52,078,511**		**59,746,917**
TOTAL ASSETS		**3,080,376,393**		**2,836,674,382**		**2,514,233,424**

Balance sheet AEM S.p.A.
Liabilities and shareholders' equity

	Financial statements as of 06.30.2003	Financial statements as of 12.31.2002	Financial statements as of 06.30.2002
A) SHAREHOLDERS' EQUITY			
I Share capital	936,024,648	936,024,648	936,024,648
II Share premium reserve			
III Revaluation reserves			
IV Legal reserve	67,513,369	65,812,260	65,812,260
V Reserve for own shares in portfolio			
VI Statutory reserves			
VII Other reserves	783,873,843	827,154,769	827,154,769
VIII Retained earnings/accumulated losses			
IX Net income (loss) for the year		34,022,174	
IX Gross income (loss) for the period	235,576,935		2,983,968
Total shareholders' equity	**2,022,988,795**	**1,863,013,851**	**1,831,975,645**
B) RESERVES FOR RISKS AND CHARGES			
1) Pensions and similar commitments			
2) Deferred taxation	7,865,532	7,865,532	6,097,140
3) Other risk provisions	47,588,776	49,120,278	49,663,271
Total reserves for risks and charges	**55,454,308**	**56,985,810**	**55,760,411**
C) SEVERANCE INDEMNITIES	**25,354,346**	**31,107,023**	**30,777,940**

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002		Financial statements as of 06.30.2002	
D) PAYABLES						
1) Bonds						
2) Convertible bonds						
3) Due to banks						
- within 12 months	290,459,926		167,500,000		155,122,845	
- beyond 12 months	209,704,643		295,164,569		5,164,569	
		500,164,569		462,664,569		160,287,414
4) Due to other providers of finance						
- within 12 months	929,600		4,496,893		5,331,305	
- beyond 12 months						
		929,600		4,496,893		5,331,305
5) Advances		22,700,922		20,226,679		17,761,592
6) Trade accounts		171,643,484		176,458,377		181,440,577
7) Payables represented by credit instruments						
8) Due to subsidiary companies		201,413,328		152,993,363		174,371,064
9) Due to associated companies		1,342,304		8,135,571		5,553,537
10) Due to parent company		46,261,819		29,832,388		24,350,950
11) Due to tax authorities		8,124,469		11,524,752		8,642,094
12) Due to social security and welfare institutions		7,560,144		9,179,191		8,088,290
13) Other payables:						
a) due to employees	2,958,060		3,543,368		3,876,257	
b) due to the CCSE	11,642		4,311		307,575	
c) other	12,610,549		5,424,327		5,357,584	
		15,580,251		8,972,006		9,541,416
Total payables		**975,720,890**		**884,483,789**		**595,368,239**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**858,054**		**1,083,909**		**351,189**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,080,376,393**		**2,836,674,382**		**2,514,233,424**
Memorandum accounts:						
Sureties received		90,465,326		98,604,052		120,058,429
Guarantees given		272,476,870		256,190,345		217,157,788
		362,942,196		**354,794,397**		**337,216,217**

Statement of income AEM S.p.A.

	Financial statements as of 06.30.2003	Financial statements as of 12.31.2002	Financial statements as of 06.30.2002
A) VALUE OF PRODUCTION			
1) REVENUES FROM SALES AND SERVICES			
Sales of electricity to other electricity companies	349,620	707,399	427,600
Sales of electricity to users	20,602	30,508	17,213
Sales of electricity to subsidiary companies	461,865	839,027	278,853
Sales of materials to subsidiary companies	5,324,930	11,020,006	5,115,869
Sales of materials to associated companies	971	10,900	9,530
Sales of fuel to subsidiary companies		8,795,328	8,762,799
Services on behalf of users and third parties	27,348,673	62,394,088	28,971,163
Services provided to subsidiary companies	25,190,251	53,163,022	25,216,845
Services provided to associated companies	717,375	2,219,622	829,004
Fees for mains connection	645		
Total revenues from sales and services	**59,414,932**	**139,179,900**	**69,628,876**
2) Changes in inventories of work-in-progress, semi-finished and finished products			
3) Changes in contract work in progress	**934,199**	**(1,055,922)**	**(241,720)**
4) Increase for self constructed fixed assets	**1,378,196**	**2,740,763**	**1,404,172**
5) Other revenues and income			
Sundry	90,460,748	138,718,152	57,353,812
Operating grants:			
1. From the CCSE			
2. From others	28,607	284,309	
	28,607	284,309	
Total other revenues and income	**90,489,355**	**139,002,461**	**57,353,812**
Total value of production (A)	**152,216,682**	**279,867,202**	**128,145,140**
B) PRODUCTION COSTS			
6) Raw, ancillary and consumable materials and goods for resale			
Purchases of energy	206	91,705	3,444
Purchases of fuel for production		5,915,187	5,915,187
Purchases of other fuels	262,213	524,297	263,434
Purchases of materials	10,051,867	18,649,801	9,133,544
Total raw, ancillary and consumable materials and goods for resale	**10,314,286**	**25,180,990**	**15,315,609**
7) Services			
Conveying energy costs		240	
Subcontracts and works	20,826,245	52,929,135	22,241,572
Other costs	18,788,705	38,241,207	18,924,164
Services from subsidiary companies	7,145,234	3,877,049	2,044,063
Services from associated companies	[illegible]	10,556,264	4,800,227
Total services	**52,661,678**	**105,603,895**	**48,010,026**

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002		Financial statements as of 06.30.2002	
8) Use of third party assets		**5,854,670**		**12,612,139**		**6,200,418**
9) Payroll and related costs						
a) wages and salaries		20,020,529		40,545,022		21,014,481
b) social security contributions		5,627,566		11,395,747		5,863,342
c) employee leaving indemnities pensions *and similar*		2,000,816		3,386,347		1,691,004
d) commitments						
e) other costs		422,013		1,597,165		441,631
Total payroll and related costs		***28,070,924***		**56,924,281**		**29,010,458**
10) Amortization, depreciation and writedowns						
a) amortization of intangible fixed assets		854,411		2,823,940		1,341,777
b) *depreciation of tangible fixed assets:*						
1. ordinary depreciation depreciation of transferable	9,039,072		18,103,009		9,777,877	
2. fixed assets	2,706,339		5,636,529		2,831,029	
		11,745,411		23,739,538		12,608,906
c) other fixed assets written off				135,949		
d) writedown of receivables held among current assets and liquid funds		430,413		1,354,694		306,443
Total amortization, depreciation and writedowns		**13,030,235**		**28,054,121**		**14,257,126**
11) Change in inventories of raw, ancillary and consumable materials and goods for resale		**(860,123)**		**3,482,150**		**2,713,448**
12) Provisions for risks		**504,028**		**1,599,117**		**380,559**
13) Other provisions						
14) Other operating expenses						
Taxes, duties, levies and water offtake charges		5,301,715		9,766,522		4,815,654
Other expenses		2,866,135		4,416,588		2,791,200
Total other operating expenses		**8,167,850**		**14,183,110**		**7,606,854**
Total production costs (B)		**117,743,548**		**247,639,803**		**123,494,498**
Difference between value and cost of production (A - B)		**34,473,134**		**32,227,399**		**4,650,642**

Statement of income AEM S.p.A.

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002		Financial statements as of 06.30.2002	
C) FINANCIAL INCOME AND EXPENSES						
15) Income from equity investments						
a) In subsidiary companies				14,132,858		
b) In associated companies				4,034,351		
c) In other companies		3,030,081		552,476		530,109
Total income from equity investments		**3,030,081**		**18,719,685**		**530,109**
16) Other financial income						
a) Income from receivables held among fixed assets from:						
1. Subsidiary companies						
2. Associated companies			7,795			
3. Parent company						
4. Affiliated companies						
5. Third parties	7,112		91,011		3,709	
		7,112		98,806		3,709
b) Income from securities held as fixed assets		[redacted]		561		
c) Income from securities held as current assets				2,103		1,213
d) Income other than the above:						
1. From subsidiary companies	1,280,734		893,789		380,984	
2. From associated companies						
3. From parent companies						
4. From third parties:						
– on financial investments	332,046		764,231		755,274	
– on bank current accounts	577,078		1,948,671		614,949	
– on other receivables	719,282		11,541,171		804,344	
		2,909,140		15,147,862		2,555,551
Total other financial income		**2,916,785**		**15,249,332**		**2,560,473**
17) Interest and other financial expenses						
a) Subsidiary companies		2,252,250		6,711,432		2,928,109
b) Associated companies						
c) Parent companies		[redacted]		704,775		543,787
d) Third parties		[redacted]		6,201,418		1,046,123
Total interest and other financial expenses		**9,350,248**		**13,617,625**		**4,518,019**
Total financial income and expenses (C)		**(3,403,382)**		**20,351,392**		**(1,427,437)**

	Financial statements as of 06.30.2003		Financial statements as of 12.31.2002	Financial statements as of 06.30.2002
D) VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS				
18) Revaluation				
a) Of equity investments	521,300			
b) Of financial fixed assets not representing equity investments				
c) Of securities held as current assets not representing equity investments				
d) Other				
Total revaluations	**521,300**			
19) Writedowns				
a) Of equity investments	5,735,703		3,097,628	465,543
b) Of financial fixed assets not representing equity investments				
c) Of securities held as current assets not representing equity investments				
d) Other				
Total writedowns	**5,735,703**		**3,097,628**	**465,543**
Total value adjustments to financial assets (D)	**(5,214,403)**		**(3,097,628)**	**(465,543)**
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Extraordinary income				
a) Gains on disposals	209,887,773			
b) Out-of-period income/amounts not payable	23		162,050	226,306
c) Annual portion of capital grants				
d) Other				
Total extraordinary income	**209,887,796**		**162,050**	**226,306**
21) Extraordinary expenses				
a) Losses on disposals	164,711			
b) Out-of-period expense/amounts not receivable	1,499		1,495,194	
c) Other:				
- Previous year's taxes		61,407		
- Other expenses				
			61,407	
Total extraordinary expenses	**166,210**		**1,556,601**	
Total extraordinary items (E)	**209,721,586**		**(1,394,551)**	**226.306**
INCOME BEFORE TAXATION	**235,576,935**		**48,086,612**	**2,983,968**
22) Income taxes for the period				
- Current taxes		12,885,820		
- Advanced taxes		(589,774)		
- Deferred taxes		1,768,392		
Total income taxes			**14,064,438**	
23) GROSS INCOME BEFORE TAXATION FOR THE PERIOD	**235,576,935**			**2,983,968**
23) NET INCOME FOR THE YEAR			**34,022,174**	

Balance sheet AEM S.p.A.
Sources/utilizations

amounts in euro	Financial statements as of 06.30.2003			Financial statements as of 12.31.2002			Financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
CAPITAL INVESTED									
INTANGIBLE FIXED ASSETS	8,486,894		0.4	2,896,701		0.1	3,056,934		0.1
TANGIBLE FIXED ASSETS									
Gross value	849,309,005		36.0	806,813,345		34.0	742,498,808		34.3
(Accumulated depreciation)	(150,957,723)		(6.4)	(140,134,769)		(5.9)	(129,416,703)		(6.0)
	698,351,282		29.6	666,678,576		28.1	613,082,105		28.3
FINANCIAL FIXED ASSETS									
Equity investments	1,713,580,451		72.7	1,753,515,822		73.8	1,651,258,382		76.2
Other receivables	2,017,510		0.1	2,705,535		0.1	2,784,529		0.1
Guarantee deposits	271,370		0.0	272,670		0.0	522,714		0.0
(Provisions for risks and charges)	(55,454,308)		(2.4)	(56,985,810)		(2.4)	(55,760,411)		(2.6)
(Employee leaving indemnities)	(25,354,346)		(1.1)	(31,107,023)		(1.3)	(30,777,940)		(1.4)
*** CAPITAL INVESTED NET**	**2,341,898,853**		**99.4**	**2,337,976,471**		**98.4**	**2,184,166,313**		**100.8**
Inventories	7,191,118		0.3	12,108,566		0.5	13,691,471		0.6
Short-term receivables	187,083,180		7.9	213,013,733		9.0	140,363,543		6.5
Accrued income and prepaid expenses	54,028,066		2.3	52,078,511		2.2	59,746,917		2.8
(Trade payables)	(171,643,484)		(7.3)	(176,458,377)		(7.4)	(181,440,577)		(8.4)
(Other payables)	(61,618,004)		(2.6)	(61,895,923)		(2.6)	(50,398,375)		(2.3)
(Accrued expenses and deferred income)	(658,054)		(0.0)	(1,083,909)		(0.0)	(351,189)		(0.0)
*** WORKING CAPITAL**	**14,182,822**		**0.6**	**37,762,601**		**1.6**	**(18,388,210)**		**(0.8)**
**** TOTAL CAPITAL INVESTED**		**2,356,081,675**	**100.0**		**2,375,739,072**	**100.0**		**2,165,778,103**	**100.0**
SOURCES OF COVERAGE									
*** TOTAL SHAREHOLDERS' EQUITY**	**2,022,988,795**		**85.9**	**1,863,013,851**		**78.4**	**1,831,975,645**		**84.6**
Long-term financial receivables	127,078,605		5.4	5,255,357		0.2	1,448,662		0.1
Long-term financial payables	209,704,643		8.9	295,164,569		12.4	5,164,569		0.2
(1) TOTAL FINANCING POSITION BEYOND 12 MONTHS	82,626,038		3.5	289,909,212		12.2	3,715,907		0.2
Financial receivables due within 12 months	168,803,298		7.2	74,795,470		3.1	25,713,927		1.2
Liquid funds	113,484,619		4.8	53,353,441		2.2	2,564,240		0.1
Financial payables due within 12 months	532,754,759		22.6	350,964,920		14.8	358,364,718		16.5
(2) TOTAL FINANCING POSITION WITHIN 12 MONTHS	250,466,842		10.6	222,816,009		9.4	330,086,551		15.2
*** TOTAL NET FINANCING POSITION (1 + 2)**	**333,092,880**		**14.1**	**512,725,221**		**21.6**	**333,802,458**		**15.4**
**** TOTAL SOURCES**		**2,356,081,675**	**100.0**		**2,375,739,072**	**100.0**		**2,165,778,103**	**100.0**

Reclassified balance sheet
AEM S.p.A.

amounts in euro	Financial statements as of 06.30.2003			Financial statements as of 12.31.2002			Financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
ASSETS									
1. CURRENT ASSETS		**532,167,235**	**17.28**		**405,349,721**	**14.29**		**242,080,098**	**9.63**
Cash, banks, fixed-income securities	113,484,619		3.68	53,353,441		1.88	2,564,240		0.10
Equity investments among current assets	1,576,954		0.05						
Receivables for financial transactions					25,000,000	0.99			
Receivables for sale of energy and services provided	17,462,002		0.57	29,724,011		1.05	24,790,074		0.99
Amounts due from subsidiary companies	96,637,603		3.12	98,899,801		3.49	46,890,570		1.87
Financial receivables due from subsidiary companies	168,803,298		5.48	74,795,470		2.64	713,927		0.03
Amounts due from associated companies	1,470,452		0.05	6,471,069		0.23	1,233,049		0.05
Amounts due from parent company	50,181,604		1.63	51,109,048		1.80	45,247,205		1.80
Amounts due from CCSE	1,007,930		0.03	1,010,709		0.04	1,013,489		0.04
Other receivables	18,677,487		0.61	23,932,194		0.84	20,754,102		0.83
Operating advances to suppliers	1,568,318		0.05	1,791,865		0.06	303,741		0.01
Current portion of long-term financial receivables	77,784		0.00	75,036		0.00	131,313		0.01
Financial receivables due from associated companies									
Inventories	7,191,118		0.23	12,108,566		0.43	13,691,471		0.54
Accrued income and prepaid expenses	54,028,066		1.75	52,078,511		1.84	59,746,917		2.38
2. TANGIBLE FIXED ASSETS		**698,351,282**	**22.67**		**666,678,576**	**23.50**		**613,082,105**	**24.38**
Transferable tangible fixed assets	180,725,512		5.87	183,342,631		6.46	184,739,879		7.35
Non-transferable tangible fixed assets	505,244,079		16.40	470,386,936		16.58	414,087,837		16.47
Advances to suppliers for plant	12,381,691		0.40	12,949,009		0.46	14,254,389		0.57
3. INTANGIBLE FIXED ASSETS		**8,486,894**	**0.28**		**2,896,701**	**0.10**		**3,056,934**	**0.12**
Intangible fixed assets	8,486,894		0.28	2,896,701		0.10	3,056,934		0.12
4. FINANCIAL FIXED ASSETS		**1,841,370,982**	**59.78**		**1,761,749,384**	**62.11**		**1,656,014,287**	**65.87**
Equity investments	1,713,580,451		55.64	1,753,515,822		61.82	1,651,258,382		65.68
Securities	120,325,967		3.91	79,673		0.00	79,673		0.00
Long-term financial receivables due from associated companies	5,175,684		0.17	5,175,684		0.18	1,368,989		0.05
Long-term financial receivables	2,288,880		0.07	2,978,205		0.10	3,307,243		0.13
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**2,548,209,158**	**82.72**		**2,431,324,661**	**85.71**		**2,272,153,326**	**90.37**
6. TOTAL ASSETS (1 + 5)		**3,080,376,393**	**100.00**		**2,836,674,382**	**100.00**		**2,514,233,424**	**100.00**

amounts in euro	Financial statements as of 06.30.2003			Financial statements as of 12.31.2002			Financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
LIABILITIES									
1. CURRENT LIABILITIES		**766,874,301**	**24.90**		**590,403,129**	**20.81**		**590,554,859**	**23.49**
Advances from customers	22,700,922		0.74	20,226,679		0.71	17,761,592		0.71
Suppliers	171,643,484		5.57	176,458,377		6.22	181,440,577		7.22
Amounts due to subsidiary companies	5,956,546		0.19	3,462,878		0.12	503,625		0.02
Financial payables due to subsidiary companies	195,456,782		6.35	149,530,485		5.27	173,867,439		6.92
Amounts due to associated companies	1,342,304		0.04	8,135,571		0.29	5,553,537		0.22
Amounts due to parent companies:									
- current account	45,908,451		1.49	29,437,542		1.04	24,043,129		0.96
- other payables	353,368		0.01	394,846		0.01	307,821		0.01
Amounts due to tax authorities	8,124,400		0.26	11,524,752		0.41	8,642,094		0.34
Amounts due to social security and welfare institutions	7,560,144		0.25	9,179,191		0.32	8,088,290		0.32
Amounts due to CCSE	11,642		0.00	4,311		0.00	307,575		0.01
Amounts due to employees	2,958,060		0.10	3,543,368		0.12	3,876,257		0.15
Other payables	12,610,549		0.41	5,424,327		0.19	5,357,584		0.21
Short-term amounts due to banks	290,459,926		9.43	167,500,000		5.90	155,122,845		6.17
Short-term amounts due to other providers of finance	929,600		0.03	4,496,893		0.16	5,331,305		0.21
Accrued expenses and deferred income	858,054		0.03	1,083,909		0.04	351,189		0.01
2. MEDIUM/LONG-TERM LIABILITIES AND SUNDRY RESERVES		**290,513,297**	**9.43**		**383,257,402**	**13.51**		**91,702,920**	**3.65**
Medium/long-term amounts due to banks	209,704,643		6.81	295,164,569		10.41	5,164,569		0.21
Amounts due to other providers of finance									
Employee leaving indemnities	25,354,346		0.82	31,107,023		1.10	30,777,940		1.22
Deferred taxation provision	7,865,532		0.26	7,865,532		0.28	6,097,140		0.24
Specific risks provision	47,588,776		1.54	49,120,278		1.73	49,663,271		1.98
3. SHAREHOLDERS' EQUITY		**2,022,988,795**	**65.67**		**1,863,013,851**	**65.68**		**1,831,975,645**	**72.86**
Share capital	936,024,648		30.39	936,024,648		33.00	936,024,648		37.23
Legal reserve	67,513,369		2.19	65,812,260		2.32	65,812,260		2.62
Other reserves	783,873,843		25.45	827,154,769		29.16	827,154,769		32.90
Gross income for the period	235,576,935		7.65				2,983,968		0.12
Net income for the year				34,022,174		1.20			
4. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,080,376,393**	**100.00**		**2,836,674,382**	**100.00**		**2,514,233,424**	**100.00**

Reclassified statement of income
AEM S.p.A.

amounts in euro	Financial statements as of 06.30.2003			Financial statements as of 12.31.2002			Financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
A. SALES REVENUES		**150,838,486**	**100.0**		**277,126,439**	**100.0**		**126,740,968**	**100.0**
Sales of electricity to other electricity companies	349,620		0.2	707,399		0.3	427,600		0.3
Sales of electricity to users	20,602		0.0	30,508		0.0	17,213		0.0
Sales of electricity to subsidiary companies	461,865		0.3	9,634,355		3.5	9,041,652		7.1
Sales of materials to subsidiary companies	5,398,743		3.6	11,020,006		4.0	5,115,869		4.0
Sales of materials to associated companies	971		0.0				9,530		0.0
Services to the parent company (Municipality of Milan)	16,819,369		11.2	32,828,348		11.8	15,925,728		12.6
Services provided on behalf of third parties	10,562,736		7.0	29,565,740		10.7	13,045,435		10.3
Services to subsidiary companies	25,116,438		16.7	53,163,022		19.2	25,216,845		19.9
Services to associated companies	683,943		0.5	2,230,522		0.8	829,004		0.7
Change in contract work in progress	934,199		0.6	(1,055,922)		(0.4)	(241,720)		(0.2)
Fees for mains connection	645		0.0						
Rentals to subsidiary companies	87,419,461		58.0	130,259,054		47.0	52,729,653		41.6
Other revenues for the period	3,069,894		2.0	8,743,407		3.2	4,624,159		3.6
Total revenues from third parties	**150,838,486**		**100.0**	**277,126,439**		**100.0**	**126,740,968**		**100.0**
Contributions from the Cassa Conguaglio	**0**		**0.0**	**0**		**0.0**	**0**		**0.0**
B. EXTERNAL CHARGES		**76,104,609**	**50.5**		**161,000,658**	**58.1**		**79,817,193**	**63.0**
Fuel and purchases of energy	262,419		0.2	9,476,636		3.4	9,127,511		7.2
Materials	9,157,992		6.1	19,124,879		6.9	8,872,384		7.0
Subcontracts and work	20,836,345		13.8	52,929,135		19.1	22,241,572		17.5
Conveying charges				240		0.0			
Services received	18,788,705		12.5	38,241,207		13.8	18,924,164		14.9
Services from subsidiary companies	7,145,234		4.7	3,877,049		1.4	2,044,063		1.6
Services from associated companies	5,891,394		3.9	10,556,264		3.8	4,800,227		3.8
Use of third party assets	5,722,088		3.8	12,612,139		4.6	6,200,418		4.9
Use of assets of subsidiary companies	132,582		0.1						
Mountain municipal contributions and water off take charges	3,935,266		2.6	6,728,219		2.4	3,361,937		2.7
Taxes and duties for the period	1,366,449		0.9	3,038,302		1.1	1,453,717		1.1
Other operating costs	2,866,135		1.9	4,416,588		1.6	2,791,200		2.2
C. ADDED VALUE (A - B)		**74,733,877**	**49.5**		**116,125,781**	**41.9**		**46,923,775**	**37.0**
D. PAYROLL AND RELATED COSTS		**26,726,482**	**17.7**		**54,245,144**	**19.6**		**27,635,448**	**21.8**
Payroll	26,726,482		17.7	54,245,144		19.6	27,635,448		21.8
E. GROSS OPERATING MARGIN (C - D)		**48,007,395**	**31.8**		**61,880,637**	**22.3**		**19,288,327**	**15.2**
F. AMORTIZATION, DEPRECIATION AND PROVISIONS		**13,534,263**	**9.0**		**29,653,238**	**10.7**		**14,637,685**	**11.5**
Depreciation of tangible fixed assets	11,745,411		7.8	23,739,538		8.6	12,608,906		9.9
Amortization of intangible fixed assets	854,411		0.6	2,823,940		1.0	1,341,777		1.1
Other fixed assets written off				135,949		0.0			
Provisions to the allowance for doubtful receivables	430,413		0.3	1,354,694		0.5	306,443		0.2
Specific risks provision	504,028		0.3	1,599,117		0.6	380,559		0.3
G. OPERATING RESULT (E - F)		**34,473,132**	**22.9**		**32,227,399**	**11.6**		**4,650,642**	**3.7**

amounts in euro	Financial statements as of 06.30.2003			Financial statements as of 12.31.2002			Financial statements as of 06.30.2002		
	Subtotal	Total	%	Subtotal	Total	%	Subtotal	Total	%
H. FINANCIAL EXPENSES		**15,085,951**	**10.0**		**16,715,253**	**6.0**		**4,983,562**	**3.9**
Financial expenses on current account with parent company	122,426		0.1	704,775		0.3	543,787		0.4
Interest on amounts due to subsidiary companies	2252,250		1.5	6,711,432		2.4	2,928,109		2.3
Other financial expenses	6,975,572		4.6	6,201,418		2.2	1,046,123		0.8
Writedowns of equity investments	5,735,703		3.8	3,097,628		1.1	465,543		0.4
I. FINANCIAL INCOME		**6,468,167**	**4.3**		**33,969,017**	**12.3**		**3,090,582**	**2.4**
Income from equity investments	3,030,081		2.0	18,719,685		6.8	530,109		0.4
Financial income on current account with parent company	1,280,734		0.8	893,789		0.3	380,984		0.3
Other financial income	2,157,352		1.4	14,355,543		5.2	2,179,489		1.7
L. CURRENT INCOME (G - H + I)		**25,855,348**	**17.1**		**49,481,163**	**17.9**		**2,757,662**	**2.2**
M. EXTRAORDINARY INCOME/EXPENSES		**209,721,587**	**139.0**		**(1,394,551)**	**(0.5)**		**226,306**	**0.2**
N. PRE-TAX INCOME		**235,576,935**	**156.2**		**48,086,612**	**17.4**		**2,983,968**	**2.4**
O. CURRENT TAXATION					**14,064,438**	**5.1**			
P. GROSS INCOME FOR THE PERIOD		**235,576,935**	**156.2**					**2,983,968**	**2.4**
P. NET INCOME FOR THE YEAR					**34,022,174**	**12.28**			

Statement of cash flows AEM S.p.A.

thousands of euro	Financial statements as of 06.30.2003	Financial statements as of 12.31.2002	Financial statements as of 06.30.2002
Cash flow generated by operations during the year/period			
Gross income for the period	235,577		2,984
Net income for the year		34,022,174	
Depreciation of tangible fixed assets	11,745	23,740	12,609
Amortization of intangible fixed assets	854	2,824	1,342
Changes in assets and liabilities:			
Amounts receivable for sales and services	19,525	(45,985)	16,196
Amounts due from the parent company	927	(9,771)	(3,909)
Other receivables	6,168	5,255	9,534
Inventories	4,917	4,538	2,955
Accrued income and prepaid expenses	(1,950)	9,421	1,752
Trade payables	(4,815)	6,201	11,183
Amounts due to subsidiary companies	2,494	(1,531)	(4,491)
Amounts due to associated companies	(6,793)	3,096	514
Other payables	1,549	3,689	197
Advances from customers	2,474	6,822	4,358
Accrued expenses and deferred income	(226)	716	(16)
Reserve for employee leaving indemnities	(5,753)	(1,057)	(1,386)
Other reserves	(1,532)	(470)	(1,695)
Total cash flows generated by operations during the year/period	**265,161**	**41,510**	**52,127**
Cash flows absorbed by investment activities			
Net investments in tangible and intangible fixed assets	(49,863)	(122,868)	(56,819)
Investments in equity investments	38,359	(255,130)	(152,873)
Total cash flows absorbed by investment activities	**(11,504)**	**(377,998)**	**(209,692)**
Free cash flows	**253,657**	**(336,488)**	**(157,565)**
Cash flows absorbed by financing activities			
Amounts due to banks	37,500	431,677	129,300
Financial receivables	(120,246)	(4,011)	(205)
Current account amounts due to subsidiary companies	(48,082)	52,437	150,856
Amounts due to other financers	(3,567)	(834)	0
Current account due with the Municipality of Milan	16,471	(30,736)	(36,130)
Income distributed	(75,602)	(75,602)	(75,602)
Total cash flows absorbed by financing activities	**(193,526)**	**372,931**	**168,219**
INCREASE IN LIQUIDITY	**60,131**	**36,443**	**10,654**
LIQUIDITY AT THE BEGINNING OF THE YEAR/ PERIOD	**53,353**	**16,910**	**16,910**
LIQUIDITY AT THE END OF THE YEAR/PERIOD	**113,484**	**53,353**	**27,564**
NET FINANCIAL POSITION			
Net liquidity	113,484	53,353	27,564
Financial receivables	127,079	5,255	1,449
Current account with Municipality of Milan	(45,908)	(29,437)	(24,043)
Amounts due to banks	(500,165)	(462,664)	(160,287)
Other financers	(930)	(4,497)	(5,331)
Current account with subsidiary companies	(26,653)	(74,735)	(173,154)
Total net financial position	**(333,093)**	**(512,725)**	**(333,802)**





Independent Auditors' Report

AUDITORS' REPORT ON THE REVIEW OF THE MANAGEMENT REPORT OF AEM S.p.A.
(Translation from the original Italian version)

To the Shareholders of
AEM S.p.A.

1. We have performed the review of the Management Report of AEM S.p.A. for the semi-annual period ended June 30, 2003, represented by the statements of Consolidated Balance Sheet and Consolidated Statement of Income and related Notes (the "statements"). We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of AEM S.p.A., solely for the purpose of evaluating its consistency with the above mentioned statements and related Notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining information with respect to the accounts included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the statements identified and related Notes identified in paragraph 1 of this report of AEM S.p.A. as of and for the six months period ended June 30, 2003 as we do in connection with reporting on our full scope audit of the annual consolidated financial statements of AEM S.p.A..

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2002 and for the six months period ended June 30, 2001, reference should be made to our audit and review reports issued on April 11, 2003 and on September 18, 2002 respectively.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related Notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

5. We would point out that AEM S.p.A., as indicated in the notes and comments of the Management Report, has, in line with the provisions of Para. 7 of the above mentioned Art.81 of the Consob resolution N° 11971 of May 14, 1999 and successive modifications, presented its consolidated results for the period before tax. Therefore, the Company has not made the adjustments and the accruals for current and deferred taxes in accordance with the tax regulations and the accounting principle related to income taxes.

Milan, September 18, 2003

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia
(Partner)





AEM S.p.A.

Headquarters and Registered Office
Corso di Porta Vittoria, 4
20122 Milan - Italy

Share capital: € 936,024,648 (fully paid-in)
Taxpayer ID. VAT Registration and Milan Business Register: No. 11957540153

Chairman's Secretary
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone +39-02-7720.3851

Corporate Communications
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone +39-02-7720.3452

Corporate Segretary
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone +39-02-7720.3268

Investor relations
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone +39-02-7720.3879

www.aem.it
r@aem.it
aem@aem.it

Graphic and project
Ap&b - Milan

Printing
Bowne International - Milan

